


SEC MAIL PROCESSING
RECEIVED
MAR 16 2005
WASH. D.C.
202
SECTION

SKYWORKS SOLUTION INC

NOTICE OF 2005 ANNUAL MEETING AND PROXY STATEMENT | 2004 ANNUAL REPORT

P.E. 9-30-04



SKYWORKS™
BREAKTHROUGH SIMPLICITY

Skyworks Solutions, Inc. is a global leader in analog, mixed signal and digital semiconductors for mobile communications applications. The Company's power amplifiers, front-end modules, direct conversion transceivers and complete system solutions are at the heart of many of today's leading-edge multimedia handsets, cellular base stations and wireless networking platforms. Skyworks also offers a portfolio of highly innovative linear products, supporting a diverse set of automotive, broadband, industrial and medical customers.

Headquartered in Woburn, Massachusetts, Skyworks is worldwide with engineering, manufacturing, sales and service facilities throughout Asia, Europe and North America.



Dear Stockholders,

Skyworks' fiscal year 2004 was a tremendous success.

Our strong performance reflects two key dynamics: the degree to which we effectively executed to the strategy set forth when we created our company in June 2002, and the rapid customer adoption of our highly integrated and differentiated products.

Very simply, our core strategy is to:

- Leverage product capability breadth and depth to support our customers with innovative solutions
- Create competitive advantages by raising the product integration bar
- Increase our total dollar content per mobile platform, and
- Grow substantially faster than the overall market.

In fiscal 2004, this approach produced record results. We generated revenues of $784 million, up 27 percent from $618 million in fiscal 2003. More importantly, we exhibited strong operating leverage with pro forma operating income up more than twenty fold year over year, from $3 million to $64 million*. In turn, we yielded pro forma diluted earnings per share of $0.31, versus a loss of $0.13 in the prior year. In addition to achieving record top and bottom line results, we strengthened our balance sheet through the conversion of $45 million in long-term debt into equity, and ended the year with well over $200 million in cash.

We achieved these milestones through focused execution and accelerated product development, culminating in significant market share gains. Our family of power amplifiers, RF transceivers and complete cellular system solutions within our Mobile Platforms business continued to push the envelope of integration, enabling smaller footprints, lower bills of materials and faster time to market for our customers, while increasing our addressable dollar content per platform—a true win-win situation. At the same time, our Linear Products business expanded beyond cellular infrastructure and wireless networking applications, into a broad range of adjacent high-growth communications segments that utilize our analog skill sets.



* Please see the table on page 103 for a full reconciliation of pro forma information to GAAP.

MOBILE PLATFORMS

During the fiscal year, we surpassed an unprecedented half a billion power amplifier module shipments and exited 2004 with nearly 40 percent worldwide market share. Of special note, we were first to market with a complete front-end module, fusing power amplifier, switch and filter functionality into a single package. The trajectory of our ramp—from product launch to over 10 million unit shipments in less than two years—underscores our strong relationships with leading handset suppliers, such as Motorola, Sony Ericsson and Ningbo Bird, as they designed around our innovative front-end solutions. In parallel, our highly integrated radios saw increasing market acceptance as Nokia, Samsung, LG, Siemens, BenQ, Compal, Quanta and others deployed our core RF technology within their mobile phones.

Further, Helios™, our EDGE radio solution, gained considerable design win and order momentum. Helios™ incorporates our patent-pending Polar Loop™ transmit modulation approach, eliminating expensive components such as SAW filters, and saving handset designers significant space, cost and design-cycle time, while enhancing performance.

Our cellular systems product area outgrew the overall market as well, fueled by ramps at several new customers including NEC, Sanyo, Arima, CEC Telecom, Lenovo and Mio Technology, as they launched next-generation handsets based on our Pegasus™ platform. Given Skyworks' unique ability to offer seamless front-end module, radio, baseband and protocol stack integration, supported by local technical teams, handset manufacturers are free to focus their attention on differentiated industrial designs, multimedia feature sets and accelerated time-to-market.

LINEAR PRODUCTS

Historically, our analog and mixed signal competencies have been at the heart of our cellular handset, infrastructure and wireless networking solutions. With the establishment of our Linear Products business unit in fiscal 2004, we are aggressively leveraging these technologies across a variety of new market applications. These solutions are critical links between analog and digital worlds, as they detect, measure, amplify and convert temperature, pressure and audio information into the digital realm.

Our goal within Linear Products is to be a worldwide leader in innovative analog components that utilize our core capabilities, deliver superior gross margins and have long product life cycles.


REVENUE
(Dollars in millions)
$543
$618
$784
FY02
FY03
FY04


PRO FORMA
OPERATING INCOME
(Dollars in millions)
$(72)
$3
$64
FY02
FY03
FY04


PRO FORMA
EARNINGS PER SHARE
(Dollars)
$(0.59)
$(0.13)
$0.31
FY02
FY03
FY04

To that end, we are taking advantage of our:

- Core linear product portfolio
- Modeling design capabilities
- Mixed signal and engineering skill sets
- Strong catalog sales channels, and
- Specialized representative and distributor networks.

Given that all of our analog product offerings make use of Skyworks' existing core expertise, have longer product life cycles, high barriers to entry and commensurate gross margins, we are extremely excited about Linear Products' long-term growth prospects.

Only six months into this initiative, we're making significant progress and have already secured several strategic design wins in support of automotive, broadband, industrial and medical applications. More specifically, we introduced tire pressure sensing and personal area networking solutions, and initiated volume production of ultra-linear control ICs for multiple Research in Motion (RIM) Blackberry™ devices.

OUR FUTURE

In summary, in fiscal 2004 we distanced ourselves from our peer group. We gained market share across the business, captured a higher degree of handset content, launched our Linear Products business and strengthened our financial position.



GEORGE M. LE VAN
Vice President
Human Resources



KARL E. MENTZEL
Vice President
Operations

Looking to the future, we are well positioned to support our customers' transition to next-generation technologies and to capture a disproportionate share of the overall market, particularly as worldwide mobile phone penetration rates increase, and consumers upgrade to multimedia-intensive platforms—where form factor, battery life and system cost are critical. In fact, as the industry migrates to 3G services, an amalgamation of CDMA and GSM/GPRS/EDGE air interfaces, Skyworks is poised to benefit, as we are one of only a few suppliers in the industry that currently supports these dual standards with high market share across both.

Our product pipeline is strong and we remain committed to achieving our vision of becoming a global leader in analog, mixed signal and digital semiconductors for mobile communications.

We thank our customers for their confidence in us, our employees whose dedication and tenacity is reflected in our record results and you, our shareholders, for your commitment to our business. Throughout 2005 and beyond, our efforts will remain focused on creating shareholder value, as we develop and launch *breakthrough simplicity®* technologies in support of a wireless world.



David J. Aldrich
President and Chief Executive Officer



DAVID J. ALDRICH
President, Chief Executive Officer and Director



ALLAN M. KLINE
Vice President and Chief Financial Officer



STAN A. SWEARINGEN
Vice President and General Manager
Linear Products



GREGORY L. WATERS
Vice President and General Manager
Cellular Systems



NIEN-TSU SHEN
Vice President
Quality



KEVIN D. BARBER
Senior Vice President and General Manager
RF Solutions



LIAM K. GRIFFIN
Vice President
Sales and Marketing

March 8, 2005

Dear Stockholder:

I am pleased to invite you to attend the 2005 annual meeting of stockholders of Skyworks Solutions, Inc. to be held at 2:00 p.m. Eastern Daylight Time on Thursday, April 28, 2005, at the Boston Marriott Burlington, One Mall Road, Burlington, Massachusetts (the "Annual Meeting"). We look forward to your participation in person or by proxy. The attached Notice of Annual Meeting and Proxy Statement describe the matters that we expect to be acted upon at the Annual Meeting.

If you plan to attend the Annual Meeting, please check the designated box on the enclosed proxy card. Or, if you utilize our telephone or Internet voting systems, please indicate your plans to attend the Annual Meeting when prompted to do so. If you are a stockholder of record, you should bring the top half of your proxy card as your admission ticket and present the ticket upon entering the Annual Meeting. If you are planning to attend the Annual Meeting and your shares are held in "street name" by your broker (or other nominee), you should ask the broker for a proxy issued in your name and present it at the meeting.

Whether or not you plan to attend the Annual Meeting, and regardless of how many shares you own, it is important that your shares be represented at the Annual Meeting. Accordingly, we urge you to complete the enclosed proxy and return it to us promptly in the postage-prepaid envelope provided, or to complete your proxy by telephone or via the Internet in accordance with the instructions on the proxy card. If you do attend the Annual Meeting and wish to vote in person, you may withdraw your proxy at that time.

Sincerely yours,



Dwight W. Decker
Chairman of the Board

SKYWORKS SOLUTIONS, INC.

20 Sylvan Road
Woburn, MA 01801
(781) 376-3000

5221 California Avenue
Irvine, CA 92617
(949) 231-3000

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On THURSDAY, APRIL 28, 2005

To the Stockholders of Skyworks Solutions, Inc.:

The 2005 annual meeting of stockholders of Skyworks Solutions, Inc., a Delaware corporation (the "Company"), will be held at 2:00 p.m. Eastern Daylight Time on Thursday, April 28, 2005, at the Boston Marriott Burlington, One Mall Road, Burlington, Massachusetts (the "Annual Meeting") to consider and act upon the following proposals:

1. To elect four members of the Board of Directors of the Company as Class III directors with terms expiring at the 2008 annual meeting of stockholders.

2. To approve the adoption of the Company's 2005 Long-Term Incentive Plan.

3. To approve an amendment to the Company's 2001 Directors' Stock Option Plan.

4. To ratify the selection of KPMG LLP as independent auditors for the Company for fiscal year 2005.

5. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Only stockholders of record at the close of business on March 1, 2005, are entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof. All stockholders are cordially invited to attend the Annual Meeting. **To ensure your representation at the Annual Meeting, however, we urge you to vote promptly in one of the following ways whether or not you plan to attend the Annual Meeting:** (1) by completing, signing and dating the accompanying proxy card and returning it in the postage-prepaid envelope enclosed for that purpose, (2) by completing your proxy using the toll-free number listed on the proxy card, or (3) by completing your proxy via the Internet by visiting the website address listed on your proxy card. Should you receive more than one proxy card because your shares are held in multiple accounts or registered in different names or addresses, please complete, sign, date and return each proxy card, or complete each proxy by telephone or the Internet, to ensure that all of your shares are voted. Your proxy may be revoked at any time prior to the Annual Meeting. Any stockholder attending the Annual Meeting may vote at the meeting even if he or she previously submitted a proxy by mail, telephone or via the Internet. If your shares are held in "street name" by your broker (or other nominee), your vote in person at the Annual Meeting will not be effective unless you have obtained and present a proxy issued in your name from the broker.

By Order of the Board of Directors,



MARK V.B. TREMALLO
Vice President, General Counsel and Secretary

Woburn, Massachusetts
March 8, 2005

SKYWORKS SOLUTIONS, INC.

20 Sylvan Road
Woburn, MA 01801
(781) 376-3000

5221 California Avenue
Irvine, CA 92617
(949) 231-3000

PROXY STATEMENT

This Proxy Statement is being furnished in connection with the solicitation of proxies by the Board of Directors of Skyworks Solutions, Inc., a Delaware corporation ("Skyworks" or the "Company"), for use at the Company's annual meeting of stockholders to be held at 2:00 p.m. Eastern Daylight Time on Thursday, April 28, 2005, at the Boston Marriott Burlington, One Mall Road, Burlington, Massachusetts or at any adjournment or postponement thereof (the "Annual Meeting"). The Company's Annual Report, which includes financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended October 1, 2004, is being mailed together with this Proxy Statement to all stockholders entitled to vote at the Annual Meeting. This Proxy Statement and form of proxy are expected to be first mailed to stockholders on or about March 12, 2005.

Only stockholders of record at the close of business on March 1, 2005 (the "Record Date"), are entitled to notice of and to vote at the Annual Meeting. As of the Record Date, there were 157,379,530 shares of Skyworks' common stock issued and outstanding. Pursuant to Skyworks' certificate of incorporation and by-laws, and applicable Delaware law, each share of common stock entitles the holder of record at the close of business on the Record Date to one vote on each matter considered at the Annual Meeting. As a stockholder, you may vote in one of the following three ways whether or not you plan to attend the Annual Meeting: (1) by completing, signing and dating the accompanying proxy card and returning it in the postage-prepaid envelope enclosed for that purpose, (2) by completing your proxy using the toll-free telephone number listed on the proxy card, or (3) by completing your proxy via the Internet at the website address listed on the proxy card. If you attend the Annual Meeting, you may vote in person at the meeting even if you have previously completed your proxy by mail, telephone or via the Internet. If your shares are held in "street name" by your broker (or other nominee), the broker is required to vote those shares in accordance with your instructions. If you do not give instructions to your broker, the broker will be entitled to vote the shares with respect to "discretionary" items as described below but will not be permitted to vote the shares with respect to "non-discretionary" items (in which case any shares voted by the broker will be treated as "broker non-votes"). If your shares are held in "street name" by your broker (or other nominee), please check your proxy card or contact your broker (or other nominee) to determine whether you will be able to vote by telephone or via the Internet.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted at the Annual Meeting. Proxies may be revoked by (i) delivering to the Secretary of the Company, before the taking of the vote at the Annual Meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly completing a later-dated proxy relating to the same shares and presenting it to the Secretary of the Company before the taking of the vote at the Annual Meeting or (iii) attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be delivered to the Company's principal executive offices at Skyworks Solutions, Inc., 20 Sylvan Road, Woburn, MA 01801, Attention: Secretary, or hand delivered to the Secretary of the Company, before the taking of the vote at the Annual Meeting.

The representation in person or by proxy of at least a majority of the issued and outstanding common shares entitled to vote at the Annual Meeting is necessary to constitute a quorum for the transaction of business. Shares that abstain from voting on any proposal and "broker non-votes" will be counted as shares that are present and entitled to vote for purposes of determining whether a quorum exists at the Annual Meeting. For purposes of determining the outcome of any matter as to which a broker (or other nominee) has indicated that it does not have discretionary voting authority, those shares will be treated as not present and not entitled to vote with respect to that matter (even though those shares are considered entitled to vote for quorum purposes and may be entitled to vote on other matters).

Pursuant to the Company's by-laws, directors are elected by a plurality vote and, therefore, the four nominees who receive the most votes will be elected. Stockholders will not be allowed to cumulate their votes in the election of directors. Accordingly, abstentions, which will not be voted, will not affect the outcome of the election of the nominees to the Board of Directors. In addition, the election of directors is a "discretionary" matter on which a broker (or other nominee) is authorized to vote in the absence of instruction from the beneficial owner. Therefore, no "broker non-votes" will result from Proposal 1.

On all other matters to be acted upon at the Annual Meeting, an affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting, and entitled to vote on each such matter, is required for approval. Proposals 2 and 3 involve matters on which a broker (or other nominee) does not have discretionary authority to vote. Accordingly, these proposals may result in "broker non-votes." Proposal 4 involves a matter on which a broker (or other nominee) does have discretionary authority to vote. Therefore, Proposal 4 will not result in "broker non-votes." With respect to Proposals 2, 3, and 4, an abstention will have the same effect as a "no" vote. An automated system administered by the Company's transfer agent tabulates the votes. The vote on each matter submitted to stockholders is tabulated separately.

The persons named as attorneys-in-fact in the proxies, David J. Aldrich and Allan M. Kline, were selected by the Board of Directors and are officers of the Company. Each executed proxy returned in time to be counted at the Annual Meeting will be voted. Where a choice has been specified in an executed proxy with respect to the matters to be acted upon at the Annual Meeting, the shares represented by the proxy will be voted in accordance with the specifications. If no such specifications are indicated, such proxies will be voted FOR the nominees to the Board of Directors, FOR the approval of the Company's 2005 Long-Term Incentive Plan, FOR the approval of the amendment to the Company's 2001 Directors' Stock Option Plan, and FOR the ratification of the selection of KPMG LLP as independent auditors of the Company for the 2005 fiscal year.

If you plan to attend the Annual Meeting, please be sure to check the designated box on your proxy card indicating your intent to attend, and save the admission ticket attached to your proxy (the top half); or, indicate your intent to attend through Skyworks' telephone or Internet voting procedures, and save the admission ticket attached to your proxy. If your shares are held in "street name" by your broker (or other nominee), please check your proxy card or contact your broker (or other nominee) to determine whether you will be able to indicate your intent to attend by telephone or via the Internet. In order to be admitted to the Annual Meeting, you will need to present your admission ticket, as well as provide a valid picture identification, such as a driver's license or passport. If your shares are held in "street name" by your broker (or other nominee), you should contact your broker (or other nominee) to obtain a proxy in your name and present it at the Annual Meeting in order to vote.

Some brokers (or other nominees) may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this Proxy Statement and our Annual Report may have been sent to multiple stockholders in your household. If you are a stockholder and your household or address has received only one Annual Report and one Proxy Statement, the Company will promptly deliver a separate copy of the Annual Report and the Proxy Statement to you, upon your written request to Skyworks Solutions, Inc., 5221 California Avenue, Irvine, CA 92617, Attention: Investor Relations, or oral request to Investor Relations at (949) 231-4700. If you would like to receive separate copies of our Annual Report and Proxy Statement in the future, you should direct such request to your broker (or other nominee). Even if your household or address has received only one Annual Report and one Proxy Statement, a separate proxy card should have been provided for each stockholder account. Each individual proxy card should be signed, dated, and returned in the enclosed postage-prepaid envelope (or voted by telephone or via the Internet, as described therein). If your household has received multiple copies of our Annual Report and Proxy Statement, you can request the delivery of single copies in the future by contacting your broker (or other nominee), or the Company at the address or telephone number above.

If you are a participant in the Skyworks 401(k) Savings and Investment Plan, you will receive a proxy card for the Skyworks shares you own through the 401(k) Plan. That proxy card will serve as a voting instruction card for the trustee of the 401(k) Plan, and your 401(k) Plan shares will be voted as you instruct.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

To the Company's knowledge, the following table sets forth the beneficial ownership of the Company's common stock as of February 25, 2005, by the following individuals or entities: (i) each person who beneficially owns 5% or more of the outstanding shares of the Company's common stock as of February 25, 2005; (ii) the Named Executives (as defined herein under the heading "Compensation of Executive Officers"); (iii) each director and nominee for director; and (iv) all current executive officers and directors of the Company, as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission ("SEC"), is not necessarily indicative of beneficial ownership for any other purpose, and does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares. As of February 25, 2005, there were 157,375,086 shares of Skyworks common stock issued and outstanding.

In computing the number of shares of Company common stock beneficially owned by a person and the percentage ownership of that person, shares of Company common stock that are subject to stock options or other rights held by that person that are currently exercisable or that will become exercisable within 60 days of February 25, 2005, are deemed outstanding. These shares are not, however, deemed outstanding for the purpose of computing the percentage ownership of any other person.

Names and Addresses of Beneficial Owners(1)	Number of Shares Beneficially Owned(2)	Percent of Class
Delaware Management Holdings(3)	10,659,803	6.82%
David J. Aldrich	928,041(4)	(*)
Kevin D. Barber	190,520(4)	(*)
Donald R. Beall	624,515(5)(6)	(*)
Kevin L. Beebe	15,000	(*)
Moiz M. Beguwala	378,290(5)	(*)
Dwight W. Decker	1,491,525(5)	(*)
Timothy R. Furey	135,000	(*)
Liam K. Griffin	179,845(4)	(*)
Balakrishnan S. Iyer	410,534(5)	(*)
Allan M. Kline	75,635(4)(7)	(*)
Thomas C. Leonard	107,736	(*)
David P. McGlade	—	(*)
David J. McLachlan	92,600	(*)
Gregory L. Waters	152,395(4)	(*)
All directors and executive officers as a group (16 persons)	4,969,406(4)(5)(6)(7)	3.16%

* Less than 1%

(1) Unless otherwise noted, each person's address is the address of the Company's principal executive offices at Skyworks Solutions, Inc., 20 Sylvan Road, Woburn, MA 01801 and stockholders have sole voting and investment power with respect to shares, except to the extent such power may be shared by a spouse or otherwise subject to applicable community property laws. The address of Delaware Management Holdings, as set forth on Schedule 13G filed by Delaware Management Holdings with the SEC on February 9, 2005, is 2005 Market Street, Philadelphia, Pennsylvania 19103.

(2) Includes the number of shares of Company common stock subject to stock options held by that person that are currently exercisable or will become exercisable within sixty (60) days of February 25, 2005 (the "Current Options"), as follows: Aldrich - 870,250 shares under Current Options; Barber - 186,314 shares

under Current Options; Beall - 293,509 shares under Current Options; Beebe - 15,000 shares under Current Options; Beguwala - 366,260 shares under Current Options; Decker - 1,440,210 shares under Current Options; Furey - 135,000 shares under Current Options; Griffin - 165,000 shares under Current Options; Iyer - 404,455 shares under Current Options; Kline - 70,000 shares under Current Options; Leonard - 60,000 shares under Current Options; McLachlan - 90,000 shares under Current Options; Waters - 137,500 shares under Current Options; directors and executive officers as a group (16 persons) - 4,400,465 shares under Current Options.

(3) Consists of shares beneficially owned by Delaware Management Holdings, Inc., a registered investment advisor wholly-owned by Delaware Management Business Trust. Delaware Management Business Trust is a wholly-owned subsidiary of Lincoln National Corp. Delaware Management Holdings, Inc. may be deemed to share beneficial ownership with the various Delaware Investments Family of Funds. Of the shares beneficially owned, Delaware Management Holdings, Inc. and Delaware Management Business Trust (through its ownership Delaware Management Holdings, Inc.) have sole voting power with respect to 10,610,883 shares, sole disposition power with respect to 10,653,903 shares, and shared disposition power with respect to 5,900 shares. With respect to the information relating to the affiliated Delaware Management Holdings entities, the Company has relied on information supplied by such entities on a Schedule 13G filed with the SEC on February 9, 2005.

(4) Includes shares held in the Company's 401(k) savings plan.

(5) Includes shares held in savings plan(s) of Conexant Systems, Inc., and/or Rockwell Automation, Inc., resulting from the distribution of Skyworks' shares for shares of Conexant Systems, Inc. held in those plans in connection with the merger of the wireless communications business of Conexant Systems, Inc. with Alpha Industries, Inc. on June 25, 2002 ("Merger").

(6) Includes 106,828 shares of Company common stock held in trust for the benefit of other persons, as to all of which Mr. Beall disclaims beneficial ownership.

(7) Includes 250 shares of Company common stock held in trust for the benefit of other persons, as to all of which Mr. Kline disclaims beneficial ownership.

PROPOSALS TO BE VOTED

PROPOSAL 1

ELECTION OF DIRECTORS

The Company's certificate of incorporation and by-laws provide that the Board of Directors shall be divided into three classes, each class consisting, as nearly as possible, of one-third of the total number of directors, with each class having a three-year term. A director elected by the Board of Directors to fill a vacancy (including a vacancy created by an increase in the authorized number of directors) shall serve for the remainder of the full term of the class of directors in which the vacancy occurred and until such director's successor is elected and has been duly qualified or until his earlier death, resignation or removal.

The Board of Directors is currently comprised of ten members. On February 1, 2005, the Board of Directors appointed Mr. David P. McGlade as its tenth member to fill a vacancy created by an increase in the size of the Board. Mr. McGlade was recommended for the Board of Director's selection by our Nominating and Corporate Governance Committee, which is comprised solely of independent directors within the meaning of the applicable listing standards of the Nasdaq Stock Market (the "NASD Rules").

Messrs. Aldrich, Beguwala, Decker and McGlade are nominated for election as Class III directors to hold office until the 2008 annual meeting of stockholders and thereafter until their successors have been duly elected and qualified. The nominees have not been nominated pursuant to any arrangement or understanding with any person. Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote at the meeting. Shares represented by all proxies received by the Board of Directors and not so marked as to withhold authority to vote for the nominees will be voted **FOR** the election of the four nominees. Each person nominated for election has agreed to serve if elected, and the Board of Directors knows of no reason why any nominee should be unable or unwilling to serve, but if such should be the case, proxies will be voted for the election of some other person.

Set forth below is summary information for each person nominated and each person whose term of office as a director will continue after the Annual Meeting, including the year such nominee or director was first elected a director, the positions currently held by the nominee and each director with the Company, the year each nominee's or director's term will expire and class of director of each nominee and each director. This information is followed by additional biographical information about these individuals, as well as the Company's other executive officers.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NOMINEES LISTED BELOW

Nominee's or Director's Name (and Year He First Became a Director)	Position(s) with the Company	Year Director Term Will Expire	Class of Director
Nominees:			
David J. Aldrich (2000)	President, Chief Executive Officer and Director	2008	III
Moiz M. Beguwala (2002)	Non-Employee Director	2008	III
Dwight W. Decker (2002)	Non-Employee Director and Chairman of the Board	2008	III
David P. McGlade (2005)	Non-Employee Director	2008	III
Continuing Directors:			
Donald R. Beall (2002)*	Non-Employee Director	2006	I
Balakrishnan S. Iyer (2002)	Non-Employee Director	2006	I
Thomas C. Leonard (1996)	Non-Employee Director	2006	I
Kevin L. Beebe (2004)(1)(2)(3)	Non-Employee Director	2007	II
Timothy R. Furey (1998)(1)(2)(3)	Non-Employee Director	2007	II
David J. McLachlan (2000)(1)(2)(3)	Non-Employee Director	2007	II

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Nominating and Corporate Governance Committee

* Mr. Beall has notified Skyworks of his intention to resign effective April 28, 2005. Assuming Mr. Beall's resignation, and unless another director is appointed in the near future, promptly following the Annual Meeting, Skyworks expects to reduce the size of the Board of Directors from ten (10) to nine (9), and reclassify the Board such that each class of director be comprised of three (3) directors.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth for each director of the Company and the current executive officers of the Company, their ages and present positions with the Company:

Name	Age	Title
Dwight W. Decker	54	Chairman of the Board
David J. Aldrich	48	President, Chief Executive Officer and Director
Donald R. Beall	66	Director
Kevin L. Beebe	45	Director
Moiz M. Beguwala	58	Director
Timothy R. Furey	46	Director
Balakrishnan S. Iyer	48	Director
Thomas C. Leonard	70	Director
David P. McGlade	44	Director
David J. McLachlan	66	Director
Allan M. Kline	59	Vice President and Chief Financial Officer
Kevin D. Barber	44	Senior Vice President and General Manager, RF Solutions
Liam K. Griffin	38	Vice President, Sales and Marketing
George M. LeVan	59	Vice President, Human Resources
Mark V.B. Tremallo	48	Vice President, General Counsel and Secretary
Gregory L. Waters	44	Vice President and General Manager, Cellular Systems

Dwight W. Decker, age 54, has been Chairman of the Board since June 2002. Dr. Decker has also served as Chairman of the Board of Conexant Systems, Inc. (a broadband communication semiconductor company) since December 1998 and has served as a director of Conexant since 1996. Since November 2004, Dr. Decker has also served as Conexant's Chief Executive Officer, a position he previously held from December 1998 until March 2004. He served as Senior Vice President of Rockwell International Corporation (now, Rockwell Automation, Inc.) (electronic controls and communications) and President, Rockwell Semiconductor Systems (now Conexant) from July 1998 to December 1998; Senior Vice President of Rockwell; and President, Rockwell Semiconductor Systems and Electronic Commerce prior thereto. Dr. Decker is also a director of Mindspeed Technologies, Inc. (networking infrastructure semiconductors), Pacific Mutual Holding Company (life insurance) and Jazz Semiconductor, Inc. (semiconductor wafer foundry). He is also a director or member of numerous professional and civic organizations.

David J. Aldrich, age 48, has served as Chief Executive Officer, President and Director of the Company since April 2000. From September 1999 to April 2000, Mr. Aldrich served as President and Chief Operating Officer. From May 1996 to May 1999, when he was appointed Executive Vice President, Mr. Aldrich served as Vice President and General Manager of the semiconductor products business unit. Mr. Aldrich joined the Company in 1995 as Vice President, Chief Financial Officer and Treasurer. From 1989 to 1995, Mr. Aldrich held senior management positions at M/A-COM, Inc. (developer and manufacturer of radio frequency and microwave semiconductors, components and IP networking solutions), including Manager Integrated Circuits Active Products, Corporate Vice President Strategic Planning, Director of Finance and Administration and Director of Strategic Initiatives with the Microelectronics Division.

Donald R. Beall, age 66, has been a director since June 2002. He retired from Rockwell International Corporation in 1998, after holding positions as Chairman, Chief Executive Officer and President for nearly 20 years. Mr. Beall is Chairman of the Executive Committee and a director of Rockwell Collins, Inc. (avionics and communications). Mr. Beall is also a director of Conexant Systems, Inc., Mindspeed Technologies, Inc., Jazz Semiconductor, Inc. and CT Realty. He is a former director of The Procter & Gamble Company, Amoco Corporation, ArvinMeritor, Inc., Rockwell International Corporation and The Times Mirror Company. He is a former trustee of California Institute of Technology (1990-2004), a member of various University of California, Irvine supporting organizations, and an overseer of the Hoover Institute at

Stanford. He is an investor, director, and/or advisor with several private companies and investment partnerships.

Kevin L. Beebe, age 45, has been a director since January 2004. He has been Group President of Operations at ALLTEL Corporation, a telecommunications services company, since 1998. From 1996 to 1998, Mr. Beebe served as Executive Vice President of Operations for 360°Corporation, a wireless communication company. He has held a variety of executive and senior management positions at several divisions of Sprint, including Vice President of Operations and Vice President of Marketing and Administration for Sprint Cellular, Director of Marketing for Sprint North Central Division, Director of Engineering and Operations Staff and Director of Product Management and Business Development for Sprint Southeast Division, as well as Staff Director of Product Services at Sprint Corporation. Mr. Beebe began his career at AT&T/Southwestern Bell as a Manager.

Moiz M. Beguwala, age 58, has been a director since June 2002. He is an executive employee of Conexant Systems, Inc., and served as Senior Vice President and General Manager of the Wireless Communications business unit of Conexant from January 1999 to June 2002. Prior to Conexant's spin-off from Rockwell International Corporation, Mr. Beguwala served as Vice President and General Manager, Wireless Communications Division, Rockwell Semiconductor Systems, Inc. from October 1998 to December 1998; Vice President and General Manager Personal Computing Division, Rockwell Semiconductor Systems, Inc. from January 1998 to October 1998; and Vice President, Worldwide Sales, Rockwell Semiconductor Systems, Inc. from October 1995 to January 1998. Mr. Beguwala serves on the Board of Directors of SIRF Technology.

Timothy R. Furey, age 46, has been a director since 1998. He has been Chief Executive Officer of MarketBridge, a privately-owned sales and marketing strategy and technology professional services firm, since 1991. His company's clients include organizations such as IBM, British Telecom and other global Fortune 500 companies selling complex technology products and services into both OEM and end-user markets. Prior to 1991, Mr. Furey held a variety of consulting positions with Boston Consulting Group, Strategic Planning Associates, Kaiser Associates and the Marketing Science Institute.

Balakrishnan S. Iyer, age 48, has been a director since June 2002. He served as Senior Vice President and Chief Financial Officer of Conexant Systems, Inc. from December 1998 to June 2003, and has been a director of Conexant since February 2002. Prior to joining Conexant, Mr. Iyer served as Senior Vice President and Chief Financial Officer of VLSI Technology Inc. Prior to that, he was corporate controller for Cypress Semiconductor Corp. and Director of Finance for Advanced Micro Devices, Inc. Mr. Iyer serves on the Board of Directors of Conexant, Invitrogen Corporation, Power Integrations and QLogic Corporation.

Thomas C. Leonard, age 70, has been a director since August 1996. From April 2000 until June 2002 he served as Chairman of the Board of the Company, and from September 1999 to April 2000, he served the Company as Chief Executive Officer. From July 1996 to September 1999, he served as President and Chief Executive Officer. Mr. Leonard joined the Company in 1992 as a Division General Manager and was elected a Vice President in 1994. Mr. Leonard has over thirty years' experience in the microwave industry, having held a variety of executive and senior level management and marketing positions at M/A-COM, Inc., Varian Associates, Inc. and Sylvania.

David P. McGlade, age 44, has been a director since February 2005. Beginning in April 2005, he will serve as the Chief Executive Officer of Intelsat, a worldwide provider of satellite communications services. Currently, Mr. McGlade is an Executive Director of mmO2 PLC, and serves as the Chief Executive Officer of O2 UK, a subsidiary of mmO2, a position he has held since October 2000. Before joining O2 UK, Mr. McGlade was President of the Western Region for Sprint PCS; Chief Executive Officer and co-founder of Pure Matrix, a US software company that enables the creation of services on mobile phones; Chief Executive Officer of CatchTV, an Internet/TV convergence company; and Vice President, Operations at TCI.

David J. McLachlan, age 66, has been a director since 2000. Mr. McLachlan served as a senior advisor to the Chairman and Chief Executive Officer of Genzyme Corporation, a biotechnology company, from 1999 to 2004. He also was the Executive Vice President and Chief Financial Officer of Genzyme Corporation from 1989 to 1999. Prior to joining Genzyme, Mr. McLachlan served as Vice President, Finance of Adams-Russell Company, an electronic component supplier and cable television franchise owner. Mr. McLachlan also serves on the Boards of Directors of Dyax Corporation, a biotechnology company, and HearUSA, Ltd., a hearing care services company.

Allan M. Kline, age 59, has been Vice President and Chief Financial Officer since January 2004. In 2003, Mr. Kline served as Chief Financial Officer of Fibermark, Inc., a producer of specialty fiber-based materials that filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code ("U.S.B.C.") on November 15, 2004. Prior to this, from 1996 to 2002, Mr. Kline served as Chief Financial Officer for Acterna Corporation, a global communications test and management company that filed a voluntary petition for reorganization under Chapter 11 of the U.S.B.C. on May 6, 2003. He has also served as Chief Financial Officer for CrossComm Corp., a provider of internetworking systems from 1995 to 1996 and for Cabot Safety Corporation, a subsidiary of Cabot Corporation, a basic materials manufacturer from 1990 to 1994. Mr. Kline was also a Vice President at O'Connor, Wright Wyman, Inc., a merger and acquisition advisory firm from 2002 to 2003, and served on the Board of Directors of Acterna and CrossComm. Mr. Kline also serves as a director of the Massachusetts Telecommunications Council. He began his career at Arthur Young & Co. in 1969, where he was a partner for six years.

Kevin D. Barber, age 44, has served as Senior Vice President and General Manager of RF Solutions since September 2003. Mr. Barber served as Senior Vice President, Operations from June 2002 to September 2003; Senior Vice President, Operations of Conexant Systems, Inc. (broadband communication semiconductors) from February 2001 to June 2002; Vice President, Internal Manufacturing from August 2000 to February 2001; Vice President, Device Manufacturing from March 1999 to August 2000; Vice President, Strategic Sourcing from November 1998 to March 1999; and Director, Material Sourcing of Rockwell Semiconductor Systems (now Conexant) from May 1997 to November 1998. Prior to this, Mr. Barber held various engineering and operational roles at Rockwell Semiconductor Systems since April 1984.

Liam K. Griffin, age 38, has served as Vice President, Sales and Marketing since August 2001. Previously, Mr. Griffin was employed by Vectron International, a division of Dover Corp., as Vice President of Worldwide Sales from 1997 to 2001, and as Vice President of North American Sales from 1995 to 1997. His prior experience included positions as a Marketing Manager at AT&T Microelectronics, Inc. and Product and Process Engineer at AT&T Network Systems.

George M. LeVan, age 59, has served as Vice President, Human Resources since June 2002. Previously, Mr. LeVan served as Director, Human Resources, from 1991 to 2002 and has managed the human resource department since joining the Company in 1982. Prior to 1982, he held human resources positions at Data Terminal Systems, Inc., W.R. Grace & Co., Compo Industries, Inc. and RCA.

Mark V.B. Tremallo, age 48, joined the Company in April 2004 and serves as Vice President, General Counsel and Secretary. Previously, from January 2003 to April 2004, Mr. Tremallo was Senior Vice President and General Counsel at TAC Worldwide Companies, a technical workforce solutions provider. Prior to TAC, from May 1997 to May 2002, he was Vice President, General Counsel and Secretary at Acterna Corp., a global communications test equipment and solutions provider which filed a voluntary petition for reorganization under Chapter 11 of the U.S.B.C. on May 6, 2003. Earlier, Mr. Tremallo served as Vice President, General Counsel and Secretary at Cabot Safety Corporation.

Gregory L. Waters, age 44, joined the Company in April 2003 and is Vice President and General Manager of the Company's Cellular Systems business. Most recently, from February 2001 until April 2003, Mr. Waters served as Senior Vice President of Strategy and Business Development at Agere Systems and, beginning in 1998, held positions there as Vice President of the Wireless Communications business and Vice President of the Broadband Communications business. Prior to working at Agere, Mr. Waters held a variety of senior management positions within Texas Instruments, including Director of Network Access Products and Director of North American Sales.

As part of the terms of the Merger, four designees of Conexant — Donald R. Beall, Moiz M. Beguwala, Dwight W. Decker and Balakrishnan S. Iyer — were appointed to our Board of Directors. Each of the four Conexant designees to the Board continues to have a business relationship with Conexant. Mr. Decker currently serves as the chief executive officer, as well as the chairman of the board, of Conexant. Mr. Iyer currently serves as a non-employee director of Conexant. Mr. Beguwala is a current employee, as well as a former executive officer, of Conexant. Mr. Beall is a non-employee director of Conexant.

CORPORATE GOVERNANCE

Board of Director and Stockholder Meetings: The Board of Directors met six (6) times during the fiscal year ended October 1, 2004 ("fiscal year 2004"). Each director attended at least 75% of the Board of Directors meetings and meetings of Board of Director committees on which he served in fiscal year 2004. The Company's policy is that directors are encouraged to attend the annual meeting of stockholders and expected to do so when such meeting is held in conjunction with a regular Board meeting. A majority of the members of the Board of Directors attended the 2004 annual meeting of stockholders.

Board of Director Independence: Each year, the Board of Directors reviews the relationships that each director has with the Company and with other parties. Only those directors who do not have any of the categorical relationships that preclude them from being independent within the meaning of applicable listing standards of The Nasdaq Stock Market (the "NASD Rules") and who the Board of Directors affirmatively determines have no relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, are considered to be independent directors. The Board of Directors has reviewed a number of factors to evaluate the independence of each of its members. These factors include its members' current and historic relationships with the Company and its competitors, suppliers and customers; their relationships with management and other directors; the relationships their current and former employers have with the Company; and the relationships between the Company and other companies of which the Company's board members are directors or executive officers. After evaluating these factors the Board of Directors has determined that, on the date of the Annual Meeting, a majority of the members of the Board of Directors, consisting of Kevin L. Beebe, Timothy R. Furey, Thomas Leonard, David J. McLachlan, and David P. McGlade, will be independent directors of the Company within the meaning of applicable NASD Rules.

Corporate Governance Guidelines: The Board of Directors has adopted corporate governance practices to help fulfill its responsibilities to the stockholders in overseeing the work of management and the Company's business results. These guidelines are intended to ensure that the Board has the necessary authority and practices in place to review and evaluate the Company's business operations, as needed, and to make decisions that are independent of the Company's management. In addition, the guidelines are intended to align the interests of directors and management with those of the Company's stockholders. A copy of the Company's Corporate Governance Guidelines is available on the Investor Relations portion our website at: *http://www.skyworksinc.com.*

In accordance with these Corporate Governance Guidelines, independent members of the Board of Directors of the Company met in executive session without management present twice during fiscal year 2004. The Board of Directors has designated Mr. Furey as the presiding director for these meetings.

Stockholder Communications: Our stockholders may communicate directly with the Board of Directors as a whole or to individual directors by writing directly to those individuals at the following address: 20 Sylvan Road, Woburn, MA 01801. The Company will forward to each director to whom such communication is addressed, and to the Chairman of the Board in his capacity as representative of the entire Board of Directors, any mail received at the Company's corporate office to the address specified by such director and the Chairman of the Board.

Codes of Ethics: The Board of Directors has adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, as well as a Code of Ethics For Principal Financial Officers. Links to these codes of ethics are on the Investor Relations portion of our website at: *http://www.skyworksinc.com.*

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has a standing Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee. The Board of Directors has determined that each of the directors who serve on these committees, is independent within the meaning of applicable NASD Rules and, for members of the Audit Committee, Section 10A(m)(3) of the Securities Exchange Act of 1934 (the "Exchange Act").

Audit Committee: Skyworks has established a separately designated Audit Committee in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Mr. McLachlan, who serves as the chairman, and Messrs. Beebe and Furey. Each of the members of the committee is independent within the meaning of applicable NASD Rules and Section 10A(m)(3) of the Exchange Act. The Board of Directors has determined that the Chairman of the Audit Committee, Mr. McLachlan, is an "audit committee financial expert" as defined in Item 401(h) of Regulation S-K. The Audit Committee met nine (9) times during fiscal year 2004.

The primary responsibility of the Audit Committee is the oversight of the quality and integrity of the Company's financial statements, the Company's internal financial and accounting processes, and the independent audit process. Additionally, the Audit Committee has responsibilities and authority necessary to comply with Rule 10A-3(b)(2), (3), (4), and (5) under the Exchange Act. The committee meets privately with the independent auditors, reviews their performance and independence from management and has the sole authority to retain and dismiss the independent auditors. These and other aspects of the Audit Committee's authority are more particularly described in the Company's Audit Committee Charter, which is reviewed annually by the committee and is available on the Investor Relations portion of our website at: *http://www.skyworksinc.com.*

The Audit Committee has adopted a formal policy concerning approval of audit and non-audit services to be provided to the Company by its independent auditor, KPMG LLP. The policy requires that all services provided by KPMG LLP, including audit services and permitted audit-related and non-audit services, be pre-approved by the Audit Committee. The Audit Committee pre-approved all audit and non-audit services provided by KPMG LLP for fiscal year 2004.

Compensation Committee: The members of the Compensation Committee are Mr. Furey, who serves as the chairman, and Messrs. Beebe and McLachlan each of whom is independent within the meaning of applicable NASD Rules. The Compensation Committee met three (3) times during fiscal year 2004. The functions of the Compensation Committee include establishing the appropriate level of compensation, including incentive compensation, of the Chief Executive Officer, all other executive officers and any other officers or employees who report directly to the Chief Executive Officer. The Compensation Committee also administers Skyworks' stock option plans. The Board of Directors has adopted a written charter for the Compensation Committee, which is available on the Investor Relations portion of our website at: *http://www.skyworksinc.com.*

Nominating and Corporate Governance Committee: The members of the Nominating and Corporate Governance Committee, all of whom are independent within the meaning of applicable NASD Rules, are Mr. Furey, who serves as the chairman, and Messrs. Beebe and McLachlan. The Nominating and Corporate Governance Committee met once in fiscal year 2004. The Nominating and Corporate Governance Committee is responsible for evaluating and recommending individuals for election or re-election to the Board of Directors and its committees, including any recommendations that may be submitted by stockholders, the evaluation of the performance of the Board of Directors and its committees, and the evaluation and recommendation of the corporate governance policies. These and other aspects of the Nominating and Corporate Governance Committee's authority are more particularly described in the Nominating and Corporate Governance Committee Charter, which is available on the Investor Relations portion of our website at: *http://www.skyworksinc.com.*

The Nominating and Corporate Governance Committee evaluates director candidates in the context of the overall composition and needs of the Board of Directors, with the objective of recommending a group that can best manage the business and affairs of the Company and represent the interests of the Company's stockholders using its diversity of experience. The committee seeks directors who possess certain minimum qualifications, including the following:

- A director must have substantial or significant business or professional experience or an understanding of technology, finance, marketing, financial reporting, international business or other disciplines relevant to the business of the Company.

- A director (other than an employee-director) must be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Board of Directors or of a Board committee.

- The committee also considers the following qualities and skills, among others, in its selection of directors and as candidates for appointment to the committees of the Board of Directors:
  - Economic, technical, scientific, academic, financial, accounting, legal, marketing, or other expertise applicable to the business of the Company;
  - Leadership or substantial achievement in their particular fields;
  - Demonstrated ability to exercise sound business judgment;
  - Integrity and high moral and ethical character;
  - Potential to contribute to the diversity of viewpoints, backgrounds, or experiences of the Board of Directors as a whole;
  - Capacity and desire to represent the balanced, best interests of the Company as a whole and not primarily a special interest group or constituency;
  - Ability to work well with others;
  - High degree of interest in the business of the Company;
  - Dedication to the success of the Company;
  - Commitment to the responsibilities of a director; and
  - International business or professional experience.

In addition, the committee will consider that a majority of the Board of Directors must meet the independence requirements promulgated by the applicable NASD Rules. The Company expects that a director's existing and future commitments will not materially interfere with such director's obligations to the Company. For candidates who are incumbent directors, the committee considers such director's past attendance at meetings and participation in and contributions to the activities of the Board of Directors. The committee identifies candidates for director nominees in consultation with the Chief Executive Officer of the Company and the Chairman of the Board of Directors, through the use of search firms or other advisors or through such other methods as the committee deems to be helpful to identify candidates. Once candidates have been identified, the committee confirms that the candidates meet all of the minimum qualifications for director nominees set forth above through interviews, background checks, or any other means that the committee deems to be helpful in the evaluation process. The committee then meets to discuss and evaluate the qualities and skills of each candidate, both on an individual basis and taking into account the overall composition and needs of the Board of Directors. Based on the results of the evaluation process, the committee recommends candidates for director nominees for election to the Board of Directors. In February 2005, the Nominating Committee recommended to the Board of Directors that Mr. David P. McGlade be elected to the Board of Directors. Mr. McGlade was identified by the committee for consideration through an independent third-party search firm hired by the committee, for which a fee was paid to identify and pre-screen potential nominees.

The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders provided the stockholders follow the procedures set forth below. The committee does not intend to alter the manner in which it evaluates candidates, including the criteria set forth above, based on whether the candidate was recommended by a stockholder or otherwise. To date, the Nominating and Corporate Governance Committee has not received a director nominee from any stockholder of the Company's voting stock.

Stockholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board of Directors may do so by submitting a written recommendation to the committee not later than November 12, 2005, in accordance with the procedures set forth below in this Proxy Statement under the heading "Stockholder Proposals." For nominees for election to the Board of Directors proposed by stockholders to be considered, the recommendation for nomination must be in writing and must include the following information:

- Name of the stockholder, whether an entity or an individual, making the recommendation;
- A written statement disclosing such stockholder's beneficial ownership of the Company's capital stock;
- Name of the individual recommended for consideration as a director nominee;
- A written statement from the stockholder making the recommendation stating why such recommended candidate would be able to fulfill the duties of a director;
- A written statement from the stockholder making the recommendation stating how the recommended candidate meets the independence requirements established by the SEC and The Nasdaq Stock Market;
- A written statement disclosing the recommended candidate's beneficial ownership of the Company's capital stock; and
- A written statement disclosing relationships between the recommended candidate and the Company which may constitute a conflict of interest.

Nominations may be sent to the attention of the committee via U.S. mail or expedited delivery service to Skyworks Solutions, Inc., 20 Sylvan Road, Woburn, Massachusetts 01801, Attn: Nominating and Corporate Governance Committee, c/o Secretary of Skyworks Solutions, Inc.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee of the Board of Directors comprises Messrs. Beebe, Furey and McLachlan. No member of this committee was at any time during the past fiscal year an officer or employee of the Company, was formerly an officer of the Company or any of its subsidiaries, or had any employment relationship with the Company. No "compensation committee interlocks," within the meaning of Item 402(j) of Regulation S-K, existed during fiscal year 2004.

PROPOSAL 2

APPROVAL OF THE ADOPTION OF THE 2005 LONG-TERM INCENTIVE PLAN

Skyworks is requesting that stockholders vote in favor of adopting the 2005 Long-Term Incentive Plan (the "2005 LTIP"), which was adopted by our Board of Directors on February 1, 2005, subject to stockholder approval. If approved by stockholders, the 2005 LTIP will be effective as of February 1, 2005. The Company is requesting 5,000,000 shares of common stock to be authorized for issuance upon grants of nonqualified stock options under the plan with a maximum term of seven (7) years. Nonqualified stock option awards with up to a seven (7) year term will be counted against the shares authorized for issuance under the plan at a 1:1 ratio; however, any stock that is subject to an award under the Plan, other than a nonqualified stock option with up to a seven (7) year term, shall be counted against the share limit at a 1.5:1 ratio. The 2005 LTIP is intended to replace the 1996 Long-Term Incentive Plan (the "1996 LTIP") and the 1999 Employee Long-Term Incentive Plan (the "1999 LTIP") programs, with the 2005 LTIP providing the Company with flexibility to transition to greater use of performance-based restricted stock, performance shares and other alternative equity vehicles. Approval of this plan will assist the Company in transitioning all of its plans to stockholder-approved plans.

Background of Our Equity-Based Compensation Philosophy

Skyworks' vision is to become a global leader in analog, mixed signal and digital semiconductors for mobile communications applications. Successful execution of the Company's strategy depends on attracting and retaining highly skilled and dedicated employees. As the source of our technological and product innovations, our key technical personnel represent a significant asset. The loss of the services of one or more of our key employees or our inability to attract, retain and motivate qualified personnel could have a material adverse effect on our ability to operate our business. The wireless semiconductor markets are characterized by intense competition and our manufacturing processes are extremely complex and specialized. The ability to attract and retain qualified personnel to contribute to the design, development, manufacture and sale of new products is critical to our success. The purpose of the 2005 LTIP is to enable the Company to attract and retain top quality employees, officers and consultants, and to provide these persons with an incentive to enhance stockholder returns.

We believe equity-based compensation, which has always been a part of our compensation program, provides a significant incentive to our employees for improved performance. The Board of Directors has determined that the adoption of a new long-term incentive plan that provides for alternative vehicles beyond stock options is necessary to give the Company the flexibility and advantages needed to adapt its compensation practices to today's changing global marketplace. The future success of Skyworks will depend on its ability to attract, retain and motivate key executives and employees with equity-based compensation awards, while also aligning those employees' interests with those of stockholders. The Company is concerned with retaining key talent in its organization, particularly given the complexity of its manufacturing process and specialized expertise of its engineers. Like many technology companies, equity has become an important part of employees' total compensation package. In addition, the Company believes that flexibility to develop performance-based equity programs tied to achievement of specific milestones will motivate and retain employees and assist the Company in achieving its goals.

We only have a limited number of shares available for future grants under our existing equity-based compensation plans. Skyworks currently grants options under three long-term equity incentive plans. The 1996 LTIP and 2001 Directors' Stock Option Plan (the "Directors' Plan") are both stockholder approved plans and, as of December 31, 2004, had approximately 700 shares and 70,000 shares remaining available for future grant, respectively. The 1999 LTIP is a non-stockholder approved plan that as of December 31, 2004, had approximately 2.2 million shares remaining available for future grant. We anticipate that the shares currently available under our existing equity-based compensation plans will not be sufficient to meet our needs over the next year.

We do not believe the "overhang" from our equity-based compensation awards is significant. As of December 31, 2004, the Company had a total of 34,048,563 shares reserved for issuance pursuant to options outstanding with a weighted average exercise price of $13.18 and a weighted average life of seven (7) years. As a result of the Merger, 29% of these outstanding options are held by non-employees, which represent 6.3% of the Company's total overhang. We define "overhang" as the total number of common shares underlying equity-based awards granted but not yet exercised (excluding shares issuable under our employee stock purchase plan), plus shares available for grant, divided by the total number of common shares outstanding at the end of the reporting period. When stock options held by non-employees are excluded from the overhang calculation, the Company's total overhang is 16.9%, which we believe is low relative to our peers.

We have committed to a lower "burn rate" for future equity-based compensation awards. The Company has a practice of awarding stock options to all its employees. Although the Company's average "burn rate" since the Merger is competitive with its peers, beginning in fiscal year 2005, the Company has committed to a lower burn rate of 3.5% of total shares outstanding. We calculate "burn rate" as the total number of common shares underlying equity-based awards granted in any given year (excluding shares issuable under our employee stock purchase plan) divided by the total number of common shares outstanding at the end of the reporting period. The number of equity awards used in the burn rate calculation is not reduced by cancelled or forfeited options or shares acquired or retained by us during the reporting period.

The 2005 Long-Term Incentive Plan has been designed to minimize the risk of potentially adverse equity-based compensation practices. The 2005 LTIP has, among other things, the following features:

- Prohibits the granting of stock options with an exercise price below the fair market value of the common stock on the grant date;
- A discounted "share reduction" formula in the pool of available shares, whereby the issuance of any award, other than a nonqualified stock option with up to a seven (7) year term, will reduce the pool of available shares by 1.5 shares. For example, if no nonqualified stock options were to be issued under the 2005 LTIP, the maximum number of shares of common stock subject to other awards would be 3,333,333 shares.

- Prohibits repricing, or reducing the exercise price of a stock option, without obtaining stockholder approval; and,

- Does not include any "evergreen" or "reload" provisions.

We strongly believe that our equity-based compensation programs have been integral to our success in the past and will be important to our ability to succeed in the future. Therefore, we consider approval of the 2005 LTIP vital to our future success. A summary description of the 2005 LTIP follows.

Description of the 2005 LTIP

This summary is qualified in its entirety by reference to the 2005 LTIP, a copy of which is attached to the electronic copy of this Proxy Statement filed with the SEC and may be accessed from the SEC's home page (www.sec.gov). In addition, a copy of the 2005 LTIP may be obtained from the Secretary of the Company.

Types of Awards

The 2005 LTIP provides for the grant of nonqualified stock options, restricted stock awards, stock appreciation rights and other stock-based awards, including the grant of shares based upon certain conditions such as performance-based conditions and the grant of securities convertible into common stock (collectively, "Awards").

Nonqualified Stock Options. Optionees receive the right to purchase a specified number of shares of common stock at a specified option price and subject to such other terms and conditions as are specified in connection with the option grant. Options may be granted at an exercise price that is no less than 100% of the fair market value of the common stock on the date of grant. Options may not be granted for a term in excess of seven (7) years. The 2005 LTIP permits the following forms of payment of the exercise price of options: (i) payment by cash, check or in connection with a "cashless exercise" through a broker, (ii) surrender to the Company of shares of common stock, (iii) delivery to the Company of a promissory note, (iv) any other lawful means, or (v) any combination of these forms of payment.

Unless such action is approved by the Company's stockholders: (1) no outstanding option may be amended to provide an exercise price per share that is lower than the then-current exercise price per share of the option (other than adjustments to reflect stock splits, stock dividends, recapitalizations, spin-offs and other similar changes in capitalization) and (2) the Board may not cancel any outstanding option and grant in substitution therefor new Awards under the Plan covering the same or a different number of shares of common stock and having an exercise price per share lower than the then-current exercise price per share of the cancelled option. No option shall contain any provision entitling the optionee to the automatic grant of additional options in connection with any exercise of the original option.

Restricted Stock Awards. Restricted stock Awards entitle recipients to acquire shares of common stock, subject to the right of the Company to repurchase all or part of such shares from the recipient in the event that the conditions specified in the applicable Award are not satisfied prior to the end of the applicable restriction period established for such Award. Instead of issuing common stock that is subject to repurchase, the Board may grant Awards known as restricted stock units that entitle recipients to receive unrestricted shares of common stock in the event that the conditions specified in the applicable Award are satisfied prior to the end of the applicable restriction period established for such Award.

Stock Appreciation Rights. Stock appreciation rights entitle recipients to receive the appreciation in the value of the common stock over the value of the Common on the date of grant of the stock appreciation right. Stock appreciation rights will be settled by the delivery of shares of common stock. Stock appreciation rights may be issued in tandem with options or as stand-alone rights.

Other Stock-Based Awards. Under the 2005 LTIP, the Board of Directors has the right to grant other Awards based upon the common stock having such terms and conditions as the Board of Directors may determine, including the grant of shares based upon certain conditions such as performance-based conditions and the grant of securities convertible into common stock.

Eligibility to Receive Awards

Employees, officers, consultants and advisors of the Company and its subsidiaries, and of other business ventures in which the Company has a significant interest, are eligible to be granted Awards under the 2005 LTIP. The maximum number of shares with respect to which Awards may be granted to any participant under the 2005 LTIP is 750,000 shares per calendar year.

Plan Benefits

As of February 25, 2005, approximately 4,000 persons would be eligible to receive Awards under the 2005 LTIP if it were approved, including the Company's seven (7) executive officers. The granting of Awards under the 2005 LTIP is discretionary, and the Company cannot now determine the number or type of Awards to be granted in the future to any particular person or group. On February 25, 2005, the last reported sale price of the Company common stock on the Nasdaq Stock Market was $7.40.

Administration

The 2005 LTIP is administered by the Board of Directors. The Board of Directors has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the 2005 LTIP and to interpret the provisions of the 2005 LTIP. Pursuant to the terms of the 2005 LTIP, the Board of Directors may delegate authority under the 2005 LTIP to one or more committees or subcommittees of the Board of Directors. The Board of Directors has authorized the Compensation Committee to administer certain aspects of the 2005 LTIP, including the granting of options to executive officers.

Subject to any applicable limitations contained in the 2005 LTIP, the Board of Directors, the Compensation Committee, or any other committee to whom the Board of Directors delegates authority, as the case may be, selects the recipients of Awards and determines (i) the number of shares of common stock covered by options and the dates upon which such options become exercisable, (ii) the exercise price of options (which may not be less than 100% of the fair market value of the common stock), (iii) the duration of options (which may not exceed seven (7) years) and (iv) the number of shares of common stock subject to any restricted stock or other stock-based Awards and the terms and conditions of such Awards, including conditions for repurchase, issue price and repurchase price.

The Board of Directors is required to make appropriate adjustments in connection with the 2005 LTIP and any outstanding Awards to reflect stock splits, stock dividends, recapitalizations, spin-offs and other similar changes in capitalization. The 2005 LTIP also contains provisions addressing the consequences of any Reorganization Event, which is defined as (i) any merger or consolidation of the Company with or into another entity as a result of which all of the common stock of the Company is converted into or exchanged for the right to receive cash, securities or other property or (b) any exchange of all of the common stock of the Company for cash, securities or other property pursuant to a share exchange transaction. Upon the occurrence of a Reorganization Event, all outstanding options are to be assumed, or substituted for, by the acquiring or succeeding corporation. However, if the acquiring or succeeding corporation does not agree to assume, or substitute for, outstanding options, then the Board of Directors must either accelerate the options to make them fully exercisable prior to consummation of the Reorganization Event or provide for a cash out of the value of any outstanding options. Upon the occurrence of a Reorganization Event, the repurchase and other rights of the Company under each outstanding restricted stock Award will inure to the benefit of the acquiring or succeeding corporation. The Board of Directors will specify the effect of a Reorganization Event on any other Award at the time the Award is granted.

If a Change in Control Event occurs, except to the extent specifically provided to the contrary in any Award agreement or any other agreement between a Participant and the Company, any options outstanding as of the date the Change of Control occur and not then exercisable shall automatically become fully exercisable and all restrictions and conditions on all Restricted Stock Awards shall automatically be deemed terminated or satisfied. A "Change in Control Event" occurs if the Continuing Directors (as defined below) cease for any reason to constitute a majority of the Board. A "Continuing Director" will include any member of the Board as of the effective date of the Plan and any individual nominated for election to the Board by a majority of the then Continuing Directors.

If any Award expires or is terminated, surrendered, canceled or forfeited, the unused shares of common stock covered by such Award will again be available for grant under the 2005 LTIP.

Amendment or Termination

The Board of Directors may at any time amend, suspend or terminate the 2005 LTIP, except that no Award designated as subject to Section 162(m) of the Code by the Board of Directors after the date of such amendment shall become exercisable, realizable or vested (to the extent such amendment was required to grant such Award) unless and until such amendment shall have been approved by the Company's stockholders. No Award may be granted under the 2005 LTIP after February 1, 2015, but Awards previously granted may extend beyond that date.

If stockholders do not approve the adoption of the 2005 LTIP, the 2005 LTIP will not go into effect, and the Company will not grant any Awards under the 2005 LTIP. In such event, the Board of Directors will consider whether to adopt alternative arrangements based on its assessment of the needs of the Company.

Federal Income Tax Consequences

The following summarizes the United States federal income tax consequences that generally will arise with respect to awards granted under the plan. This summary is based on the tax laws in effect as of the date of this Proxy Statement. Changes to these laws could alter the tax consequences described below.

Nonqualified Stock Options. A participant will not have income upon the grant of a nonqualified stock option. A participant will have compensation income upon the exercise of a nonqualified stock option equal to the value of the stock on the day the participant exercised the option less the exercise price. Upon sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the option was exercised. This capital gain or loss will be long-term if the participant has held the stock for more than one year and otherwise will be short-term.

Restricted Stock; Restricted Stock Units. A participant will not have income upon the grant of restricted stock unless an election under Section 83(b) of the Code is made within 30 days of the date of grant. If a timely 83(b) election is made, then a participant will have compensation income equal to the value of the stock less the purchase price. When the stock is sold, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the date of grant. If the participant does not make an 83(b) election, then when the stock vests the participant will have compensation income equal to the value of the stock on the vesting date less the purchase price. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the vesting date. Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term. The tax treatment of a restricted stock unit and the stock issued upon the vesting of a restricted stock unit is the same as described above for restricted stock, except that no Section 83(b) election may be made with respect to restricted stock units.

Stock Appreciation Rights. A participant will not have income upon the grant of a stock appreciation right. A participant will have compensation income upon the exercise of a stock appreciation right equal to the appreciation in the value of the stock underlying the stock appreciation right. When the stock distributed in settlement of the stock appreciation right is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the exercise date. Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Tax Consequences to the Company. There will be no tax consequences to the Company except that we will be entitled to a deduction when a participant has compensation income. Any such deduction will be subject to the limitations of Section 162(m) of the Code.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE ADOPTION OF THE 2005 LONG-TERM INCENTIVE PLAN

PROPOSAL 3

APPROVAL OF AN AMENDMENT TO THE 2001 DIRECTORS' STOCK OPTION PLAN

The Board of Directors believes that the future success of Skyworks will depend on its ability to attract and retain key outside director talent. The compensation package awarded to the Company's outside directors is heavily weighted with equity. As discussed elsewhere in this Proxy Statement, the Company is endeavoring to continue to improve the independence of its Board of Directors by nominating another new, independent director. The 2001 Directors' Stock Option Plan (the "Directors' Plan") was approved by the Board of Directors in April 2001 and by the stockholders in September 2001 and June 2002. Non-employee directors currently receive an option to purchase 45,000 shares of Skyworks common stock upon initial appointment and an option to purchase 15,000 shares following each annual meeting of stockholders. Of the 565,000 shares previously authorized for issuance under the Directors' Plan, there were only 70,000 shares remaining as of December 31, 2004. The Board of Directors therefore is requesting the stockholders approve an amendment to the Directors' Plan to increase the number of shares authorized for issuance thereunder by 500,000 shares of common stock, to an aggregate of 1,065,000 shares. The Company believes that the proposed increase in shares authorized under the Directors' Plan will be sufficient to meet the Company's needs pursuant to the automatic grant provisions described above over the next three (3) fiscal years. The Directors' Plan requires that options have a maximum term of ten (10) years, and the plan will terminate on or about September 10, 2011. A summary description of the Directors' Plan follows.

Description of the Directors' Plan

This summary is qualified in its entirety by reference to the Directors' Plan, a copy of which is attached to the electronic copy of this Proxy Statement filed with the SEC and may be accessed from the SEC's home page (www.sec.gov). In addition, a copy of the Directors' Plan may be obtained from the Secretary of the Company.

Purpose. The Directors' Plan is intended to provide Skyworks' directors with long-term incentives and rewards, to assist the Company in attracting and retaining experienced and able directors, and to align the interests of Skyworks' directors more closely with those of the Company's stockholders.

Administration. The Directors' Plan is administered by the Board of Directors (the "Board").

Stock Available for Awards. Without giving effect to the proposed amendment, a maximum of 565,000 shares of Skyworks common stock are currently authorized for issuance under the Directors' Plan. The shares of Skyworks common stock to be delivered under the Directors' Plan may be either authorized but unissued shares, treasury shares, shares reacquired by Skyworks for such purpose or shares previously reserved for issuance upon exercise of directors' options (under the Directors' Plan or other plans) which have expired or been terminated.

Eligibility; Grants of Awards. Grants of options are made to non-employee directors upon their election and re-election to the Skyworks board. Under the Directors' Plan, each new non-employee director receives an option to purchase 45,000 shares of Skyworks common stock immediately following the earlier of Skyworks' annual meeting of stockholders at which the director is first elected by the Skyworks stockholders or immediately following the director's initial appointment by the board of directors. In addition, following each annual meeting of stockholders each director who is continuing in office or re-elected receives an option to purchase 15,000 shares of Skyworks common stock. The Directors' Plan is not intended to be a means of compensating executive officers of Skyworks; directors who are also executive officers of Skyworks are not eligible to participate in the Directors' Plan. As of February 25, 2005, there were nine (9) non-employee directors.

Price; Exercise; Restrictions. Stock options are rights to purchase shares of Skyworks common stock at a fixed exercise price for a predetermined period of time. The exercise price of all options to be granted under the Directors' Plan will be the fair market value of Skyworks common stock on the date the option is granted or the par value of the shares of common stock if that is higher. This price must be paid in full upon exercise of the option either in cash or by delivery of shares of common stock (as permitted by the Skyworks board of directors), or any combination of cash and stock (as permitted by the Skyworks board of directors). All options under the Directors' Plan will become exercisable in four equal increments over a period of four years from the date of grant and must be exercised within ten years after the date the option is granted. The options may not be assigned or transferred except by will or under the laws of descent and distribution, or pursuant to a qualified domestic relations order. During the lifetime of a director, the option may be exercisable only by the director. All of the options granted under the Directors' Plan will be nonqualified stock options under the Code.

Rights in the Event of Cessation of Service. In the event of the cessation of service of a director, the director's options may be exercised as follows: (1) in the event of death, all unvested options will become fully vested and all options may be exercised by the heirs of the director for twelve months after the date of death (or until the expiration of the option, if sooner); (2) in the event of a director's permanent and total disability, only vested options may be exercised, and only for a period of six months after the cessation of service (or until the expiration of the option, if sooner); (3) in the event a director ceases to serve as a director for any other reason, except for cause, only vested options may be exercised, and only for a period of three months after the cessation of service (or until the expiration of the option, if sooner). In the event a director is removed from office for cause, all remaining options cease to be exercisable whether or not previously vested.

Indemnity. The Directors' Plan provides that the Skyworks board of directors shall not be liable for any act, omission, interpretation, construction or determination made in good faith in connection with their responsibilities with respect to the Directors' Plan. Skyworks agrees to indemnify the directors in respect of any claim, loss, damage or expense (including counsel fees) arising from any such act, omission, interpretation, construction or determination to the full extent permitted by law.

Amendment; Termination. The Skyworks board of directors may at any time, and from time to time, amend, suspend or terminate the Directors' Plan in whole or in part, provided that the provisions of the Directors' Plan relating to the amount and price of Skyworks common stock to be awarded and the timing of such awards may not be amended more than once every six months other than to comport with changes in the Code, the Employee Retirement Income Security Act or the rules under either statute. No amendment, suspension or termination of the Directors' Plan may affect the rights of any participant to whom an option has been granted without such participant's consent.

Share Adjustments. If Skyworks' outstanding common stock is increased or decreased, or changed into or exchanged for a different number or kind of shares or other securities by reason of a recapitalization, reclassification, stock split, combination of shares, separation (including a spin-off) or stock dividend, there will be an equitable adjustment in the exercise prices of outstanding options and the number and kind of shares as to which outstanding options shall be exercisable as determined by the Skyworks board of directors. If Skyworks is a party to any merger or consolidation, any purchase or acquisition of property or stock, or any separation, reorganization or liquidation, the Skyworks board of directors (or, if Skyworks is not the surviving corporation, the board of directors of the surviving corporation) shall have the power to make arrangements for the substitution of new options for, or the assumption by another corporation of, any options then outstanding under the Directors' Plan.

Change of Control. Upon the occurrence of a change of control of Skyworks (as defined in the Directors' Plan) each outstanding and unvested option will become exercisable.

Duration. Awards may be made under the Directors' Plan for a period of ten years ending on September 10, 2011. The period during which a stock option or other award may be exercised, however, may extend beyond that time.

Federal Income Tax Consequences

The following summarizes the United States federal income tax consequences that generally will arise with respect to awards granted under Directors' Plan. This summary is based on the tax laws in effect as of the date of this Proxy Statement. Changes to these laws could alter the tax consequences described below.

Nonqualified Stock Options. A participant will not have income upon the grant of a nonqualified stock option. A participant will have compensation income upon the exercise of a nonqualified stock option equal to the value of the stock on the day the participant exercised the option less the exercise price. Upon sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the option was exercised. This capital gain or loss will be long-term if the participant has held the stock for more than one year and otherwise will be short-term.

Tax Consequences to the Company. There will be no tax consequences to the Company except that we will be entitled to a deduction when a participant has compensation income. Any such deduction will be subject to the limitations of Section 162(m) of the Code.

Awards to be Granted under the Directors' Plan. In the event the amendment to the Directors' Plan is approved by the stockholders, the table below states the number of shares of Skyworks common stock that the Company anticipates will be granted under the Directors' Plan on April 28, 2005.

2001 Directors' Stock Option Plan Awards(1)

Name and Position	Dollar Value(2)	Number of Options
Current Chief Executive Officer and each other Executive Officer	—	—
Dwight W. Decker, Chairman of the Board	0	15,000
Kevin L. Beebe, Director	0	15,000
Moiz M. Beguwala, Director	0	15,000
Timothy R. Furey, Director	0	15,000
Balakrishnan S. Iyer, Director	0	15,000
Thomas C. Leonard, Director	0	15,000
David P. McGlade, Director	0	15,000
David J. McLachlan, Director	0	15,000
Current Executive Officers, as a group	—	—
Current Directors who are not Executive Officers, as a group	0	120,000
All employees who are not Executive Officers, as a group	—	—

(1) Assumes approval of the amendment to the Directors' Plan and re-election of all directors nominated for re-election at the Annual Meeting; assumes that no new directors are elected prior to the Annual Meeting.

(2) Based upon the difference between the market value of the underlying shares on the date of grant and the exercise price of the stock options. Since options under the Directors' Plan will be granted with an exercise price equal to the fair market value of the Company's common stock on the date of grant, the dollar value upon the date of grant is zero. This valuation does not take into account any appreciation in the market value of the underlying shares which may occur over the term of the options. On February 25, 2005, the last reported sale price of the Company common stock on the Nasdaq Stock Market was $7.40.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF AN AMENDMENT TO THE 2001 DIRECTORS' STOCK OPTION PLAN

EQUITY COMPENSATION PLAN INFORMATION

The Company maintains nine equity compensation plans under which equity securities of the Company are authorized for issuance to employees, consultants and/or directors:

- 1986 Long-Term Incentive Plan;
- Directors' 1994 Non-Qualified Stock Option Plan;
- 1996 Long-Term Incentive Plan;
- Directors' 1997 Non-Qualified Stock Option Plan;
- 1999 Employee Long-Term Incentive Plan;
- Directors' 2001 Stock Option Plan;
- Non-Qualified Employee Stock Purchase Plan;

- 2002 Employee Stock Purchase Plan; and
- Washington Sub, Inc. 2002 Stock Option Plan.

Except for the 1999 Employee Long-Term Incentive Plan, the Washington Sub, Inc. 2002 Stock Option Plan and the Non-Qualified Employee Stock Purchase Plan, each of the foregoing equity compensation plans was approved by our stockholders.

The following table presents information about these plans as of September 30, 2004.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	8,942,745	$15.65	726,705(1)
Equity compensation plans not approved by security holders	22,819,791	$12.84	4,911,065(2)
Total	31,762,536(3)	$13.63	5,637,770

(1) No further grants will be made under the 1986 Long-Term Incentive Plan, the 1994 Non-Qualified Stock Option Plan and the Directors' 1997 Non-Qualified Stock Option Plan.

(2) No further grants may be made under the Washington Sub Inc. 2002 Stock Option Plan.

(3) Includes 10,662,628 options held by non-employees (excluding directors).

1999 EMPLOYEE LONG-TERM INCENTIVE PLAN

The purposes of the Company's 1999 Employee Long-Term Incentive Plan (the "1999 LTIP") are (i) to provide long-term incentives and rewards to those employees of the Company and its subsidiaries, other than officers and non-employee directors, who are in a position to contribute to the long-term success and growth of the Company and its subsidiaries, (ii) to assist the Company in retaining and attracting employees with requisite experience and ability, and (iii) to associate more closely the interests of such employees with those of the Company's stockholders. The 1999 LTIP provides for the grant of nonqualified stock options to purchase shares of the Company's common stock. The term of these options may not exceed ten years. The 1999 LTIP contains provisions which permit restrictions on vesting or transferability, as well as continued exercisability upon a participant's termination of employment with the Company, of options granted thereunder. The 1999 LTIP provides for full acceleration of the vesting of options granted thereunder upon a "change in control" of the Company, as defined in the 1999 LTIP. The Board of Directors generally may amend, suspend or terminate the 1999 LTIP in whole or in part at any time; provided that any amendment which affects outstanding options be consented to by the holder of the options.

WASHINGTON SUB, INC. 2002 STOCK OPTION PLAN

The Washington Sub, Inc. 2002 Stock Option Plan (the "Washington Sub Plan") became effective on June 25, 2002, in connection with the Merger. At the time of the spin-off of Conexant's wireless business, outstanding Conexant options granted pursuant to certain Conexant stock incentive plans were converted so that following the spin-off and Merger each holder of those certain Conexant options held (i) options to purchase shares of Conexant common stock and (ii) options to purchase shares of Skyworks common stock. The purpose of the Washington Sub Plan is to provide a means for the Company to perform its obligations with respect to these converted stock options. The only participants in the Washington Sub Plan are those persons who, at the time of the Merger, held outstanding options granted pursuant to certain Conexant stock option plans. No further options to purchase shares of Skyworks common stock will be granted under the Washington Sub Plan. The Washington Sub Plan contains a number of sub-plans, which contain terms and conditions that are applicable to certain portions of the options subject to the Washington Sub Plan, depending upon the Conexant stock option plan from which the Skyworks options granted under the Washington Sub

Plan were derived. The outstanding options under the Washington Sub Plan generally have the same terms and conditions as the original Conexant options from which they are derived. Most of the sub-plans of the Washington Sub Plan contain provisions related to the effect of a participant's termination of employment with the Company, if any, and/or with Conexant on options granted pursuant to such sub-plan. Several of the sub-plans under the Washington Sub Plan contain specific provisions related to a change in control of the Company.

NON-QUALIFIED ESPP

The Company also maintains a Non-Qualified Employee Stock Purchase Plan to provide employees of the Company and participating subsidiaries with an opportunity to acquire a proprietary interest in the Company through the purchase, by means of payroll deductions, of shares of the Company's common stock at a discount from the market price of the common stock at the time of purchase. The Non-Qualified Employee Stock Purchase Plan is intended for use primarily by employees of the Company located outside the United States. Under the plan, eligible employees may purchase common stock through payroll deductions of up to 10% of compensation. The price per share is the lower of 85% of the market price at the beginning or end of each offering period, which is generally six months.

PROPOSAL 4

RATIFICATION OF THE SELECTION OF KPMG LLP AS INDEPENDENT AUDITORS OF THE COMPANY

The Audit Committee has selected KPMG LLP as the Company's independent auditors for the current fiscal year ending September 30, 2005, and has further directed that management submit the selection of independent auditors for ratification by the stockholders at the Annual Meeting. KPMG LLP were the independent auditors for the Company for the fiscal year ended October 1, 2004, and have been the independent auditors for the Company's predecessor, Alpha Industries, Inc., since 1975. The firm is a member of the SEC Practice Section of the American Institute of Certified Public Accountants. We are asking the stockholders to ratify the appointment of KPMG LLP as the Company's independent auditors for the fiscal year 2005.

Representatives of KPMG LLP are expected to attend the Annual Meeting. They will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate stockholder questions.

Stockholder ratification of the selection of KPMG LLP as the Company's independent public accountants is not required by the Company's by-laws or other applicable legal requirements. However, the Audit Committee is submitting the selection of KPMG LLP to the stockholders for ratification as a matter of good corporate practice. In the event stockholders fail to ratify the appointment, the Audit Committee may reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company's and stockholders' best interests.

AUDIT FEES

KPMG LLP provided audit services to the Company consisting of the annual audit of the Company's 2004 consolidated financial statements contained in the Company's Annual Report on Form 10-K and reviews of the financial statements contained in the Company's Quarterly Reports on Form 10-Q for fiscal year 2004.

Fee Category	Fiscal Year 2004	% of Total	Fiscal Year 2003	% of Total
Audit Fees(1)	$574,500	87%	$ 426,000	42%
Audit-Related Fees(2)	$ 21,220	3%	$ 221,600	22%
Tax Fees(3)	$ 65,000	10%	$ 160,100	16%
All Other Fees(4)	$ 1,350	0%	$ 202,300	20%
Total Fees	$662,070	100%	$1,010,000	100%

(1) Audit fees consist of fees for the audit of our financial statements, the review of the interim financial statements included in our quarterly reports on Form 10-Q, and other professional services provided in connection with statutory and regulatory filings or engagements.

(2) Audit related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit and the review of our financial statements and which are not reported under "Audit Fees." These services relate to the employee benefit audit, registration statement filings for financing activities and consultations concerning financial accounting and reporting standards.

(3) Tax fees consist of fees for tax compliance, tax advice and tax planning services. Tax compliance services, which relate to preparation or review of original and amended tax returns, claims for refunds and tax payment-planning services, accounted for $65,000 of the total tax fees for fiscal year 2004 and $84,100 of the total tax fees for fiscal year 2003. Tax advice and tax planning services relate to assistance with tax audits.

(4) All other fees for fiscal year 2004 consist of a license for accounting research software. All other fees for fiscal year 2003 consist of assistance with Sarbanes-Oxley documentation.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE SELECTION OF KPMG LLP AS INDEPENDENT AUDITORS OF THE COMPANY

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee, which is comprised solely of independent directors within the meaning of applicable NASD Rules, outside directors within the meaning of Section 162 of the Code and non-employee directors within the meaning of Rule 16b-3 under the Exchange Act, is responsible for determining all components of the compensation to be paid to the Chief Executive Officer of Skyworks, each of the Company's executive officers, and any other officers or employees who report directly to the Chief Executive Officer (collectively, the "Senior Executives"). The committee approves and periodically evaluates the Company's compensation policies applicable to the Senior Executives, including the Chief Executive Officer, and reviews the performance of such Senior Executives. The committee strongly believes that executive compensation should be directly linked to corporate performance and increases in stockholder value. Its objectives are to provide: (1) levels of compensation that enable Skyworks to attract and retain key talent needed to obtain its business objectives; (2) variable compensation opportunities linked directly to Company performance; and (3) equity compensation opportunities that link executive compensation to stockholder value. The elements of compensation for the Senior Executives are base salary, short-term cash incentives, and long-term stock-based incentives.

Compensation for Skyworks' Senior Executives, including salary, short-term incentives and long-term incentives, is established at levels intended to be competitive with the compensation of comparable executives in similar companies. In determining competitive compensation standards, the Compensation Committee utilized studies from third-party compensation experts at Pearl Meyer & Partners on executive compensation in comparable high technology and semiconductor companies. At the request of the committee, Pearl Meyer & Partners, assisted by management, selected, as a comparator, a peer group of 18 publicly-traded, U.S.-based corporations with which the Company may compete in recruiting executive talent. The comparator group selected has been approved by the committee. Following a review of these studies, the Compensation Committee established base salaries, short-term incentive bonuses and long-term incentives. Base salaries and long-term incentives were generally targeted at the market median, and in certain instances were targeted closer to the 75th percentile of the Company's peers based on roles, responsibilities and performance. Total cash compensation (i.e., base salary plus short-term incentive bonus) was also targeted at the market median with the opportunity for executives to earn above the market median based on performance. In establishing individual compensation, the Compensation Committee considers the individual experience and performance of the executive, as well as the performance of Skyworks. The Chief Executive Officer is not present during voting or deliberations of the Compensation Committee concerning his compensation. However, the Compensation Committee does consider the recommendations of the Chief Executive Officer regarding the compensation of the other Senior Executives. These recommendations include an assessment of the individual's responsibilities, experience, individual performance and contribution to the Company's performance, and also generally take into account internal factors such as historical compensation and level in the organization, in addition to external factors such as the competitive environment for attracting and retaining executives. In light of the considerations discussed above in determining base salaries, the Company's continuing improvement in financial performance during fiscal year 2004, and the recommendations of the Compensation Committee's compensation consultant, the committee increased the base salaries of the Senior Executives an average of 4% for fiscal year 2005.

Short-term incentive compensation for each Senior Executive is established annually by the Compensation Committee by tying a significant portion of each Senior Executive's total cash compensation to the accomplishment of specific financial objectives. The Compensation Committee established aggressive forward-looking annual incentive targets for Skyworks' Senior Executives for fiscal year 2004. During fiscal 2004, the Company's financial performance exceeded these targets, resulting in the Chief Executive Officer receiving an annual incentive payment equal to 200% of his base salary, and each of the other Senior Executives receiving an annual incentive payment of between 80% and 120% of their respective annual base salaries.

The Compensation Committee provides Senior Executives with long-term equity incentive compensation under Skyworks' long-term equity incentive plan (the "LTIP"). Under the LTIP, the Compensation Committee has, in the past, awarded nonqualified stock options, and incentive stock options. The committee determines who should receive grants, when grants should be made, the exercise price per share and the number of shares to be subject to options. These grants are intended to tie the value of Senior Executives' compensation to the long-term value of Skyworks' common stock. The stock options granted by the committee utilize vesting periods in order to encourage key employees to remain employed by Skyworks. The Compensation Committee can also make restricted stock awards, which can be similarly beneficial to executives, as the value of the award relates to stock price. In general, the Compensation Committee bases its decisions to grant stock-based incentives on recommendations of management and the committee's third-party compensation consultant, with the intention of keeping the executives' overall compensation, including the equity component of that compensation, at a competitive level with the Skyworks' comparator group. The Compensation Committee also considers the number of shares of common stock outstanding, the number of shares of common stock authorized for issuance under its equity compensation plans, the number of options and shares held by the Senior Executive for whom an award is being considered and the other elements of the Senior Executive's compensation, as well as the Company's compensation objectives and policies described above. As with the determination of base salaries and short term incentive payments, the Committee exercises subjective judgment and discretion in view of the above criteria. During fiscal year 2004, the Compensation Committee made stock option grants to each of the Senior Executives under the LTIP targeted at the market median of the Company's peers, with adjustments to reflect roles within the Company and individual performance.

Skyworks also permits Senior Executives and other employees to purchase Skyworks common stock at a discount through the Company's Employee Stock Purchase Plan. Skyworks' employees, including the Senior Executives, may also participate in the Company's 401(k) Plan, under which Skyworks' employer contribution has in recent years been made in the form of Skyworks common stock. The committee believes that these programs, along with stock options, provide the Senior Executives with the opportunity to acquire long-term stock ownership positions, and help to align the executives' interests with stockholders' interests. The committee believes that this directly motivates Senior Executives to maximize long-term stockholder value.

A final component of executive compensation provides executives and other highly compensated employees with a means to defer recognition of income. Certain Senior Executives designated by the Compensation Committee may participate in this Executive Compensation Plan, which is discussed in this Proxy Statement under the heading "Executive Compensation."

With regard to Mr. Aldrich, the Company's President and Chief Executive Officer, the Compensation Committee made an overall assessment of Mr. Aldrich's leadership in establishing and executing long-term and short-term strategic, operational and business goals for the Company. Additionally, as part of the review process, the Compensation Committee assessed Skyworks' financial and business results compared to the Company's semiconductor peers; Skyworks' financial performance relative to its financial performance in prior periods; Skyworks' market competitiveness as measured by new business creation and product generation; and the health of the Skyworks organization as measured by the ability to attract and retain key employees. As a result of this review, the Compensation Committee awarded a mix of base salary and short-term cash incentive, along with a long-term, stock-based incentive, designed to align Mr. Aldrich's compensation with the performance of Skyworks. The resulting total cash compensation was targeted at the market median of chief executive officers of the comparator group utilized by the Committee's third-party compensation consultants. During fiscal year 2004, Mr. Aldrich received a base salary of $530,000, which was equivalent to the 55th percentile of this peer group. As discussed above, the Compensation Committee also established aggressive forward-looking incentive targets for Mr. Aldrich for fiscal year 2004. During fiscal 2004, the Company's financial performance exceeded these forward-looking incentive targets, resulting in Mr. Aldrich receiving an annual incentive bonus equal to 200% of his annual base salary. Mr. Aldrich also received a stock option grant in fiscal 2004 with a Black-Scholes value targeted at the 55th percentile of the Company's peers.

Section 162(m) of the Internal Revenue Code limits the tax deductibility by a publicly held corporation of compensation in excess of $1 million paid to certain of its executive officers. However, this deduction limitation does not apply to certain "qualified performance-based compensation" within the meaning of the Internal Revenue Code and the regulations promulgated thereunder. The Compensation Committee has considered the limitations on deductions imposed by Section 162(m), and it is the Compensation Committee's intention to structure executive compensation to minimize the application of the deduction limitations of Section 162(m) insofar as consistent with the Compensation Committee's overall compensation objectives.

Based on the recommendations of the Compensation Committee, Skyworks has entered into severance agreements with certain Senior Executives. Such agreements do not guarantee salary, position or benefits, but provide salary continuation and other benefits in the event of a termination after a change in control or certain other terminations, as described in this Proxy Statement under the heading "Severance Agreements."

THE COMPENSATION COMMITTEE
Kevin L. Beebe
Timothy R. Furey, *Chairman*
David J. McLachlan

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Skyworks' Board of Directors is responsible for providing independent, objective oversight of Skyworks' accounting functions and internal controls. The Audit Committee is composed of three directors, each of whom is independent within the meaning of applicable NASD Rules. The Audit Committee operates under a written charter approved by the Board of Directors.

Management is responsible for the Company's internal control and financial reporting process. The independent accountants are responsible for performing an independent audit of Skyworks' consolidated financial statements in accordance with generally accepted auditing standards and for issuing a report concerning such financial statements. The Audit Committee's responsibility is to monitor and oversee these processes.

In connection with these responsibilities, the Audit Committee met with management and representatives of KPMG LLP, the Company's independent auditors, and reviewed and discussed the audited financial statements for the year ended October 1, 2004, results of the internal and external audit examinations, evaluations of the Company's internal controls and the overall quality of Skyworks' financial reporting. The Audit Committee also discussed with the independent auditors the matters required by Statement of Auditing Standards No. 61 (Communications with Audit Committees). The Audit Committee also received written disclosures and a letter from the independent auditors required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with the independent auditors that firm's independence vis-à-vis the Company.

Based upon the Audit Committee's review and discussions described above, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended October 1, 2004, as filed with the SEC.

THE AUDIT COMMITTEE

Kevin L. Beebe
Timothy R. Furey
David J. McLachlan, *Chairman*

COMPENSATION OF EXECUTIVE OFFICERS

The following table presents information about total compensation during the last three completed fiscal years for the Chief Executive Officer and the four next most highly compensated persons serving as executive officers during the year (the "Named Executives").

SUMMARY COMPENSATION TABLE

	Annual Compensation			Long-Term Compensation Awards		
Name and Principal Position	Fiscal Year(1)	Salary	Bonus	Restricted Stock Awards(#)	Securities Underlying Options(#)	All Other Compensation(2)
David J. Aldrich	2004	$527,539	$1,060,000	—	500,000	$12,608
President and	2003	$480,000	$ —	—	—	$ 9,548
Chief Executive Officer	2002-S	$174,462	$ —	—	475,000	$ —
	2002	$351,154	$ —	—	160,000	$ 8,922
Kevin D. Barber(3)	2004	$329,646	$ 397,000	—	210,000(4)	$13,397
Senior Vice President	2003	$307,615	$ —	—	—	$ 6,890
and General Manager,	2002	$253,846	$ —	—	107,365	$ 7,685
RF Solutions						
Liam K. Griffin	2004	$278,769	$ 336,000	—	110,000	$ 8,298
Vice President,	2003	$259,423	$ 115,000(5)	—	—	$ 7,315
Sales and Marketing	2002-S	$115,885	$ —	—	100,000	$ —
	2002	$130,039	$ 25,000(5)		100,000	$ 1,062
Allan M. Kline(6)	2004	$237,500	$ 390,000	—	280,000(7)	$ 6,413
Vice President, Chief	2003	$ —	$ —	—	—	$ —
Financial Officer	2002	$ —	$ —	—	—	$ —
Gregory L. Waters(8)	2004	$295,385	$ 360,000	—	100,000	$22,039(8)
Vice President and	2003	$117,288	$ 60,000(8)	—	225,000(7)	$ 4,165
General Manager,	2002	$ —	$ —	—	—	$ —
Cellular Systems						

(1) References to 2002-S refer to the period beginning March 29, 2002, and ending September 27, 2002. References to the Company's 2002 fiscal year refer to the fiscal year of Alpha Industries, Inc. and ended March 31, 2002. In connection with the merger of the wireless communications business of Conexant Systems, Inc. (the "Washington Business") with Alpha Industries, Inc. on June 25, 2002, the Company changed its fiscal year-end from the Sunday closest to March 31 to the Friday closest to September 30.

(2) "All Other Compensation" includes the Company's contributions to the executive officer's 401(k) plan account (including contributions for the fourth quarter of each fiscal year, which were included in the year of accrual but not distributed until the subsequent fiscal year), the cost of term life insurance premiums, and de minimis service awards.

(3) Mr. Barber joined the Company as an executive officer in connection with the Merger on June 25, 2002. Prior to June 25, 2002, Mr. Barber was an executive officer of Washington/Mexicali. The reference to "Washington/Mexicali" refers to the Washington Business and Conexant's semiconductor assembly, module manufacturing and test facility located in Mexicali, Mexico and certain related operations, which Skyworks acquired from Conexant immediately following the Merger.

(4) Mr. Barber received an annual stock option grant to purchase 110,000 shares in January 2004, and a one-time stock option grant to purchase 100,000 shares in connection with his promotion to Senior Vice President and General Manager, RF Solutions in November 2003.

(5) As incentives for joining the Company in August 2001, Mr. Griffin received a sign-on bonus of $25,000 and was guaranteed a one-time bonus of $115,000.

(6) Mr. Kline joined the Company as an executive officer on January 5, 2004.

(7) As an incentive for joining the Company, Messrs. Kline and Waters received one-time new hire stock option grants to purchase 280,000 shares and 225,000 shares, respectively.

(8) Mr. Waters joined the Company on April 17, 2003, and was appointed an executive officer on February 6, 2004. As an incentive for joining the Company, Mr. Waters received a sign on bonus of $60,000. Mr. Waters also received $9,591 in relocation reimbursements, which is included in "All Other Compensation."

The following tables provide information about stock options granted to each of the Named Executives in fiscal year 2004, if any, and the value of options held by each at October 1, 2004.

OPTION GRANTS IN LAST FISCAL YEAR

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Number of Securities Underlying Options Granted(#)	Percent of Total Options Granted to Employees in Fiscal Year(%)	Exercise or Base Price ($/Share)	Expiration Date	5%	10%
David J. Aldrich	500,000	4.7	$9.18	1/07/2014	$2,886,626	$7,315,278
Kevin D. Barber(1)	100,000	0.9	$8.32	11/14/2013	$ 523,177	$1,325,834
	110,000	1.0	$9.18	1/07/2014	$ 635,058	$1,609,361
Liam K. Griffin	110,000	1.0	$9.18	1/07/2014	$ 635,058	$1,609,361
Allan M. Kline(2)	280,000	2.6	$9.00	1/02/2014	$1,584,814	$4,016,231
Gregory L. Waters	100,000	0.9	$9.18	1/07/2014	$ 577,325	$1,463,055

(1) Mr. Barber received an annual stock option grant to purchase 110,000 shares in January 2004, and a one-time stock option grant to purchase 100,000 shares in connection with his promotion to Senior Vice President and General Manager, RF Solutions in November 2003.

(2) As an incentive for joining the Company, Mr. Kline received a one-time new hire stock option grant to purchase 280,000 shares in January 2004.

The options have an exercise price equal to the fair market value of the Company's common stock on the date of grant, a maximum term of ten years, and vest at a rate of 25% per year commencing one year after the date of grant, provided the holder of the option remains employed by the Company. Options may not be exercised beyond three months after the holder ceases to be employed by the Company, except in the event of termination by reason of death or permanent disability, in which event the option may be exercised for specific periods not exceeding one year following termination. The assumed annual rates of stock price appreciation stated in the table are dictated by regulations of the Securities and Exchange Commission, and are compounded annually for the full term of the options; actual outcomes may differ.

The following table sets forth information regarding stock options exercised during fiscal year 2004 and the number and value of unexercised stock options held as of October 1, 2004, by each of the Named Executives.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

			Number of Securities Underlying Unexercised Options at October 1, 2004(#)		Value of Unexercised In-The-Money Options at October 1, 2004($)	
Name	Shares Acquired On Exercise(#)	Value Realized($)	Exercisable	Unexercisable	Exercisable	Unexercisable
David J. Aldrich	—	$ —	692,750	796,250	$1,319,886	$1,155,000
Kevin D. Barber	—	$ —	133,814	247,500	$ 187,500	$ 443,700
Liam K. Griffin	—	$ —	125,000	185,000	$ 125,000	$ 214,100
Allan M. Kline	—	$ —	—	280,000	$ —	$ 277,200
Gregory L. Waters	—	$ —	56,250	268,750	$ 262,688	$ 869,063

The values of unexercised options in the foregoing table are based on the difference between the $9.99 closing price of Skyworks' common stock on October 1, 2004, the end of the 2004 fiscal year, on the Nasdaq Stock Market, and the respective option exercise price.

LONG-TERM INCENTIVE AWARDS

There were no long-term cash incentive awards granted to any of the Named Executives in fiscal 2004.

EXECUTIVE COMPENSATION

The Company's executive officers are eligible for awards of nonqualified stock options, incentive stock options and restricted stock awards under our applicable stock option plans. These stock option plans are administered by the Compensation Committee of the Board of Directors. Generally, the exercise price at which an executive may purchase Skyworks' common stock pursuant to a stock option is the fair market value of Skyworks' common stock on the date of grant. Stock options are granted subject to restrictions on vesting, with equal portions of the total grant generally vesting over a period of four years. Our stock options are subject to forfeiture (after certain grace periods) upon termination of employment, retirement, disability or death.

The Named Executives were also eligible to receive target incentive compensation under which a percentage of each executive's total cash compensation is tied to the accomplishment of specific financial objectives during fiscal year 2004. The Company achieved the annual performance targets set by the Board of Directors, and the incentive bonuses were paid to the Named Executives with respect to fiscal year 2004 and are reflected in the "Summary Compensation Table". Certain Named Executives also may participate in the Company's Executive Compensation Plan (the "Executive Compensation Plan"), an unfunded, non-qualified deferred compensation plan, under which participants may defer a portion of their compensation. Deferred amounts are held in a trust. Participants defer recognizing taxable income on the amount held for their benefit until the amounts are paid. Although the Company, in its sole discretion, may make additional contributions to the accounts of participants, it presently has no plans to do so and has never done so in the past. Participants normally receive the deferred amounts upon retirement.

COMPENSATION OF DIRECTORS

Directors who are not employees of Skyworks are paid, in quarterly installments, an annual retainer of $30,000, plus an additional $1,000 for each Board of Directors meeting attended in person or $500 for each Board of Directors meeting attended by telephone. Effective beginning fiscal year 2005, the Chairman of the Board of Directors is paid an annual retainer of $45,000. Additional annual retainers are paid to the Chairman of the Audit Committee ($9,000); the Chairman of the Compensation Committee ($6,000); and the Chairman of the Nominating and Governance Committee ($2,500). In addition, Directors who serve on Committees in roles other than as Chairman are annually paid $3,000 (Audit Committee); $2,000 (Compensation Committee); and $1,250 (Nominating and Corporate Governance Committee). Each new non-employee director receives an option to purchase 45,000 shares of common stock immediately following the earlier of Skyworks' annual meeting of stockholders at which the director is first elected by the stockholders or following his initial appointment by the Board of Directors. Additionally, following each annual meeting of stockholders each non-employee director who is continuing in office or re-elected receives an option to purchase 15,000 shares of common stock. The exercise price of stock options granted to directors is equal to the fair market value of the common stock on the date of grant. Stock option grants to directors for fiscal years 2002, 2003 and 2004 were made under the 2001 Directors' Stock Option Plan.

In connection with his appointment to the Board of Directors, Mr. McGlade was granted an option to purchase 45,000 shares of common stock on February 1, 2005, at an exercise price equal to the fair market value of the common stock on the date of grant under our Directors' 2001 Stock Option Plan.

In connection with their continued service on the Board of Directors, each of Messrs. Beall, Beebe, Beguwala, Decker, Furey, Iyer, Leonard and McLachlan was granted an option to purchase 15,000 shares of common stock on March 30, 2004, at an exercise price equal to the fair market value of the common stock on the date of grant.

SEVERANCE AGREEMENTS

The Company currently has severance agreements with Messrs. Aldrich, Barber, Kline and Waters under which each is entitled to receive certain benefits in the event that his employment is terminated following a change in control of the Company, or, with the exception of Messrs. Kline and Waters, if their employment is terminated by the Company without cause. In the case of Mr. Aldrich, he may receive salary and bonus payments and certain benefits for up to two years. In the case of Mr. Barber, he may receive salary and certain benefits for up to eighteen (18) months. In the case of Messrs. Kline and Waters, each may receive salary and certain benefits for up to one year. Furthermore, with respect to Mr. Aldrich, all of his stock options will vest immediately upon such termination. Mr. Aldrich's severance agreement also provides that he is entitled to various benefits in the event he voluntarily terminates his employment for certain reasons. Whereas the term of the severance agreement for Mr. Aldrich is indefinite, the terms of the severance agreements for Messrs. Barber, Kline and Waters expire over the next year.

STOCK PERFORMANCE GRAPH

The following graph shows the change in Skyworks' cumulative total stockholder return for the last five fiscal years, based upon the market price of Skyworks' common stock, compared with: (i) the cumulative total return on the Standard & Poor's 500 Index and (ii) the Standard & Poor's 500 Semiconductor Index. The graph assumes a total initial investment of $100 as of September 30, 1999, and shows a "Total Return" that assumes reinvestment of dividends, if any, and is based on market capitalization at the beginning of each period.



Skyworks Solutions, Inc.
S&P 500 Index
S&P 500 Semiconductors
DOLLARS
250
200
150
100
50
0
Sep99
Sep00
Sep01
Sep02
Sep03
Sep04
Years Ending

ANNUAL RETURN PERCENTAGE

Company/Index	Years Ended September 30, 2000	2001	2002	2003	2004
Skyworks Solutions Inc.	20.78	(43.13)	(76.61)	106.29	1.52
S&P 500 Index	13.28	(26.62)	(20.49)	26.75	11.80
S&P 500 Semiconductors	31.26	(60.74)	(36.38)	90.74	(19.43)

INDEXED RETURNS

Company/Index	Base Period 1999	Years Ended September 30, 2000	2001	2002	2003	2004
Skyworks Solutions Inc.	100	120.78	68.68	16.06	33.13	33.64
S&P 500 Index	100	113.28	83.13	66.10	83.78	93.66
S&P 500 Semiconductors	100	131.26	51.53	32.79	62.54	50.38

The stock price information shown on the above stock performance graph, annual return percentage table and indexed returns table are not necessarily indicative of future price performance. Information used on the graph and in the tables was obtained from Standard & Poor's, a source believed to be reliable, but the Company is not responsible for any errors or omissions in such information.

Skyworks' common stock is traded on the Nasdaq Stock Market under the symbol "SWKS". Prior to June 25, 2002, Skyworks' common stock was traded on the Nasdaq Stock Market under the symbol "AHAA".

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as may be disclosed elsewhere in this Proxy Statement, the Company has no reportable "certain relationships and transactions."

OTHER PROPOSED ACTION

As of the date of this Proxy Statement, the directors know of no business which is expected to come before the Annual Meeting other than (i) the election of the nominees to the Board of Directors, (ii) the approval of the adoption of the Company's 2005 Long-Term Incentive Plan, (iii) the approval of an amendment to the Company's 2001 Directors' Stock Option Plan, and (iv) the ratification of the selection of KPMG LLP as independent auditors for the Company for fiscal year 2005. However, if any other business should be properly presented to the Annual Meeting, the persons named as proxies will vote in accordance with their judgment with respect to such matters.

OTHER MATTERS

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 (a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires our directors, executive officers and holders of 10% or more of our common stock to file reports of holdings and transactions of securities of Skyworks with the SEC. Based solely on a review of Forms 3, 4 and 5 and any amendments thereto furnished to us, and other information provided to us, with respect our fiscal year ended October 1, 2004, we believe that all Section 16(a) filing requirements applicable to our directors and executive officers with respect to our fiscal year ended October 1, 2004, were timely made.

SOLICITATION EXPENSES

Skyworks will bear the expenses of the preparation of the proxy materials and the solicitation by the Board of Directors of proxies. Proxies may be solicited on behalf of the Company in person or by telephone, e-mail, facsimile or other electronic means by directors, officers or employees of the company, who will receive no additional compensation for any such services. We have retained Mellon Investor Services to assist in the solicitation of proxies, at a cost to the Company of approximately $9,500, plus out-of-pocket expenses.

ANNUAL REPORT ON FORM 10-K

Copies of the Company's Annual Report on Form 10-K for the fiscal year ended October 1, 2004, as filed with the SEC are available to stockholders without charge via the Company's website at *http://www.skyworksinc.com*, or upon written request addressed to Investor Relations, Skyworks Solutions, Inc., 5221 California Avenue, Irvine, CA 92617.

STOCKHOLDER PROPOSALS

Pursuant to Rule 14a-8 under the Exchange Act, some stockholder proposals or nominations may be eligible for inclusion in the Company's Proxy Statement for the Company's 2006 annual meeting of stockholders. To be eligible for inclusion in the Company's 2006 proxy statement, any such proposals or nominations must meet the requirements of Rule 14a-8 under the Exchange Act and be delivered in writing to the Secretary of the Company at its principal offices at 20 Sylvan Road, Woburn, MA 01801, no later than November 12, 2005, and must meet the requirements of Rule 14a-8 under the Exchange Act. The submission of a stockholder proposal does not guarantee that it will be included in the Company's proxy statement. Additionally, the Company must have notice of any stockholder proposal or nomination to be submitted at the 2006 annual meeting (but not required to be included in the proxy statement) not later than January 28, 2006 or, in the event that the 2006 annual meeting is held more than thirty (30) days before or after the first anniversary of the Company's 2005 annual meeting, the later of January 28, 2006 or the 10th day following the day on which public announcement of the date of the 2006 annual meeting is first made by the Company, or such proposal will be considered untimely pursuant to Rule 14a-5(e) under the Exchange Act and persons named in the proxies solicited by management may exercise discretionary voting authority with respect to such proposal.

The stockholder's submission must include, with respect to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, the name and address and the number of shares of common stock of the Company which are owned beneficially and of record and must also set forth: (i) as to each person proposed for nomination for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and (ii) as to any other business proposed to be brought before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made. Proposals or nominations not meeting these requirements will not be entertained at the 2006 annual meeting.

2004 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, and are subject to the "safe harbor" created by those sections. Words such as "believes," "expects," "may," "will," "would," "should," "could," "seek," "intends," "plans," "potential," "continue," "estimates," "anticipates," "predicts," and similar expressions or variations or negatives of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this Annual Report. Additionally, forward-looking statements include, but are not limited to:

- our plans to develop and market new products, enhancements or technologies and the timing of these development programs;
- our estimates regarding our capital requirements and our needs for additional financing;
- our estimates of expenses and future revenues and profitability;
- our estimates of the size of the markets for our products and services;
- the rate and degree of market acceptance of our products; and
- the success of other competing technologies that may become available.

Although forward-looking statements in this Annual Report reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements involve inherent risks and uncertainties and actual results and outcomes may differ materially and adversely from the results and outcomes discussed in or anticipated by the forward-looking statements. A number of important factors could cause actual results to differ materially and adversely from those in the forward-looking statements. We urge you to consider the risks and uncertainties discussed elsewhere in this report and in the other documents filed with the Securities and Exchange Commissions ("SEC") in evaluating our forward-looking statements. We have no plans, and undertake no obligation, to revise or update our forward-looking statements to reflect any event or circumstance that may arise after the date of this report. We caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made.

This Annual Report also contains estimates made by independent parties and by us relating to market size and growth and other industry data. These estimates involve a number of assumptions and limitations and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Management's Discussion and Analysis of Financial Condition and Results of Operations." These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

In this document, the words "we," "our," "ours" and "us" refer only to Skyworks Solutions, Inc. and its consolidated subsidiaries and not any other person or entity.

INTRODUCTION

Skyworks Solutions, Inc. ("Skyworks" or the "Company") is a global leader in analog, mixed signal and digital semiconductors for mobile communications applications. The company's power amplifiers, front-end modules, direct conversion transceivers and complete system solutions are at the heart of many of today's leading-edge multimedia handsets, cellular base stations and wireless networking platforms. Skyworks also offers a portfolio of highly innovative linear products, supporting a diverse set of automotive, broadband, industrial and medical customers.

With our extensive product portfolio and significant systems-level expertise, Skyworks is the ideal partner for both top-tier wireless manufacturers and new market entrants who demand simplified architectures, faster development cycles and fewer overall suppliers.

Skyworks was formed through the merger ("Merger") of the wireless business of Conexant Systems, Inc. ("Conexant") and Alpha Industries, Inc. ("Alpha") on June 25, 2002, pursuant to an Agreement and Plan of Reorganization, dated as of December 16, 2001, as amended as of April 12, 2002, by and among Alpha, Conexant and Washington Sub, Inc. ("Washington"), a wholly owned subsidiary of Conexant to which Conexant spun off its wireless communications business. Immediately following the Merger, the Company purchased Conexant's semiconductor assembly and test facility located in Mexicali, Mexico and certain related operations (the "Mexicali Operations"). For purposes of this Annual Report, the Washington business and the Mexicali Operations are collectively referred to as Washington/Mexicali. Shortly thereafter, Alpha changed its corporate name to Skyworks Solutions, Inc. We are headquartered in Woburn, Massachusetts, and have executive offices in Irvine, California. We have design, engineering, manufacturing, marketing, sales and service facilities throughout Asia, Europe and North America. Our Internet address is www.skyworksinc.com. We make available on our Internet website free of charge our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 filings on Forms 3, 4 and 5, and amendments to those reports as soon as practicable after we electronically file such material with the Securities and Exchange Commission ("SEC"). The information contained in our website is not incorporated by reference in this Annual Report.

INDUSTRY BACKGROUND

We believe that the wireless industry is on the verge of another growth cycle. Traditional voice services offered by wireless carriers are being rapidly supplemented or augmented by the emergence of the next-generation wireless technologies and WiFi-based (802.11) wireless data applications. All of these new technologies are geared to make high-speed wireless data available on handset, PDA, notebook and other platforms in a variety of environments.

The cellular handset market has grown significantly over the past five years despite the broad technology slowdown in 2001 and 2002. According to market research firm ARC Group, handset sales have increased by approximately 75% from 1999 to 2003 with volume reaching 483 million units in 2003. Exiting 2003, the worldwide penetration rate of wireless services was at 22% according to market research firm EMC, and is expected to climb to 33% by 2006. This increased penetration implies that approximately 750 million new subscribers will begin using wireless services over the next three years, approaching the 2.1 billion worldwide subscriber mark in 2006 — roughly a third of the world's population.

In parallel, handset growth is being driven by replacement units purchased by existing subscribers as carriers introduce updated models, smaller form factors, added features and new multimedia applications. In particular, camera phones and multimedia services are expected to be two major growth drivers in the coming years.

In response to this rapidly growing market, handset original equipment manufacturers, or OEMs, are significantly shortening product development cycles, seeking simplified architectures and streamlining manufacturing processes. Traditional OEMs are shifting to low-cost suppliers around the world. In turn, original design manufacturers, or ODMs, and contract manufacturers, who lack RF and systems-level expertise, are entering the high-volume mobile phone market to support OEMs, as well as to develop handset platforms of their own. ODMs and contract manufacturers seek to manage low-cost handset manufacturing and assembly, freeing OEMs to focus on marketing and distribution aspects of their business. Established handset manufacturers and new market entrants alike are demanding complete semiconductor system solutions that include the RF system, all baseband processing, protocol stack and user interface software, plus comprehensive reference designs and development platforms. With these solutions, traditional handset OEMs can accelerate time-to-market cycles with lower investments in engineering and system design. These solutions also enable ODMs to enter the high volume handset market without requiring significant investments in RF and systems-level expertise.

Similarly, cellular and personal communications services network operators are developing and deploying next-generation services. These service providers are incorporating packet-switching capability in their networks to deliver data communications and Internet access to digital cellular and other wireless devices. Over the long term, service providers are seeking to establish a global network that can be accessed by subscribers at any time, anywhere in the world and that can provide subscribers with multimedia services. To meet this goal, OEMs that supply wireless infrastructure base stations to network operators are increasingly relying on mobile communications semiconductor suppliers that can provide highly integrated RF and mixed signal processing functionality.

Additionally, as service providers migrate cellular subscribers to data intensive next-generation applications, base stations that transmit and receive signals in the backbone of cellular and personal communications services systems will be under further capacity constraints. To meet the related demand, OEMs will be challenged to increase base station transceiver performance and functionality, while reducing size, power consumption and overall system costs.

We believe that these market trends create a potentially significant opportunity for a broad-based wireless semiconductor supplier with a comprehensive product portfolio supported by a full range of systems-level expertise.

BUSINESS OVERVIEW

Skyworks Solutions, Inc. ("Skyworks" or the "Company") is a global leader in analog, mixed signal and digital semiconductors for mobile communications applications. The Company's power amplifiers, front-end modules, direct conversion transceivers and complete system solutions are at the heart of many of today's leading-edge multimedia handsets, cellular base stations and wireless networking platforms. Skyworks also offers a portfolio of highly innovative linear products, supporting a diverse set of automotive, broadband, industrial and medical customers.

With our extensive product portfolio and significant systems-level expertise, Skyworks is the ideal partner for both top-tier wireless manufacturers and new market entrants who demand simplified architectures, faster development cycles and fewer overall suppliers.

Skyworks possesses a broad technology capability and one of the most complete wireless communications product portfolios, coupled with customer relationships with virtually all major handset and infrastructure manufacturers.

The following diagram illustrates how our products are used in a digital cellular handset:


Switch
PA Module
Front End Module
Receiver
Transmitter
DCR™ Tx/Rx
RF Subsystem or SPR™ Solution
Mixed Signal
ARM / DSP
MMI
Protocol Stack
Complete Cellular System

Front End Modules — PA Modules are increasingly integrating band-select switches, t/r switches, diplexers, filters and other components to create a single chip front-end solution.

- Switch: performs the transmit and receive switching as well as band switching for cellular handsets
- Power Amplifier ("PA") Module: amplifies signal to provide sufficient energy to reach a base station

RF Subsystems/Single Package Radio ("SPR")™ Solution — Combines the transceiver, PA and associated controller, SAW filters, and a switchplexer module that includes switches and low-pass filters in a compact 13x13mm MCM package.

- Receiver ("Rx"): receives the RF signal from the antenna, down-converts the signal and delivers it to the baseband
- Transmitter ("Tx"): transmits the RF signal to the PA Module
- DCR Transceiver ("Tx/Rx"): encompasses the complete RF transmit and receive functions

Complete Cellular Systems — Turnkey multimedia solutions.

- Hardware: includes all the RF devices referenced above, as well as baseband processors that handle mixed signal functions (converting analog signals to digital) and ARM/DSP digital devices that act as the cellular handset's central processor
- Software: complete handset software with protocol stack and customizable user interface ("MMI")
- Worldwide Development Support: comprehensive layout, integration, factory and field test; necessary to bring new entrants to market quickly

Skyworks also offers a broad product portfolio addressing next-generation wireless infrastructure applications, including amplifier drivers, ceramic resonators, couplers and detectors, filters, synthesizers and front-end receivers. These components support a variety of RF and mixed signal processing functions within the wireless infrastructure.

We have a comprehensive RF and mixed signal processing and packaging portfolio, extensive circuit design libraries and a proven track record in component and system design. We believe that these capabilities position us to address the growing need of wireless infrastructure manufacturers for base station products with increased transceiver performance and functionality with reduced size, power consumption and overall system costs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this Annual Report. In addition to historical information, the following discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results may differ materially and adversely from those referred to herein due to a number of factors, including but not limited to risk factors, risks and cautionary statements described in our filings with the SEC, such as our annual report on Form 10-K for the fiscal year ended October 1, 2004.

Overview

Skyworks Solutions, Inc. ("Skyworks" or the "Company") is a global leader in analog, mixed signal and digital semiconductors for mobile communications applications. The Company's power amplifiers, front-end modules, direct conversion transceivers and complete system solutions are at the heart of many of today's leading-edge multimedia handsets, cellular base stations and wireless networking platforms. Skyworks also offers a portfolio of highly innovative linear products, supporting a diverse set of automotive, broadband, industrial and medical customers.

The wireless communications semiconductor industry is highly cyclical and is characterized by rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. Our operating results have been, and our operating results may continue to be, negatively affected by substantial quarterly and annual fluctuations and market downturns due to a number of factors, such as changes in demand for end-user equipment, the timing of the receipt, reduction or cancellation of significant customer orders, the gain or loss of significant customers, market acceptance of our products and our customers' products, our ability to develop, introduce and market new products and technologies on a timely basis, availability and cost of products from suppliers, new product and technology introductions by competitors, changes in the mix of products produced and sold, intellectual property disputes, the timing and extent of product development costs and general economic conditions. In the past, average selling prices of established products have generally declined over time and this trend is expected to continue in the future.

OUR STRATEGY

Skyworks' vision is to become a global leader in analog, mixed signal and digital semiconductors for mobile communications.

Key elements in our strategy include:

Leveraging Core Technologies

Skyworks deploys technology building blocks, such as radio frequency integrated circuits, analog/mixed signal processing cores and digital baseband engines, as well as software across multiple product platforms. We believe that this approach creates economies of scale in research and development and facilitates a reduction in the time to market for key products.

Increasing Integration Levels

High levels of integration enhance the benefits of our products by reducing production costs through the use of fewer external components, reduced board space and improved system assembly yields. By combining all of the necessary communications functions for a complete system, Skyworks can deliver additional semiconductor content, thereby offering existing and potential customers more compelling and cost-effective solutions.

Capturing an Increasing Amount of Semiconductor Content

We enable our customers to start with individual components as necessary, and then migrate up the product integration ladder. We believe that our highly integrated solutions will enable these customers to speed their time to market while focusing their resources on product differentiation through a broader range of more sophisticated, next-generation features.

Diversifying Customer Base

Skyworks supports virtually every wireless handset OEM including Nokia Corporation, Motorola, Inc., Samsung Electronics Co., Sony Ericsson and LG Electronics, Inc. Additionally, we supply ODMs such as Arima, BenQ, Chi Mei, Compal and Quanta, as well as emerging domestic handset suppliers throughout China. With the industry's move to outsourcing to enable increased OEM focus on brand and channel development, we believe we are particularly well-positioned to address the growing needs of new market entrants and established suppliers alike who seek RF and system-level integration expertise.

Delivering Operational Excellence

The Skyworks operations team leverages world-class manufacturing technologies and enables highly integrated modules, as well as system-level solutions. Skyworks will vertically integrate where it can differentiate or will otherwise enter alliances and partnerships for leading-edge capabilities. These partnerships and alliances are designed to ensure product leadership and competitive advantage in the marketplace. We are focused on achieving the industry's shortest cycle times, highest yields and ultimately the lowest cost structure.

Basis of Presentation

On June 25, 2002, pursuant to an Agreement and Plan of Reorganization, dated as of December 16, 2001, as amended as of April 12, 2002, by and among Alpha Industries, Inc. ("Alpha"), Conexant Systems, Inc. ("Conexant") and Washington Sub, Inc. ("Washington"), a wholly owned subsidiary of Conexant to which Conexant spun off its wireless communications business, including its gallium arsenide wafer fabrication facility located in Newbury Park, California, but excluding certain assets and liabilities, Washington merged with and into Alpha with Alpha as the surviving entity (the "Merger"). Following the Merger, Alpha changed its corporate name to Skyworks Solutions, Inc.

Immediately following completion of the Merger, the Company purchased Conexant's semiconductor assembly, module manufacturing and test facility located in Mexicali, Mexico, and certain related operations ("Mexicali Operations") for $150 million. For financial accounting purposes, the sale of the Mexicali Operations by Conexant to Skyworks Solutions was treated as if Conexant had contributed the Mexicali Operations to Washington as part of the spin-off, and the $150 million purchase price was treated as a return of capital to Conexant. For purposes of these financial statements, the Washington business and the Mexicali Operations are collectively referred to as Washington/Mexicali. References to the "Company" refer to Washington/Mexicali for all periods prior to June 26, 2002, and to the combined company following the Merger.

The Merger was accounted for as a reverse acquisition whereby Washington was treated as the acquirer and Alpha as the acquiree, primarily because Conexant shareholders owned a majority, approximately 67 percent, of the Company upon completion of the Merger. Under a reverse acquisition, the purchase price of Alpha was based upon the fair market value of Alpha common stock for a reasonable period of time before and after the announcement date of the Merger and the fair value of Alpha stock options. The purchase price of Alpha was allocated to the assets acquired and liabilities assumed by Washington, as the acquiring company for accounting purposes, based upon their estimated fair market value at the acquisition date. Because the historical financial statements of the Company after the Merger do not include the historical financial results of Alpha for periods prior to June 26, 2002, the financial statements may not be indicative of future results of operations and are not indicative of the historical results that would have resulted if the Merger had occurred at the beginning of a historical financial period.

We entered into agreements with Conexant providing for the supply to us of transition services by Conexant and for the supply by us of gallium arsenide wafer fabrication and assembly and test services to Conexant, initially at substantially the same volumes as historically obtained by Conexant from Washington/Mexicali. We also entered into agreements with Conexant and Jazz Semiconductor, providing for the supply to us of silicon-based wafer fabrication, wafer probe and certain other services by Jazz Semiconductor. Historically, Washington/Mexicali obtained a portion of its silicon-based semiconductors from the Newport Beach wafer fabrication facility that is now owned by Jazz Semiconductor.

The financial statements prior to the Merger were prepared using Conexant's historical basis in the assets and liabilities and the historical operating results of Washington/Mexicali during each respective period. We believe the assumptions underlying the financial statements are reasonable. However, the financial information included herein and in our consolidated financial statements may not be indicative of the combined assets, liabilities, operating results and cash flows of the Company in the future and is not indicative of what they would have been had Washington/Mexicali been a separate stand-alone entity and independent of Conexant during the historical periods presented.

Our fiscal year ends on the Friday closest to September 30. Fiscal 2003 consisted of 53 weeks and ended on October 3, 2003 and fiscal years 2004 and 2002 each consisted of 52 weeks and ended on October 1, 2004 and September 27, 2002, respectively. For convenience, the consolidated financial statements have been shown as ending on the last day of the calendar month. Accordingly, references to September 30, 2004, 2003 and 2002 contained in this discussion refer to our actual fiscal year-end.

Critical Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We regularly evaluate our estimates and assumptions based upon historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent actual results differ from those estimates, our future results of operations may be affected. We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Allowance for doubtful accounts — We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, our actual losses may exceed our estimates, and additional allowances would be required.

Inventories — We assess the recoverability of inventories through an on-going review of inventory levels relative to sales backlog and forecasts, product marketing plans and product life cycles. When the inventory on hand exceeds the foreseeable demand (generally in excess of six months), we write down the value of those excess inventories. We sell our products to communications equipment original equipment manufacturers ("OEMs") that have designed our products into equipment such as cellular handsets. These design wins are gained through a lengthy sales cycle, which includes providing technical support to the OEM customer. In the event of the loss of business from existing OEM customers, we may be unable to secure new customers for our existing products without first achieving new design wins. Consequently, when the quantities of inventory on hand exceed forecasted demand from existing OEM customers into whose products our products have been designed, we generally will be unable to sell our excess inventories to others, and the net realizable value of such inventories is generally estimated to be zero. The amount of the write-down is the excess of historical cost over estimated realizable value (generally zero). Once established, these write-downs are considered permanent adjustments to the cost basis of the excess inventory. Demand for our products may fluctuate significantly over time, and actual demand and market conditions may be more or less favorable than those projected by management. In the event that actual demand is lower than originally projected, additional inventory write-downs may be required.

Valuation of long-lived assets, goodwill and intangible assets — Carrying values for long-lived assets and definite-lived intangible assets, excluding goodwill, are reviewed for possible impairment as circumstances warrant in connection with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which was adopted on October 1, 2002. Impairment reviews are conducted at the judgment of management whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance. Our estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to our business model or changes in our operating performance. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, we recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. Fair value is determined using discounted cash flows.

Carrying values of goodwill and other intangible assets with indefinite lives are reviewed annually for possible impairment in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," which was adopted on October 1, 2002. The goodwill impairment test is a two-step process. The first step of the impairment analysis compares our fair value to our net book value. In determining fair value, SFAS No. 142 allows for the use of several valuation methodologies, although it states quoted market prices are the best evidence of fair value. Step two of the analysis compares the implied fair value of goodwill to its carrying amount in a manner similar to purchase price allocation. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. We test our goodwill for impairment annually as of the first day of our fourth fiscal quarter and in interim periods if certain events occur indicating that the carrying value of goodwill may be impaired.

Deferred income taxes — We have provided a valuation allowance related to our substantial United States deferred tax assets. If sufficient evidence of our ability to generate sufficient future taxable income in certain tax jurisdictions becomes apparent, we may be required to reduce our valuation allowance, which may result in income tax benefits in our statement of operations. The future realization of certain deferred tax assets will be applied to reduce the carrying value of goodwill. The portion of the valuation allowance for these deferred tax assets for which subsequently recognized tax benefits may be applied to reduce goodwill related to the purchase consideration of the Merger is approximately $43 million. We evaluate the realizability of the deferred tax assets and assess the need for a valuation allowance quarterly. In fiscal 2002, we recorded a tax benefit of approximately $23 million related to the impairment of our Mexicali assets. A valuation allowance has not been established because we believe that the related deferred tax asset will be recovered during the carryforward period.

Revenue recognition — Revenues from product sales are recognized upon shipment and transfer of title, in accordance with the shipping terms specified in the arrangement with the customer. Revenue recognition is deferred in all instances where the earnings process is incomplete. Certain product sales are made to electronic component distributors under agreements allowing for price protection and/or a right of return on unsold products. We reduce revenue to the extent of our estimate for distributor claims of price protection and/or right of return on unsold product. A reserve for sales returns and allowances for customers is recorded based on historical experience or specific identification of an event necessitating a reserve.

Results Of Operations

General

During fiscal 2004, we made progress in several key areas that contributed to an improvement in operating results and the generation of positive cash flows from operations. More specifically, we:

- experienced an increase in demand for our products and launched and ramped new highly integrated products;
- experienced a 53% increase in units sold countered by a 17% aggregate decrease in the average selling price of our products;

- reduced the number of days sales were outstanding in the fourth quarter of fiscal 2004 to 65.8 from 87.5 for the same period in the previous fiscal year;
- reduced research and development expenses and selling, general and administrative expense as a percentage of net revenues to 31.9% in fiscal 2004 from 39.1% for the previous fiscal year;
- converted our 15 percent convertible senior subordinated notes into shares of our common stock, ultimately reducing our future cash outflows and expenses related to the interest incurred on these senior subordinated notes; and
- invested $60.0 million in capital equipment primarily related to the design of new highly integrated products and processes enabling us to address new opportunities and to meet our customers' demands.

Years Ended September 30, 2004, 2003 and 2002

The following table sets forth the results of our operations expressed as a percentage of net revenues for the fiscal years below:

	2004	2003	2002
Net revenues	100.0%	100.0%	100.0%
Cost of goods sold	60.1	60.0	72.0
Gross margin	39.9	40.0	28.0
Operating expenses:			
Research and development	19.5	25.3	29.2
Selling, general and administrative	12.4	13.8	11.2
Amortization of intangible assets	0.4	0.7	2.8
Purchased in-process research and development	—	—	14.3
Special charges	2.2	5.6	25.4
Total operating expenses	34.5	45.4	82.9
Operating income (loss)	5.4	(5.4)	(54.9)
Interest expense	(2.3)	(3.5)	(0.9)
Other income (expense), net	0.2	0.2	—
Income (loss) before income taxes and cumulative effect of change in accounting principle	3.4	(8.7)	(55.8)
Provision (benefit) for income taxes before cumulative effect of change in accounting principle	0.5	0.1	(4.3)
Income (loss) before cumulative effect of change in accounting principle	2.9	(8.8)	(51.6)
Cumulative effect of change in accounting principle, net of tax	—	(64.2)	—
Net income (loss)	2.9%	(73.0)%	(51.6)%

Net Revenues

	Years Ended September 30,				
	2004	Change	2003 (In thousands)	Change	2002
Net revenues	$784,023	26.9%	$617,789	35.0%	$457,769

We market and sell our semiconductor products and system solutions to leading OEMs of communication electronics products, third-party original design manufacturers ("ODMs") and contract manufacturers and indirectly through electronic components distributors.

Net revenues increased for fiscal 2004 when compared to the previous fiscal year primarily as the result of increased demand for our wireless product portfolio. More specifically, we have launched a number of more highly integrated product offerings, added to our customer base and expanded our geographical market presence. Additionally, power amplifiers, front-end modules, RF subsystems and complete cellular systems exhibited strong year-over-year growth. These increases in net revenues were tempered by a decrease in average selling prices primarily within our single function products and a decrease of approximately $15 million in net revenues for our assembly and test services as demand for these services declined in fiscal 2004. During fiscal 2004, the number of units we sold increased by approximately 53% when compared to fiscal 2003, however our average selling price across all products decreased in the aggregate by approximately 17% when compared to the previous fiscal year.

Net revenues increased in fiscal 2003 when compared to fiscal 2002 primarily reflecting the exclusion of Alpha's revenues for periods prior to the Merger and increasing demand for our wireless product portfolio. Had Alpha's revenue been included for the nine month period prior to the Merger, net revenue in fiscal 2002 would have been $543 million, as compared to the $458 million reported. Accordingly, the majority of the increase in revenue in fiscal 2003 is attributable to the exclusion of Alpha's revenue up to the time of the Merger. On an operational basis, the revenue increase in fiscal 2003 primarily resulted from an increase in the number of RF subsystem units shipped (in both GSM and CDMA) due to the ramping of new product offerings. An increase in unit volumes of front-end modules, however, was offset by a decline in the average selling price of such products. In addition, lower CDMA handset subsidies in Korea also adversely affected net revenues in fiscal 2003 when compared to fiscal 2002. In certain global markets, wireless operators provide subsidies on handset sales to their customers, ultimately decreasing the cost of the handset to the customer.

For information regarding net revenues by geographic region and customer concentration for each of the last three fiscal years, see Note 16 of the "Notes to Consolidated Financial Statements" included in this Annual Report.

Gross Profit

	Years Ended September 30,		
	2004	2003	2002
		(In thousands)	
Gross profit	$313,216	$246,849	$128,068
% of net revenues	39.9%	40.0%	28.0%

Gross profit represents net revenues less cost of goods sold. Cost of goods sold consists primarily of purchased materials, labor and overhead (including depreciation) associated with product manufacturing, royalty and other intellectual property costs and sustaining engineering expenses pertaining to products sold. Cost of goods sold for the periods prior to the Merger also includes allocations from Conexant of manufacturing cost variances, process engineering and other manufacturing costs, which are not included in our unit costs but are expensed as incurred.

Gross profit for fiscal 2004 benefited from increased operational efficiency through capacity utilization when compared to the previous fiscal year. This benefit was partially offset by the aforementioned decline in average selling prices and additional costs we incurred as we launched and ramped a number of more highly integrated RF product offerings including our front-end modules and single package radios. Gross profit for fiscal 2003 was favorably affected by $4.8 million, or 70 basis points, when we reevaluated our obligation under wafer fabrication supply agreements and reduced our liability and cost of sales. At the end of the third quarter of fiscal 2002, we estimated that we would not be able to meet our minimum purchase obligation under the wafer supply agreement with Conexant and Jazz Semiconductor. Accordingly, we recorded this liability in cost of sales for the third quarter of fiscal 2002. The following external factors contributed to the reductions in cost of sales in the fourth quarter of fiscal 2002 and the first quarter of fiscal 2003 relating to this liability:

- an increase in demand for our products that resulted in the Company increasing its purchases from the wafer supplier, Jazz Semiconductor ; and
- an increase in orders for wafers placed by Conexant to Jazz Semiconductor that, when combined with our purchases from Jazz Semiconductor, resulted in the Company having no liability related to its minimum purchase obligation.

Because of the increase in demand for our products and the annual reduction in our minimum purchase obligations, as specified in the agreement, the Company has met its minimum purchase obligation for each of the periods subsequent to September 30, 2002. Furthermore, the Company currently expects to meet the remaining minimum purchase obligations of $12.9 million for fiscal 2005 and will have no further minimum purchase obligations under the wafer supply agreement subsequent to March 2005. Our costs will be affected by the extent of our use of outside foundries and the pricing we are able to obtain. During periods of high industry demand for wafer fabrication capacity, we may have to pay higher prices to secure wafer fabrication capacity.

The improvement in gross profit in fiscal 2003 compared to fiscal 2002 reflects increased revenues, improved utilization of our manufacturing facilities and a decrease in depreciation expense that resulted from the write-down of our Mexicali facility assets in the third quarter of fiscal 2002. Although revenue growth in fiscal 2003 increased the level of utilization of our manufacturing facilities, these facilities continued to operate below optimal capacity and underutilization continued to adversely affect our unit cost of goods sold and gross profit.

Gross profit in fiscal 2003 was also favorably affected by the aforementioned $4.8 million reduction to our liability and cost of sales in the first quarter of fiscal 2003 when we reevaluated our obligation under the wafer supply agreement with Conexant and Jazz Semiconductor.

Research and Development

	Years Ended September 30,				
	2004	Change	2003	Change	2002
			(In thousands)		
Research and development	$152,633	(2.2)%	$156,077	16.8%	$133,614
% of net revenues	19.5%		25.3%		29.2%

Research and development expenses consist principally of direct personnel costs, costs for pre-production evaluation and testing of new devices and design and test tool costs. Research and development expenses for the periods prior to the Merger also include allocated costs for shared research and development services provided by Conexant, principally in the areas of advanced semiconductor process development, design automation and advanced package development, for the benefit of several of Conexant's businesses.

The decrease in research and development expenses in fiscal 2004 when compared to the previous fiscal year is primarily attributable to our commitment to streamlining our processes and focusing our product development on integrated products to meet the needs of our customers. In addition, research and development expenses were lower in fiscal 2004 when compared to the previous year as we realized benefits from cost saving initiatives implemented in the previous two fiscal years. More specifically, we focused our product development on core front-end modules, RF subsystems, cellular systems, infrastructure and next generation solutions.

The increase in research and development expenses in fiscal 2003 compared to fiscal 2002 represents our commitment to design new products and processes and address new opportunities to meet our customers' demands. We expanded customer support engagements as well as development efforts targeting semiconductor solutions using the CDMA2000, GSM, General Packet Radio Services, or GPRS, and third-generation, or 3G, wireless standards in both the digital cellular handset and infrastructure markets. The increase in research and development expenses in fiscal 2003 when compared to the previous year is also related to our research and development expenses representing those of the combined company after the Merger whereas those expenses in 2002 are representative of only Washington/Mexicali prior to June 25, 2002.

Selling, General and Administrative

	Years Ended September 30,				
	2004	Change	2003	Change	2002
			(In thousands)		
Selling, general and administrative	$97,522	14.2%	$85,432	67.3%	$51,074
% of net revenues	12.4%		13.8%		11.2%

Selling, general and administrative expenses include personnel costs (legal, accounting, treasury, human resources, information systems, customer service, etc.), sales representative commissions, advertising and other marketing costs. Selling, general and administrative expenses also include allocated general and administrative expenses from Conexant for the periods prior to the Merger for a variety of these shared functions.

The increase in selling, general and administrative expenses in fiscal 2004 when compared to the previous year is primarily attributable to an increase of approximately $5 million in legal expenses related to protecting our intellectual property portfolio. In addition, we incurred performance related compensation expenses in fiscal 2004, which were not incurred in fiscal 2003. We tie incentive compensation to the accomplishment of specific financial objectives each fiscal year and met these objectives in fiscal 2004, whereas these objectives were not met in fiscal 2003. During fiscal 2004, we also incurred information systems conversion costs, whereas these expenses were not incurred in fiscal 2003. We transitioned our information systems services from Conexant Systems, Inc. to a third-party service provider during the third quarter of fiscal 2004. These increases in selling, general and administrative expenses for fiscal 2004 when compared to the previous year were partially offset by realization of the benefit of cost saving initiatives implemented in the previous two fiscal years.

The increase in selling, general and administrative expenses in fiscal 2003 when compared to fiscal 2002 is primarily related to our selling, general and administrative expenses representing those of the combined company after the Merger whereas those expenses for the same period in 2002 are representative of only Washington/Mexicali prior to June 25, 2002.

Amortization of Intangible Assets

	Years Ended September 30,				
	2004	Change	2003	Change	2002
			(In thousands)		
Amortization of intangible assets	$3,043	(30.6)%	$4,386	(66.1)%	$12,929
% of net revenues	0.4%		0.7%		2.8%

In 2002, we recorded $36.4 million of intangible assets related to the Merger consisting of developed technology, customer relationships and a trademark. These assets are principally being amortized on a straight-line basis over a 10-year period. Amortization expense in fiscal 2004 and fiscal 2003 primarily represents the amortization of these intangible assets. During the fourth quarter of fiscal 2003, we wrote down certain intangible assets related to our infrastructure business based on a recoverability analysis prepared by management in response to a decline in demand for, and a decision to discontinue, certain infrastructure products. This write-down established a new cost basis for these assets and resulted in a decrease in amortization expense for fiscal 2004 when compared to fiscal 2003.

Amortization expense for fiscal 2002 primarily represents amortization of goodwill and intangible assets acquired in connection with Washington/Mexicali's acquisition of Philsar Semiconductor, Inc. ("Philsar") in fiscal 2000. Philsar was a developer of RF semiconductor solutions for personal wireless connectivity, including emerging standards such as Bluetooth, and RF components for third-generation digital cellular handsets. We wrote off all goodwill and other intangible assets associated with our acquisition of the Philsar Bluetooth business in the third quarter of fiscal 2002. The lower amortization expense in fiscal 2003 when compared to fiscal 2002, primarily resulted from the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," on October 1, 2002. Had the Company ceased amortizing goodwill on October 1, 2000, amortization expense would have been $10.7 million less in fiscal 2002.

For additional information regarding goodwill and intangible assets, see Note 6 to the Consolidated Financial Statements.

Purchased In-Process Research and Development

	Years Ended September 30,				
	2004	Change	2003	Change	2002
			(In thousands)		
Purchased in-process research and development	$—	N/A	$—	N/A	$65,500

In connection with the Merger in fiscal 2002, $65.5 million was allocated to purchased in-process research and development ("IPR&D") and expensed immediately upon completion of the acquisition (as a charge not deductible for tax purposes) because the technological feasibility of certain products under development had not been established and no future alternative uses existed. The charges represent the estimated fair values of the portion of IPR&D projects that had been completed by Alpha at the time of the Merger.

For additional information regarding purchased in-process research and development, see Note 3 to the Consolidated Financial Statements.

Special Charges

	Years Ended September 30,				
	2004	Change	2003	Change	2002
			(In thousands)		
Special charges	$17,366	(49.7)%	$34,493	(70.3)%	$116,321

Special charges consists of charges for asset impairments and restructuring activities, as follows:

Asset Impairments

During the second quarter of fiscal 2004, we recorded a $13.2 million charge primarily related to the impairment of obsolete baseband technology licenses that were established prior to the Merger. This charge includes approximately $1.8 million of contractual payment obligations, which we expect to pay within one year. The impairment charge was based on a recoverability analysis prepared by management in response to the decision to discontinue certain products and the related impact on its current and projected outlook. Management believed these factors indicated that the carrying value of the related assets (intangible assets, machinery and equipment) were impaired and that an impairment analysis should be performed. In performing the analysis for recoverability, management estimated the future cash flows expected to result from these products (salvage value). Since the estimated undiscounted cash flows were less than the carrying value of the related assets, it was concluded that an impairment loss should be recognized. In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," the impairment charge was determined by comparing the estimated fair value of the related assets to their carrying value. The write down established a new cost basis for the impaired assets.

During the fourth quarter of fiscal 2003, we recorded a $26.0 million charge for the impairment of assets related to certain infrastructure products manufactured in our Woburn, Massachusetts and Adamstown, Maryland facilities. The Woburn facility primarily manufactures semiconductor products based on both silicon wafer technology and gallium arsenide technology. Our Adamstown, Maryland facility primarily manufactures ceramics components. We experienced a significant decline in factory utilization resulting from a downturn in the market for products manufactured at these two facilities and a decision to discontinue certain products. The impairment charge was based on a recoverability analysis prepared by management based on these factors and the related impact on our current and projected outlook. We projected lower revenues and new order volume for these products and management believed these factors indicated that the carrying value of the related assets (machinery, equipment and intangible assets) may have been impaired and that an impairment analysis should be performed. In performing the analysis for recoverability, management estimated the future cash flows expected to result from these products over a five-year period. Since the estimated undiscounted cash flows were less than the carrying value of the related assets, it was concluded that an impairment loss should be recognized. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the impairment charge was determined by comparing the estimated fair value of the related assets to their carrying value. The fair value of the assets was determined by computing the present value of the estimated future cash flows using a discount rate of 16%, which management believed was commensurate with the underlying risks associated with the projected future cash flows. Management believes the assumptions used in the discounted cash flow model represented a reasonable estimate of the fair value of the assets. The write down established a new cost basis for the impaired assets. The anticipated pre-tax cost savings related to these impairment charges is expected to be $17.4 million from fiscal 2004 through fiscal 2008 and $8.6 million from fiscal 2009 through fiscal 2023.

In addition, during the fourth quarter of fiscal 2003 we recorded a $2.3 million charge for the impairment of our Haverhill, Massachusetts property. In fiscal 2003, we relocated our operations from this facility to our Woburn, Massachusetts facility. We actively marketed the property located in Haverhill, Massachusetts and in March 2004, entered into a contractual agreement for the sale of the property, contingent upon obtaining specific regulatory approvals within the next two years.

During fiscal 2002, the Company recorded a $66.0 million charge for the impairment of the assembly and test machinery and equipment and related facility in Mexicali, Mexico. The impairment charge was based on a recoverability analysis prepared by management as a result of a significant downturn in the market for test and assembly services for non-wireless products and the related impact on our current and projected outlook.

We experienced a severe decline in factory utilization at our Mexicali facility for non-wireless products and projected decreasing revenues and new order volume. Management believed these factors indicated that the carrying value of the assembly and test machinery and equipment and related facility may have been impaired and that an impairment analysis should be performed. In performing the analysis for recoverability, management estimated the future cash flows expected to result from the manufacturing activities at the Mexicali facility over a ten-year period. The estimated future cash flows were based on a gradual phase-out of services sold to Conexant and modest volume increases consistent with management's view of the outlook for the business, partially offset by declining average selling prices. The declines in average selling prices were consistent with historical trends and management's decision to reduce capital expenditures for future capacity expansion. Since the estimated undiscounted cash flows were less than the carrying value (approximately $100 million based on historical cost) of the related assets, it was concluded that an impairment loss should be recognized. The impairment charge was determined by comparing the estimated fair value of the related assets to their carrying value. The fair value of the assets was determined by computing the present value of the estimated future cash flows using a discount rate of 24%, which management believed was commensurate with the underlying risks associated with the projected future cash flows. Management believes the assumptions used in the discounted cash flow model represented a reasonable estimate of the fair value of the assets. The write down established a new cost basis for the impaired assets.

During fiscal 2002, we recorded a $45.8 million charge for the write-off of goodwill and other intangible assets associated with our acquisition of Philsar in fiscal 2000. Management determined that we would not support the technology associated with the Philsar Bluetooth business. Accordingly, this product line was discontinued and the employees associated with the product line were either severed or relocated to other operations. As a result of the actions taken, management determined that the remaining goodwill and other intangible assets associated with the Philsar acquisition were impaired.

Restructuring Charges

During fiscal 2004, we consolidated cellular systems software design centers in an effort to improve our overall time to market for next generation multimedia systems development. These actions aligned our structure with our current business environment. We implemented reductions in force at three remote facilities and recorded restructuring charges of approximately $4.2 million for costs related to severance benefits for affected employees and lease obligations. Substantially all amounts accrued for these actions are expected to be paid within one year.

During fiscal 2003, we recorded $6.2 million in restructuring charges to provide for workforce reductions and the consolidation of facilities. The charges were based upon estimates of the cost of severance benefits for affected employees and lease cancellation, facility sales, and other costs related to the consolidation of facilities. Substantially all amounts accrued for these actions have been paid and the remaining amounts are expected to be paid within one year.

During fiscal 2002, we implemented a number of cost reduction initiatives to more closely align our cost structure with the then-current business environment. We recorded restructuring charges of approximately $3.0 million for costs related to the workforce reduction and the consolidation of certain facilities. All amounts accrued for these actions have been paid.

For additional information regarding restructuring charges and liability balances, see Note 15 to the Consolidated Financial Statements.

Interest Expense

	Years Ended September 30,				
	2004	Change	2003	Change	2002
			(In thousands)		
Interest expense	$17,947	(16.1)%	$21,403	406.3%	$4,227

The decrease in interest expense for fiscal 2004 when compared to the previous fiscal year is primarily related to the conversion of our $45 million of senior subordinated notes into shares of our common stock during the third quarter of fiscal 2004. On April 22, 2004, we notified the holder of the senior notes that we would redeem such notes in full on May 12, 2004. On May 6, 2004, the holder of the senior notes converted such notes in full for approximately 5.7 million shares of our common stock. We paid interest in cash on the senior notes on the last business day of each March, June, September and December of each year. Interest paid on the senior notes is not deductible for tax purposes because of the conversion feature.

The Company entered into borrowing arrangements at the time of the Merger, therefore the increase in interest expense for fiscal 2003, when compared to the previous year is primarily the result of fiscal 2002 representing approximately three months of interest incurred, whereas fiscal 2003 includes interest for twelve months.

For additional information regarding our borrowing arrangements, see Note 7 to the Consolidated Financial Statements.

Other Income (Expense), Net

	Years Ended September 30,				
	2004	Change	2003	Change	2002
			(In thousands)		
Other income (expense), net	$1,691	28.4%	$1,317	nm	$(56)

nm = not meaningful

Other income (expense), net is comprised primarily of interest income on invested cash balances, foreign exchange gains/losses and other non-operating income and expense items.

Provision for Income Taxes

	Years Ended September 30,				
	2004	Change	2003	Change	2002
			(In thousands)		
Provision (benefit) for income taxes	$3,984	nm	$652	nm	$(19,589)

As a result of our history of operating losses and the expectation of future operating results, we determined that it is more likely than not that historic and current year income tax benefits will not be realized except for certain future deductions associated with our foreign operations. Consequently, no United States income tax benefit has been recognized relating to the U.S. operating losses. As of September 30, 2004, we have established a valuation allowance against all of our net U.S. deferred tax assets. Deferred tax assets have been recognized for foreign operations when management believes they will be recovered during the carry forward period.

During the fourth quarter of fiscal 2004, we reduced the carrying value of our deferred tax assets by $3.5 million. This charge primarily originated from foreign currency translation errors after establishing the $23.1 million tax benefit recorded in fiscal 2002 for the impairment of our assembly and test machinery and equipment in Mexicali, Mexico immediately following completion of the Merger. The cumulative effect of these errors is being reported in the provision for income taxes line of the statement of operations in the fourth quarter of fiscal 2004, as it did not have a material impact in prior periods. The aggregate $3.5 million charge listed by fiscal year would be approximately $1.2 million, $2.0 million and $0.3 million for fiscal 2004, 2003 and 2002, respectively.

In addition, the provision (benefit) for income taxes for fiscal 2004, 2003 and 2002 consists of foreign income taxes incurred by foreign operations. We do not expect to recognize any income tax benefits relating to future operating losses generated in the United States until management determines that such benefits are more likely than not to be realized.

No provision has been made for United States, state, or additional foreign income taxes related to approximately $16.7 million of undistributed earnings of foreign subsidiaries which have been or are intended to be permanently reinvested. It is not practical to determine the United States federal income tax liability, if any, which would be payable if such earnings were not permanently reinvested.

Cumulative Effect of Change in Accounting Principle

	Years Ended September 30,				
	2004	Change	2003	Change	2002
			(In thousands)		
Cumulative effect of change in accounting principle	$—	nm%	$(397,139)	nm	$—

We adopted SFAS No. 142, "Goodwill and Other Intangible Assets," October 1, 2002 and performed a transitional impairment test for goodwill. As a result, we determined that the carrying amount of our goodwill was $397.1 million greater than its implied fair value. This transitional impairment charge was recorded as a cumulative effect of a change in accounting principle and is reflected in our results of operations as of the beginning of fiscal 2003. The significant impairment charge to goodwill shortly after the Merger resulted from a significant decline in the market price of our common stock. The first step of the goodwill impairment analysis compares fair value to net book value. In determining fair value, SFAS No. 142 allows for the use of several valuation methodologies, although it states quoted market prices are the best evidence of fair value. We hired a third-party firm to perform the fair value calculation for the Merger and subsequent SFAS 142 valuation. The fair value calculation used to determine the purchase price for the Merger was performed in December 2001, the date at which the principal terms of the Merger were agreed upon by both parties. The calculation was based on the average market price of our common stock over a seven-day period. This same methodology was used to determine our fair value at October 1, 2002 for the required transitional impairment test upon the adoption of SFAS No. 142. Between the time of the Merger calculation in December 2001 and the SFAS No. 142 calculation in October 2002, the market price of our common stock declined as the wireless semiconductor industry experienced a downturn in demand amid concerns about terrorism, deflation, decreased consumer confidence, reduced capital spending, adverse business conditions and liquidity concerns in the telecommunications and related industries. Since our fair value is directly linked to the market price of our common stock, a significant decline in the market price of our common stock could, and in this case did, result in an impairment charge to goodwill. We test our goodwill for impairment annually as of the first day of our fourth fiscal quarter and in interim periods if certain events occur indicating that the carrying value of goodwill may be impaired. We completed our annual goodwill impairment test for fiscal 2004 and determined that as of July 5, 2004, our goodwill was not impaired.

Liquidity and Capital Resources

	Years Ended September 30		
	2004	2003	2002
		(In thousands)	
Cash and cash equivalents at beginning of period	$161,506	$ 53,358	$ 1,998
Net cash provided by (used in) operating activities	91,913	(72,052)	(99,094)
Net cash provided by (used in) investing activities	(61,010)	(44,282)	70,042
Net cash provided by (used in) financing activities	11,130	224,482	80,412
Cash and cash equivalents at end of period	$203,539	$161,506	$ 53,358

Fiscal 2004

During fiscal 2004, we made progress in several key areas as we focused our efforts on both cash and inventory management. We significantly reduced the number of days sales were outstanding in the fourth quarter of fiscal 2004 to 65.8 from 87.5 for the same period in the previous fiscal year. Annualized inventory turns for the fourth quarter of fiscal 2004 were 6.6. Inventory management remains an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence because of rapidly changing technology and customer requirements. During fiscal 2004, we also converted our 15 percent convertible senior subordinated notes into shares of our common stock, ultimately reducing our future cash outflows and expenses related to the interest incurred on these senior subordinated notes.

In fiscal 2004, we generated $91.9 million in cash from operating activities as we experienced a significant improvement in our operating results when compared to the previous fiscal year. This improvement was primarily attributable to increased net revenues in fiscal 2004, when compared to the previous fiscal year, primarily resulting from increased demand for our wireless product portfolio. More specifically, we have launched a number of more highly integrated product offerings, added to our customer base and expanded our geographical market presence. In addition, we reduced research and development expenses and selling, general and administrative expense as a percentage of net revenues to 31.9% in fiscal 2004, from 39.1% for the previous fiscal year. During fiscal 2004, we invested $60.0 million in capital equipment primarily related to the design of new highly integrated products and processes, enabling us to address new opportunities and to meet our customers' demands. We believe a focused program of capital expenditures will be required to sustain our current manufacturing capabilities. We may also consider acquisition opportunities to extend our technology portfolio and design expertise and to expand our product offerings. We expect our capital expenditures for fiscal 2005 to return to levels more comparable to fiscal 2003.

Cash provided by financing activities in fiscal 2004 primarily represents an increase in borrowings under our $50 million credit facility secured by the purchased accounts receivable with Wachovia Bank, National Association. For additional information regarding our borrowing arrangements, see Note 7 to the Consolidated Financial Statements.

Fiscal 2003 and Fiscal 2002

Cash used in operating activities was $72.1 million for fiscal 2003, reflecting a net loss of $451.4 million, offset by non-cash charges (primarily asset impairments, depreciation and amortization) of $489.2 million and a net decrease in working capital items of approximately $109.9 million, including $40.0 million of merger-related expense payments. As of September 30, 2003, substantially all amounts accrued for merger-related expenses had been paid. We adopted SFAS No. 142, "Goodwill and Other Intangible Assets," on October 1, 2002, and recorded a $397.1 million charge for the cumulative effect of a change in accounting principle, representing the difference between the implied fair value and carrying value of our goodwill. Operating results in fiscal 2003 improved when compared to fiscal 2002, primarily as the result of increased revenues and improved utilization of our manufacturing facilities. Cash used in operating activities was $99.1 million for fiscal 2002. Operating cash flows for fiscal 2002 reflect a net loss of $236.1 million, offset by non-cash charges (depreciation and amortization, asset impairments and an in-process research and development charge) of $221.6 million and a net increase in working capital of approximately $84.6 million. During 2002, we consolidated facilities, reduced our work force and continued to implement cost saving initiatives. In addition, increased revenues and improved utilization of our manufacturing facilities contributed to improved operating results in fiscal 2002.

Cash used in investing activities for fiscal 2003 primarily consisted of capital expenditures of $40.3 million. The capital expenditures for fiscal 2003 represented our continued investment in production and test facilities in addition to our commitment to invest in the capital needed to design new products and processes and address new opportunities to meet our customers' demands. Cash used in investing activities for fiscal 2003 also included $4.0 million of purchases of short-term investments. Our short-term investments are classified as held-to-maturity and consist primarily of commercial paper with original maturities of more than 90 days and less than twelve months. Cash provided by investing activities for fiscal 2002 consisted of capital expenditures of $29.4 million and dividends to Conexant of $3.1 million offset by cash received of $67.1 million as a result of the Merger and $35.4 million from the sale of short-term investments acquired in the Merger.

On August 11, 2003, we filed a shelf registration statement on Form S-3 with the SEC with respect to the issuance of up to $250 million aggregate principal amount of securities, including debt securities, common or preferred shares, warrants or any combination thereof. This registration statement, which the SEC declared effective on August 28, 2003, provides us with greater flexibility and access to capital. On September 9, 2003, we issued 9.2 million shares of common stock under our shelf registration statement. Cash provided by financing activities for fiscal 2003 included approximately $102.2 million of net proceeds from this offering. We may from time to time issue securities under the remaining balance of the shelf registration statement for general corporate purposes.

Cash provided by financing activities for fiscal 2003 also included the net impact of our private placement of $230 million of 4.75 percent convertible subordinated notes due 2007 and related debt refinancing with Conexant on November 13, 2002. These subordinated notes can be converted into 110.4911 shares of common stock per $1,000 principal balance, which is the equivalent of a conversion price of approximately $9.05 per share. The net proceeds from the note offering were principally used to prepay $105 million of the $150 million debt to Conexant relating to the purchase of the Mexicali Operations and to prepay the $65 million principal amount outstanding as of November 13, 2002, under a separate loan facility with Conexant. In connection with our prepayment of $105 million of the $150 million debt owed to Conexant relating to the purchase of the Mexicali Operations, the remaining $45 million principal balance was exchanged for new 15 percent convertible senior subordinated notes with a maturity date of June 30, 2005. On April 22, 2004, we notified the holder of the senior notes that we would redeem such notes in full on May 12, 2004. On May 6, 2004, the holder of the senior notes converted such notes in full for approximately 5.7 million shares of our common stock. In addition to the retirement of $170 million in principal amount of indebtedness owing to Conexant, we also retained approximately $53 million of net proceeds of the private placement to support our working capital needs. In addition, as of September 30, 2003, we had borrowings outstanding of $41.7 million under our $50 million credit facility secured by the purchased accounts receivable with Wachovia Bank, National Association. For additional information regarding our borrowing arrangements, see Note 7 to the Consolidated Financial Statements. Cash provided by financing activities consisted of net transfers from Conexant, pre-Merger, of $50.4 million for fiscal 2002. Cash provided by financing activities for fiscal 2002 also consisted of $30.0 million of proceeds from borrowings against the revolving credit facility with Conexant.

Following is a summary of our contractual payment obligations for consolidated debt, purchase agreements and operating leases at September 30, 2004 (see Notes 7 and 12 of the consolidated financial statements), in thousands:

	Payments Due By Period				
Obligation	Total	Less Than 1 Year	1-3 Years	3-5 Years	Thereafter
Debt	$280,000	$50,000	$ —	$230,000	$ —
Purchase obligations	12,877	12,877	—	—	—
Operating leases	26,957	6,153	9,419	7,833	3,552
Other commitments	6,225	3,200	3,025	—	—
	$326,059	$72,230	$12,444	$237,833	$3,552

Under supply agreements entered into with Conexant and Jazz Semiconductor, we receive wafer fabrication, wafer probe and certain other services from Jazz Semiconductor. Pursuant to these supply agreements, we are committed to obtain certain minimum wafer volumes from Jazz Semiconductor through March 2005. Our expected minimum purchase obligations under these supply agreements are anticipated to be approximately $12.9 million in fiscal 2005.

Based on our results of operations for fiscal 2004 and current trends, we expect our existing sources of liquidity, together with cash expected to be generated from operations, will be sufficient to fund our research and development, capital expenditures, debt obligations, purchase obligations, working capital and other cash requirements for at least the next twelve months. However, we cannot assure you that the capital required to fund these expenses will be available in the future. In addition, any strategic investments and acquisitions that we may make to help us grow our business may require additional capital resources. If we are unable to obtain enough capital to meet our capital needs on a timely basis or at all, our business and operations could be materially adversely affected.

Other Matters

Inflation did not have a significant impact upon our results of operations during the three-year period ended September 30, 2004.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market risks, such as changes in currency and interest rates, that arise from normal business operation. Our financial instruments include cash and cash equivalents, short-term investments, short-term debt and long-term debt. Our main investment objective is the preservation of investment capital. Consequently, we invest with only high-credit-quality issuers and we limit the amount of our credit exposure to any one issuer. We do not use derivative instruments for speculative or investment purposes.

Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. As of September 30, 2004, the carrying value of our cash and cash equivalents approximates fair value.

Our short-term debt primarily consists of borrowings under our credit facility with Wachovia Bank, N.A. As of September 30, 2004, we had borrowings of $50.0 million outstanding under this credit facility. Interest related to our short-term debt is at LIBOR plus 0.4% and was approximately 2.2% at September 30, 2004. Consequently, we do not have significant cash flow exposure on our short-term debt.

We issued fixed-rate debt, which is convertible into our common stock at a predetermined conversion price. Convertible debt has characteristics that give rise to both interest-rate risk and market risk because the fair value of the convertible security is affected by both the current interest-rate environment and the price of the underlying common stock. For the year ended September 30, 2004, our convertible debt, on an if-converted basis, was not dilutive and, as a result, had no impact on our net income per share (assuming dilution). In future periods, the debt may be converted, or the if-converted method may be dilutive and net income per share (assuming dilution) would be reduced. Our long-term debt consists of $230 million of 4.75 percent unsecured convertible subordinated notes due November 2007. We do not believe that we have significant cash flow exposure on our long-term debt.

Based on our overall evaluation of our market risk exposures from all of our financial instruments at September 30, 2004, a near-term change in interest rates would not materially affect our consolidated financial position, results of operations or cash flows.

SELECTED FINANCIAL DATA

You should read the data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation," and our consolidated financial statements and related notes appearing elsewhere in this Annual Report. The Company's fiscal year ends on the Friday closest to September 30. Fiscal 2003 consisted of 53 weeks and ended on October 3, 2003 and fiscal years 2004 and 2002 each consisted of 52 weeks and ended on October 1, 2004 and September 27, 2002, respectively. For convenience, the consolidated financial statements have been shown as ending on the last day of the calendar month. The following balance sheet data and statements of operations data for the five years ended September 30, 2004 were derived from our audited consolidated financial statements. Consolidated balance sheets at September 30, 2004 and 2003 and the related consolidated statements of operations and of cash flows for each of the three years in the period ended September 30, 2004 and notes thereto appear elsewhere in this Annual Report.

Because the Merger was accounted for as a reverse acquisition, a purchase of Alpha by Washington/ Mexicali, the historical financial statements of Washington/Mexicali became the historical financial statements of Skyworks after the Merger. The historical information provided below does not include the historical financial results of Alpha for periods prior to June 26, 2002, the date the Merger was consummated. The historical financial information may not be indicative of the Company's future performance and does not reflect what the results of operations and financial position prior to the Merger would have been had Washington/Mexicali operated independently of Conexant during the periods presented prior to the Merger or had the results of Alpha been combined with those of Washington/Mexicali during the periods presented prior to the Merger.

	Fiscal Year				
	2004	2003	2002(1)	2001(1)	2000(1)
			(In thousands)		
Statement of Operations Data:					
Net revenues	$ 784,023	$ 617,789	$ 457,769	$ 260,451	$378,416
Cost of goods sold(2)	470,807	370,940	329,701	311,503	270,170
Gross profit (loss)	313,216	246,849	128,068	(51,052)	108,246
Operating expenses:					
Research and development	152,633	156,077	133,614	111,053	91,616
Selling, general and administrative	97,522	85,432	51,074	51,267	52,422
Amortization of intangible assets(3)	3,043	4,386	12,929	15,267	5,327
Purchased in-process research and development(4)	—	—	65,500	—	24,362
Special charges(5)	17,366	34,493	116,321	88,876	—
Total operating expenses	270,564	280,388	379,438	266,463	173,727
Operating income (loss)	42,652	(33,539)	(251,370)	(317,515)	(65,481)
Interest expense	(17,947)	(21,403)	(4,227)	—	—
Other income (expense), net	1,691	1,317	(56)	210	142
Income (loss) before income taxes and cumulative effect of change in accounting principle	26,396	(53,625)	(255,653)	(317,305)	(65,339)
Provision (benefit) for income taxes	3,984	652	(19,589)	1,619	1,140
Income (loss) before cumulative effect of change in accounting principle	22,412	(54,277)	(236,064)	(318,924)	(66,479)
Cumulative effect of change in accounting principle, net of tax(6)	—	(397,139)	—	—	—
Net income (loss)	$ 22,412	$ (451,416)	$ (236,064)	$(318,924)	$(66,479)

Per share information(7):

	Fiscal Year				
	2004	2003	2002(1)	2001(1)	2000(1)
			(In thousands)		
Income (loss) before cumulative effect of change in accounting principle, basic and diluted	$ 0.15	$ (0.39)	$ (1.72)		
Cumulative effect of change in accounting principle, net of tax, basic and diluted(6)	—	(2.85)	—		
Net income (loss), basic and diluted	$ 0.15	$ (3.24)	$ (1.72)		
Balance Sheet Data:					
Working capital	$ 282,613	$ 249,279	$ 79,769	$ 60,540	$135,649
Total assets	1,168,806	1,090,668	1,346,912	314,287	501,553
Long-term liabilities	235,932	280,677	184,309	3,806	3,767
Stockholders' equity	751,623	673,175	1,014,976	287,661	466,416

(1) The Merger was completed on June 25, 2002. Financial statements for periods prior to June 26, 2002 represent Washington/Mexicali's combined results and financial condition. Financial statements for periods after June 25, 2002 represent the consolidated results and financial condition of Skyworks, the combined company.

(2) In fiscal 2001, the Company recorded $58.7 million of inventory write-downs.

(3) Amounts in fiscal 2003 primarily reflect amortization of current technology and customer relationships acquired in the Merger. Amounts in fiscal 2002, 2001 and 2000, primarily reflect amortization of goodwill and other intangible assets related to the acquisition of Philsar Semiconductor Inc. in fiscal 2000.

(4) In fiscal 2002 and fiscal 2000, the Company recorded purchased in-process research and development charges of $65.5 million and $24.4 million, respectively, related to the Merger and the acquisition of Philsar Semiconductor Inc., respectively.

(5) In fiscal 2004, the Company recorded special charges of $17.4 million, principally related to the impairment of legacy technology licenses related to the Company's cellular systems business and certain restructuring charges. In fiscal 2003, the Company recorded special charges of $34.5 million, principally related to the impairment of assets related to the Company's infrastructure products and certain restructuring charges. In fiscal 2002, the Company recorded special charges of $116.3 million, principally related to the impairment of the assembly and test machinery and equipment and the related facility in Mexicali, Mexico, and the write-off of goodwill and other intangible assets related to Philsar Semiconductor Inc. In fiscal 2001, the Company recorded special charges of $88.9 million, principally related to the impairment of certain wafer fabrication assets and restructuring activities.

(6) The Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," on October 1, 2002. As a result of this adoption, the Company performed a transitional evaluation of its goodwill and intangible assets with indefinite lives. Based on this transitional evaluation, the Company determined that its goodwill was impaired and recorded a $397.1 million charge for the cumulative effect of a change in accounting principle in fiscal 2003.

(7) Prior to the Merger with Alpha Industries, Inc., Washington/Mexicali had no separate capitalization. Therefore, a calculation cannot be performed for weighted average shares outstanding to then calculate earnings per share.

CONSOLIDATED BALANCE SHEETS

	September 30, 2004	September 30, 2003
	(In thousands, except per share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 203,539	$ 161,506
Short-term investments	5,000	3,988
Restricted cash	6,013	5,312
Receivables, net of allowance for doubtful accounts of $1,987 and $1,979, respectively	157,772	144,267
Inventories	79,572	58,168
Other current assets	11,968	12,854
Total current assets	463,864	386,095
Property, plant and equipment, less accumulated depreciation and amortization of $261,260 and $232,480, respectively	143,534	121,556
Property held for sale	6,475	6,209
Goodwill	504,493	505,514
Intangible assets, less accumulated amortization of $6,746 and $4,460, respectively	19,895	22,181
Deferred tax assets	19,372	22,766
Other assets	11,173	26,347
Total assets	$1,168,806	$1,090,668
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ —	$ 29
Short-term debt	50,000	41,652
Accounts payable	73,405	50,369
Accrued compensation and benefits	36,630	16,963
Other current liabilities	21,216	27,803
Total current liabilities	181,251	136,816
Long-term debt, less current maturities	230,000	275,000
Other long-term liabilities	5,932	5,677
Total liabilities	417,183	417,493
Stockholders' equity:		
Preferred stock, no par value: 25,000 shares authorized, no shares issued	—	—
Common stock, $0.25 par value: 525,000 shares authorized; 156,012 and 148,604 shares issued and outstanding, respectively	39,003	37,151
Additional paid-in capital	1,312,603	1,258,265
Accumulated deficit	(599,197)	(621,609)
Accumulated other comprehensive income (loss)	(786)	(632)
Total stockholders' equity	751,623	673,175
Total liabilities and stockholders' equity	$1,168,806	$1,090,668

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended September 30,		
	2004	2003	2002
	(In thousands, except per share amounts)		
Net revenues	$784,023	$ 617,789	$ 457,769
Cost of goods sold	470,807	370,940	329,701
Gross profit	313,216	246,849	128,068
Operating expenses:			
Research and development	152,633	156,077	133,614
Selling, general and administrative	97,522	85,432	51,074
Amortization of intangible assets	3,043	4,386	12,929
Purchased in-process research and development	—	—	65,500
Special charges	17,366	34,493	116,321
Total operating expenses	270,564	280,388	379,438
Operating income (loss)	42,652	(33,539)	(251,370)
Interest expense	(17,947)	(21,403)	(4,227)
Other income (expense), net	1,691	1,317	(56)
Income (loss) before income taxes and cumulative effect of change in accounting principle	26,396	(53,625)	(255,653)
Provision (benefit) for income taxes	3,984	652	(19,589)
Income (loss) before cumulative effect of change in accounting principle	22,412	(54,277)	(236,064)
Cumulative effect of change in accounting principle, net of tax	—	(397,139)	—
Net income (loss)	$ 22,412	$(451,416)	$(236,064)
Per share information:			
Income (loss) before cumulative effect of change in accounting principle, basic and diluted	$ 0.15	$ (0.39)	$ (1.72)
Cumulative effect of change in accounting principle, net of tax, basic and diluted	—	(2.85)	—
Net income (loss), basic and diluted	$ 0.15	$ (3.24)	$ (1.72)
Number of weighted-average shares used in per share computations, basic	152,090	139,376	137,416
Number of weighted-average shares used in per share computations, diluted	154,242	139,376	137,416

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Common Stock		Additional Paid-in Capital	Conexant's Net Investment	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Total Stockholders' Equity
	Shares	Par Value						
					(In thousands)			
Balance at September 30, 2001	—	$ —	$ —	$ 287,945	$ —	$(284)	$ —	$ 287,661
Net loss	—	—	—	(66,280)	(170,193)	—	—	(236,473)
Foreign currency translation adjustment	—	—	—	—	—	409	—	409
Recapitalization as a result of purchase accounting under a reverse acquisition	—	—	—	—	—	(125)	—	(125)
Other comprehensive income	—	—	—	—	—	284	—	284
Comprehensive income (loss)								(236,189)
Dividend(1)	—	—	—	(204,716)	—	—	—	(204,716)
Net transfers from Conexant	—	—	—	50,404	—	—	—	50,404
Recapitalization as a result of purchase accounting under a reverse acquisition	137,368	34,342	1,149,965	(67,353)	—	—	(137)	1,116,817
Issuance of common shares for stock purchase plans, 401k and stock option plans	221	55	861	—	—	—	—	916
Amortization of unearned compensation	—	—	—	—	—	—	53	53
Compensation expense	—	—	—	—	—	—	—	30
Balance at September 30, 2002	137,589	34,397	1,150,856	—	(170,193)	—	(84)	1,014,976
Net loss	—	—	—	—	(451,416)	—	—	(451,416)
Pension adjustment	—	—	—	—	—	(632)	—	(632)
Other comprehensive loss	—	—	—	—	—	(632)	—	(632)
Comprehensive income (loss)								(452,048)
Issuance of common shares in offering, net of expenses	9,200	2,300	99,888	—	—	—	—	102,188
Issuance of common shares for stock purchase plans, 401k and stock option plans	1,769	442	8,607	—	—	—	—	9,049
Amortization of unearned compensation	—	—	—	—	—	—	84	84
Adjustment to recapitalization as a result of purchase accounting under a reverse acquisition(2)	—	—	(1,543)	—	—	—	—	(1,543)
Issuance of common shares in trademark settlement	46	12	457	—	—	—	—	469
Balance at September 30, 2003	148,604	37,151	1,258,265	—	(621,609)	(632)	—	673,175
Net income	—	—	—	—	22,412	—	—	22,412
Pension adjustment	—	—	—	—	—	(154)	—	(154)
Other comprehensive loss	—	—	—	—	—	(154)	—	(154)
Comprehensive income (loss)								22,258
Issuance of common shares for stock purchase plans, 401k and stock option plans	1,690	423	11,251	—	—	—	—	11,674
Issuance of common shares in conversion of senior notes, net of expenses	5,718	1,429	42,908	—	—	—	—	44,337
Adjustment to issuance of common shares in offering, net of expenses	—	—	179	—	—	—	—	179
Balance at September 30, 2004	156,012	$39,003	$1,312,603	$ —	$(599,197)	$(786)	$ —	$ 751,623

(1) The dividend to Conexant represents the payment for the Mexicali operations ($150 million), the net assets retained by Conexant in connection with the spin-off, primarily accounts receivable net of accounts payable, and the assumption of certain Conexant liabilities by the Company.

(2) Represents an adjustment to recapitalization as a result of purchase accounting under a reverse acquisition, as reported in fiscal 2002, based on final valuations derived in fiscal 2003.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended September 30,		
	2004	2003	2002
		(In thousands)	
Cash flows from operating activities:			
Net income (loss)	$ 22,412	$(451,416)	$ (236,064)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation	35,829	36,941	47,695
Amortization	3,043	4,386	12,929
Amortization of deferred financing costs	2,176	2,123	—
Contribution of common shares to Savings and Retirement Plan	8,162	7,482	874
Gain on sales of assets	34	1,802	209
Deferred income taxes	3,394	351	(23,117)
Purchased in-process research and development	—	—	65,500
Asset impairments	10,853	425,407	111,817
Provision for losses (recoveries) on accounts receivable	377	1,156	(512)
Changes in assets and liabilities, net of acquisition:			
Receivables	(13,882)	(50,998)	(85,590)
Inventories	(21,404)	(2,525)	(1,709)
Other assets	4,523	6,369	(8,290)
Accounts payable	23,036	5,019	36,635
Other liabilities	13,360	(58,149)	(19,471)
Net cash provided by (used in) operating activities	91,913	(72,052)	(99,094)
Cash flows from investing activities:			
Capital expenditures	(59,998)	(40,294)	(29,412)
Cash, cash equivalents and short-term investments of acquired business	—	—	67,102
Sale of short-term investments	3,988	—	35,422
Purchase of short-term investments	(5,000)	(3,988)	—
Dividend to Conexant	—	—	(3,070)
Net cash provided by (used in) investing activities	(61,010)	(44,282)	70,042
Cash flows from financing activities:			
Proceeds from unsecured notes offering	—	230,000	—
Net proceeds from common stock public offering	—	102,188	—
Deferred financing costs	—	(10,474)	—
Restricted cash	(701)	(5,312)	—
Net transfers from Conexant	—	—	50,404
Proceeds from short-term debt	8,290	41,652	30,000
Payments on long-term debt	29	(135,139)	(34)
Exercise of stock options	3,512	1,567	42
Net cash provided by (used in) financing activities	11,130	224,482	80,412
Net increase (decrease) in cash and cash equivalents	42,033	108,148	51,360
Cash and cash equivalents at beginning of period	161,506	53,358	1,998
Cash and cash equivalents at end of period	$203,539	$ 161,506	$ 53,358
Supplemental cash flow disclosures:			
Taxes paid	$ 2,206	$ 517	$ 832
Interest paid	$ 15,845	$ 21,061	$ 323
Supplemental disclosure of non-cash activities:			
Senior Notes conversion	$ 45,000	$ —	$ —
Acquisition of Alpha Industries, Inc	$ —	$ —	$1,183,105
Dividend to Conexant	$ —	$ —	$ 201,646
Conexant debt refinancing	$ —	$ 45,000	$ —
Stock issued for trademark settlement	$ —	$ 469	$ —

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business and Basis of Presentation

Skyworks Solutions, Inc. ("Skyworks" or the "Company") is a global leader in analog, mixed signal and digital semiconductors for mobile communications applications. The Company's power amplifiers, front-end modules, direct conversion transceivers and complete system solutions are at the heart of many of today's leading-edge multimedia handsets, cellular base stations and wireless networking platforms. Skyworks also offers a portfolio of highly innovative linear products, supporting a diverse set of automotive, broadband, industrial and medical customers.

On June 25, 2002, pursuant to an Agreement and Plan of Reorganization dated as of December 16, 2001, as amended as of April 12, 2002, by and among Alpha Industries, Inc. ("Alpha"), Conexant Systems, Inc. ("Conexant") and Washington Sub, Inc. ("Washington"), a wholly owned subsidiary of Conexant to which Conexant spun off its wireless communications business, including its gallium arsenide wafer fabrication facility located in Newbury Park, California, but excluding certain assets and liabilities, Washington merged with and into Alpha with Alpha as the surviving entity (the "Merger"). Following the Merger, Alpha changed its corporate name to Skyworks Solutions, Inc.

Immediately following completion of the Merger, the Company purchased Conexant's semiconductor assembly, module manufacturing and test facility located in Mexicali, Mexico, and certain related operations ("Mexicali Operations") for $150 million. For financial accounting purposes, the sale of the Mexicali Operations by Conexant to Skyworks Solutions was treated as if Conexant had contributed the Mexicali Operations to Washington as part of the spin-off, and the $150 million purchase price was treated as a return of capital to Conexant. For purposes of these financial statements, the Washington business and the Mexicali Operations are collectively referred to as Washington/Mexicali. References to the "Company" refer to Washington/Mexicali for all periods prior to June 26, 2002, and to the combined company following the Merger.

The Merger was accounted for as a reverse acquisition whereby Washington was treated as the acquirer and Alpha as the acquiree, primarily because Conexant shareholders owned a majority, approximately 67 percent, of the Company upon completion of the Merger. Under a reverse acquisition, the purchase price of Alpha was based upon the fair market value of Alpha common stock for a reasonable period of time before and after the announcement date of the Merger and the fair value of Alpha stock options. The purchase price of Alpha was allocated to the assets acquired and liabilities assumed by Washington, as the acquiring company for accounting purposes, based upon their estimated fair market value at the acquisition date. Because the historical financial statements of the Company after the Merger do not include the historical financial results of Alpha for periods prior to June 26, 2002, the financial statements may not be indicative of future results of operations and are not indicative of the historical results that would have resulted if the Merger had occurred at the beginning of a historical financial period.

The financial statements prior to the Merger were prepared using Conexant's historical basis in the assets and liabilities and the historical operating results of Washington/Mexicali during each respective period. Management believes the assumptions underlying the financial statements are reasonable. However, there can be no assurance that the financial information included herein reflects the combined assets, liabilities, operating results and cash flows of the Company in the future or what they would have been had Washington/ Mexicali been a separate stand-alone entity and independent of Conexant during the periods presented.

Conexant used a centralized approach to cash management and the financing of its operations. Cash deposits from Washington/Mexicali were transferred to Conexant on a regular basis and were netted against Conexant's net investment. As a result, none of Conexant's cash, cash equivalents, marketable securities or debt was allocated to Washington/Mexicali in the financial statements. Cash and cash equivalents in the financial statements, prior to the acquisition, represented amounts held by certain foreign operations of Washington/Mexicali. Changes in equity represented funding from Conexant for working capital and capital expenditure requirements after giving effect to Washington/Mexicali's transfers to and from Conexant for its cash flows from operations through June 25, 2002.

Historically, Conexant provided financing for Washington/Mexicali and incurred debt at the parent level. The financial statements for the periods prior to June 26, 2002 of Washington/Mexicali do not include an allocation of Conexant's debt or the related interest expense. Therefore, the financial statements for fiscal 2002 do not necessarily reflect the financial position and results of operations of Washington/Mexicali had it been an independent company as of the dates, and for the periods presented.

The financial statements for the periods prior to the Merger also include allocations of certain Conexant operating expenses for research and development, legal, accounting, treasury, human resources, real estate, information systems, distribution, customer service, sales, marketing, engineering and other corporate services provided by Conexant, including executive salaries and other costs. The operating expense allocations have been determined on bases that management considered to be reasonable reflections of the utilization of services provided to, or the benefit received by, Washington/Mexicali. Management believes that the expenses allocated to Washington/Mexicali are representative of the operating expenses that would have been incurred had Washington/Mexicali operated as an independent company. Since the date of the Merger, the Company has been performing these functions using its own resources or purchased services, including certain services obtained from Conexant pursuant to a transition services agreement, most of which expired on December 31, 2002. The Company transitioned the remaining services from Conexant to third party providers during the third quarter of fiscal 2004.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation:

The financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year:

The Company's fiscal year ends on the Friday closest to September 30. Fiscal 2003 consisted of 53 weeks and fiscal years 2004 and 2002 each consisted of 52 weeks. Fiscal years 2004, 2003 and 2002 ended on October 1, 2004, October 3, 2003 and September 27, 2002, respectively. For convenience, the consolidated financial statements have been shown as ending on the last day of the calendar month.

Use of Estimates:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ materially from those estimates.

The combined financial statements have been prepared using Conexant's historical basis in the assets and liabilities and the historical operating results of Washington/Mexicali during each respective period. The Company believes the assumptions underlying the financial statements are reasonable. However, the Company cannot assure you that the financial information included herein reflects the combined assets, liabilities, operating results and cash flows of the Company in the future or what they would have been had Washington/Mexicali been a separate stand-alone entity and independent of Conexant during the periods presented.

Revenue Recognition:

Revenues from product sales are recognized upon shipment and transfer of title, in accordance with the shipping terms specified in the arrangement with the customer. Revenue recognition is deferred in all instances where the earnings process is incomplete. Certain product sales are made to electronic component distributors under agreements allowing for price protection and/or a right of return on unsold products. A reserve for sales returns and allowances for customers is recorded based on historical experience or specific identification of an event necessitating a reserve.

Cash and Cash Equivalents:

Cash and cash equivalents include cash deposited in demand deposits at banks and highly liquid investments with original maturities of 90 days or less.

Short-term Investments:

The Company's short-term investments are classified as held-to-maturity. These investments consist of commercial paper with original maturities of more than 90 days but less than twelve months. Such short-term investments are carried at amortized cost, which approximates fair value, due to the short period of time to maturity. Gains and losses are included in investment income in the period they are realized.

Restricted Cash:

Restricted cash is used to collateralize the Company's obligation under a receivables purchase agreement under which it has agreed to sell from time to time certain of its accounts receivable to Skyworks USA, Inc. ("Skyworks USA"), a wholly-owned special purpose entity that is fully consolidated for accounting purposes. Concurrently, Skyworks USA entered into an agreement with Wachovia Bank, National Association providing for a $50 million credit facility ("Facility Agreement") secured by the purchased accounts receivable. For further information regarding the Facility Agreement, please see Note 7 of the Consolidated Financial Statements.

Accounts Receivable:

Accounts receivable consist of amounts due from normal business activities. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make future payments, additional allowances may be required.

Inventories:

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market. The Company provides for estimated obsolescence or unmarketable inventory based upon assumptions about future demand and market conditions. The recoverability of inventories is assessed through an on-going review of inventory levels in relation to sales backlog and forecasts, product marketing plans and product life cycles. When the inventory on hand exceeds the foreseeable demand (generally in excess of six months), the value of such inventory that is not expected to be sold at the time of the review is written down. The amount of the write-down is the excess of historical cost over estimated realizable value (generally zero). Once established, these write-downs are considered permanent adjustments to the cost basis of the excess inventory. If actual demand and market conditions are less favorable than those projected by management, additional inventory write-downs may be required. Some or all of the inventories which have been written-down may be retained and made available for sale. In the event that actual demand is higher than originally projected, a portion of these inventories may be able to be sold in the future. Inventories which have been written-down and are identified as obsolete are generally scrapped.

Property, Plant and Equipment:

Property, plant and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method. Significant renewals and betterments are capitalized and replaced units are written off. Maintenance and repairs, as well as renewals of a minor amount, are expensed as incurred.

Estimated useful lives used for depreciation purposes are five to 30 years for buildings and improvements and three to 10 years for machinery and equipment. Leasehold improvements are depreciated over the lesser of the economic life or the life of the associated lease.

Property Held for Sale:

Property held for sale at September 30, 2004, relates to land and buildings no longer in use and is recorded at estimated fair value less estimated selling costs. The Company actively marketed the property located in Haverhill, Massachusetts and in March 2004, the Company entered into a contractual agreement for the sale of the property, contingent upon obtaining specific regulatory approvals within the next two years.

Valuation of Long-lived Assets:

Carrying values for long-lived assets and definite lived intangible assets, excluding goodwill, are reviewed for possible impairment as circumstances warrant in connection with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Impairment reviews are conducted at the judgment of management whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance. The Company's estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to the Company's business model or changes in its operating performance. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. Fair value is determined using discounted cash flows.

Goodwill and Intangible Assets:

Goodwill and intangible assets with indefinite lives are tested at least annually for impairment in accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets." The goodwill impairment test is a two-step process. The first step of the impairment analysis compares the Company's fair value to its net book value. In determining fair value, SFAS No. 142 allows for the use of several valuation methodologies, although it states quoted market prices are the best evidence of fair value. The Company basis its fair value calculation on the average market price of its common stock over a seven-day period and its outstanding common stock. Step two of the analysis compares the implied fair value of goodwill to its carrying amount in a manner similar to purchase price allocation. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. We test our goodwill for impairment annually as of the first day of our fourth fiscal quarter and in interim periods if certain events occur indicating that the carrying value of goodwill may be impaired. Indicators such as unexpected adverse business conditions, economic factors, unanticipated technological change or competitive activities, loss of key personnel, and acts by governments and courts, may signal that an asset has become impaired. Intangible assets with estimable lives and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable in accordance with SFAS No. 144. Recoverability of intangible assets with estimable lives and other long-lived assets is measured by a comparison of the carrying amount of an asset or asset group to future net undiscounted pretax cash flows expected to be generated by the asset or asset group. If these comparisons indicate that an asset is not recoverable, the impairment loss recognized is the amount by which the carrying amount of the asset or asset group exceeds the related estimated fair value. Estimated fair value is based on either discounted future pretax operating cash flows or appraised values, depending on the nature of the asset. The Company determines the discount rate for this analysis based on the expected internal rate of return for the related business and does not allocate interest charges to the asset or asset group being measured. Considerable judgment is required to estimate discounted future operating cash flows.

Deferred Financing Costs:

Financing costs are capitalized as an asset on the Company's balance sheet and amortized on a straight-line basis over the life of the financing.

Income Taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The carrying value of the Company's net deferred tax assets assumes that the Company will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and related assumptions change in the future, the Company may be required to record additional valuation allowances against its deferred tax assets resulting in additional income tax expense in the Company's consolidated statement of operations. Management evaluates the realizability of the deferred tax assets and assesses the adequacy of the valuation allowance quarterly. Likewise, in the event that the Company was to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income or decrease the carrying value of goodwill in the period such determination was made.

Research and Development Expenditures:

Research and development costs are expensed as incurred.

Product Warranties:

Warranties are offered on the sale of certain products and an accrual was recorded for estimated claims. The changes in the warranty reserve are as follows:

Warranty balance, September 30, 2002	$13,372
Additions	—
Cash payments and reductions	(7,241)
Warranty balance, September 30, 2003	6,131
Additions	1,359
Cash payments and reductions	(7,490)
Warranty balance, September 30, 2004	$ —

Financial Instruments:

The carrying value of cash and cash equivalents, accounts payable, and accrued liabilities approximates fair value due to short-term maturities of these assets and liabilities. Fair values of long-term debt, short-term debt, and short-term investments are based on quoted market prices at the date of measurement.

Foreign Currency Translation and Remeasurement:

The foreign operations of the Company are subject to exchange rate fluctuations and foreign currency transaction costs. The functional currency for the Company's foreign operations is the U.S. dollar. Exchange gains and losses resulting from transactions denominated in currencies other than the functional currency are included in the results of operations for the year. Inventories, property, plant and equipment, goodwill and intangible assets, costs of goods sold, and depreciation and amortization are remeasured from the foreign currency into U.S. dollars at historical exchange rates; other accounts are translated at current exchange rates. Gains and losses resulting from the remeasurement of the Company's deferred tax assets are included in provision (benefit) for income taxes and amounted to $2.2 million of expense in fiscal 2004. Gains and losses resulting from the remeasurement of all other accounts are included in other income (expense), net. The Company recognized a gain of $0.5 million related to these remeasurements in fiscal 2004.

Stock Option Plans:

The Company has elected to follow Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for employee stock options rather than the alternative fair value accounting allowed by SFAS No. 123, "Accounting for Stock-Based Compensation." APB No. 25 provides that compensation expense relative to the Company's employee stock options is measured based on the intrinsic value of stock options granted at the grant date and the Company recognizes compensation expense, if any, in its statement of operations using the straight-line method over the vesting period for fixed awards. Under SFAS No. 123, the fair value of stock options at the date of grant is recognized in earnings over the vesting period of the options. In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method on reported results.

No stock-based employee compensation cost is reflected in net income, as all options granted under the Company's stock-based employee compensation plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Prior to the Merger with Alpha Industries, Inc., Conexant's wireless business had no separate capitalization. Therefore, the Company had no stock-based compensation prior to June 26, 2002.

Had compensation cost for the Company's stock option and stock purchase plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, the Company's net income (loss) would have been as follows:

	Years Ended September 30,		
	2004	2003	2002
	(In thousands, except per share amounts)		
Reported net income (loss)	$22,412	$(451,416)	$(236,064)
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	17,992	4,923	285
Adjusted net income (loss)	$ 4,420	$(456,339)	$(236,349)
Per share information, basic and diluted:			
Reported net income (loss)	$ 0.15	$ (3.24)	$ (1.72)
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(0.12)	(0.03)	—
Adjusted net income (loss)	$ 0.03	$ (3.27)	$ (1.72)

For purposes of pro forma disclosures under SFAS No. 123, the estimated fair value of the options is assumed to be amortized to expense over the options' vesting period. The fair value of the options granted has been estimated at the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2004	2003	2002
Expected volatility	91%	95%	70%
Risk free interest rate	1.9%	2.5%	2.2%
Dividend yield	—	—	—
Expected option life (years)	5.0	4.5	4.5
Weighted average fair value of options granted	$3.80	$2.57	$1.87

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require input of highly subjective assumptions, including the expected stock price volatility. Because options held by employees and directors have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reasonable measure of the fair value of these options.

Earnings Per Share:

Basic earnings per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding. Diluted earnings per share includes the dilutive effect of stock options and a stock warrant, using the treasury stock method, and debt securities on an if converted basis, if their effect is dilutive. For the year ended September 30, 2004, debt securities convertible into 25.4 million shares, stock options exercisable into 19.0 million shares and a warrant to purchase 1.0 million shares were outstanding but not included in the computation of diluted earnings per share as their effect would have been anti-dilutive. For the year ended September 30, 2003, debt securities convertible into 31.1 million shares, stock options exercisable into 25.8 million shares and a warrant to purchase 1.0 million shares were outstanding but not included in the computation of diluted earnings per share as the net loss for this period would have made their effect anti-dilutive. For the year ended September 30, 2002, options to purchase 31.3 million shares were outstanding but not included in the computation of diluted earnings per share as the net loss for this period would have made their effect anti-dilutive.

Pensions and Retiree Medical Benefits:

In connection with Conexant's spin-off of its Washington/Mexicali business, Conexant transferred obligations to Washington/Mexicali for its pension plan and retiree benefits. The amounts that were transferred relate to approximately twenty Washington/Mexicali employees that had enrolled in Conexant's Voluntary Early Retirement Plan ("VERP") in 1998. The VERP also provides health care benefits to members of the plan. The Company currently does not offer pension plans or retiree benefits to its employees.

The costs and obligations of the Company's pension and retiree medical plans are calculated using many assumptions, the amount of which cannot be completely determined until the benefit payments cease. The most significant assumptions, as presented in Note 11 to the Consolidated Financial Statements, include discount rate, expected return on plan assets and future trends in health care costs. The selection of assumptions is based on historical trends and known economic and market conditions at the time of valuation. Actual results may differ substantially from these assumptions. These differences may significantly impact future pension or retiree medical expenses.

Annual pension and retiree medical expense is principally the sum of three components: 1) increase in liability from interest; less 2) expected return on plan assets; and 3) other gains and losses as described below. The expected return on plan assets is calculated by applying an assumed long-term rate of return to the fair value of plan assets. In any given year, actual returns can differ significantly from the expected return.

Differences between the actual and expected return on plan assets are combined with gains or losses resulting from the revaluation of plan liabilities. Plan liabilities are revalued annually, based on updated assumptions and information about the individuals covered by the plan. The combined gain or loss is generally expensed evenly over the remaining years that employees are expected to work.

Comprehensive Income (Loss):

The Company accounts for comprehensive income (loss) in accordance with the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 is a financial statement presentation standard that requires the Company to disclose non-owner changes included in equity but not included in net income or loss. Comprehensive loss presented in the financial statements consists of adjustments to the Company's minimum pension liability.

An analysis of accumulated other comprehensive income (loss) follows (in thousands):

	Pension Adjustments	Accumulated Other Comprehensive Income (Loss)
Balance as of September 30, 2002	$ —	$ —
Change in period	(632)	(632)
Balance as of September 30, 2003	(632)	(632)
Change in period	(154)	(154)
Balance as of September 30, 2004	$(786)	$(786)

Reclassifications:

Certain reclassifications have been made to the prior years' financial statements to conform to the current year's presentation.

Note 3. Business Combinations

Merger with Conexant Systems, Inc.'s Wireless Business

In connection with the Merger, the Company identified duplicate facilities resulting in a write-down of fixed assets with historical carrying values of $92.4 million to $20.2 million, a reduction in workforce of approximately 210 employees at a cost of $4.8 million and facility exit or closing costs of $3.1 million. The effects of these actions are reflected in the purchase price allocation below.

The total purchase price was valued at approximately $1.2 billion and is summarized as follows:

	(In thousands)
Fair market value of Alpha common stock	$1,054,111
Fair value of Alpha stock options	95,388
Estimated transaction costs of acquirer	33,606
Total	$1,183,105

The purchase price was allocated as follows:

	(In thousands)
Working capital	$ 120,977
Property, plant and equipment	59,767
Amortized intangible assets	34,082
Unamortized intangible assets	2,300
Goodwill	902,653
In-process research and development	65,500
Long-term debt	(73)
Other long-term liabilities	(2,236)
Deferred compensation	135
Total	$1,183,105

The following unaudited pro forma financial information presents the consolidated operations of the Company as if the June 25, 2002 Merger had occurred as of the beginning of the periods presented. This information gives effect to certain adjustments including increased amortization of intangibles and increased interest expense related to debt issued in conjunction with the Merger. In-process research and development of $65.5 million and other Merger-related expenses of $28.8 million have been excluded from the pro forma results as they are non-recurring and not indicative of normal operating results. This information is provided for illustrative purposes only, and is not necessarily indicative of the operating results that would have occurred had the Merger been consummated at the beginnings of the periods presented, nor is it necessarily indicative of any future operating results.

	Year Ended September 30, 2002
	(In thousands, except per share data)
Net revenue	$ 543,091
Net loss	$(301,684)
Net loss per share (basic and diluted)	$ (2.20)

In connection with the Merger, $65.5 million was allocated to purchased in-process research and development and expensed immediately upon completion of the acquisition (as a charge not deductible for tax purposes) because the technological feasibility of certain products under development had not been established and no future alternative uses existed.

The material risks associated with the successful completion of the in-process technology were associated with our ability to successfully finish the creation of viable prototypes and successful design of the chips, masks and manufacturing processes required. We expected to benefit from the in-process projects as the individual products that contained the in-process technology were put into production and sold to end-users. The release dates for each of the products within the product families were varied. The fair value of the in-process research and development ("IPR&D") was determined using the income approach. Under the income approach, the fair value reflected the present value of the projected cash flows that were expected to be generated by the products incorporating the IPR&D, if successful. The projected cash flows were discounted to approximate fair value. The discount rate applicable to the cash flows of each project reflected the stage of completion and other risks inherent in each project. The weighted average discount rate used in the valuation of IPR&D was 30 percent. The Company had either completed or abandoned each of these projects prior to the completion of fiscal 2003. The completed IPR&D projects commenced generating cash flows in fiscal 2003. Due to the nature of these projects and the related technology, the revenue streams derived from these projects cannot be separately identified. The Company decided to abandon the projects noted as such below because of continuing technology problems, downturn in demand, major delays and insufficient technical features for the competitive marketplace. The Company does not believe that its decision to abandon any of the projects listed below individually or in the aggregate had a material effect on its results of operations.

Power Amplifier — $19.9 million value: Power amplifiers are designed and manufactured for use in different types of wireless handsets. The main performance attributes of these amplifiers are efficiency, power output, operating voltage and distortion. Current research and development is focused on expanding the offering to all types of wireless standards, improving performance by process and circuit improvements and offering a higher level of integration.

- Indium Gallium Phosphide Heterojunction Bipolar Transistor: This technology enables power amplifier devices to operate with high linearity, high efficiency, and high gain. It is also suitable for high-performance wireless and fiber optic applications. This project is complete.

- Delay Line Filters: Developed for multi-carrier power amplifiers used in Base Station radio frequency transmitter chain, with a range of fixed delays between 2nS and 30nS. This project is complete.

Control Products — $22.0 million value: Control products consist of switches and switch filters that are used in wireless applications for signal routing. Most applications are in the handset market enabling multi-mode, multi-band handsets. Current research and development is focused on performance improvement and cost reduction by reducing chip size and increasing functionality.

- 0.5 um Advanced Switch Pseudomorphic High Electron Mobility Transistor: This technology provides a significant reduction in on-resistance ("Ron"). This improved device characteristic enables switches with lower insertion loss or smaller size. This project is complete.

- Low Temperature Co-fired Ceramics: This design and prototype capability used for switch-filter and power amplifier modules. This project was abandoned subsequent to the Merger.

Broadband — $18.9 million value: The products in this grouping consist of radio frequency (RF) and millimeter wave semiconductors and components designed and manufactured specifically to address the needs of high-speed, wireline and wireless network access. Current and long-term research and development is focused on performance enhancement of speed and bandwidth as well as cost reduction and integration.

- 0.5 um multifunctional Pseudomorphic High Electron Mobility Transistor: This technology provides a significant reduction in Ron. This improved device characteristic enables switches with lower insertion loss or smaller size. This project was abandoned subsequent to the Merger.

- Heterojunction Bipolar Transistor ("HBT") Linear Power Amplifiers: Development of a single-supply linear power HBT amplifier line for wireless LAN, HiPERLAN, Bluetooth and 802.11 broadband applications based on the enhanced InGaP HBT process. Development of a high linearity and power density InGaP cell structure, characterization and modeling of linearity, power, noise and s-parameter behavior of the devices and development of custom application-specific and generic line of power amplifiers and gain block amplifiers based on these models and data. This project is complete.

- InP: Develop InP bipolar process for high-speed fiber-optic applications (40Gb/s) including single and double hetero structures with ft above 150GHZ. This project was abandoned subsequent to the Merger.

Silicon Diode — $3.9 million value: These products use silicon processes to fabricate diodes for use in a variety of RF and wireless applications. Current research and development is focused on reducing the size of the device, improving performance and reducing cost.

- Chip Scale Package: This technology uses micro-machining technology to produce a small package with low parasitic inductances for wireless applications. This project was abandoned subsequent to the Merger.

Ceramics — $0.8 million value: The ceramics segment was involved in projects that relate to the design and manufacture of ceramic-based components such as resonators and filters for the wireless infrastructure market. Current research and development is focused on performance enhancements through improved formulations and electronic designs.

- Ceramic Materials: Develop a higher low dielectric loss ("Q") material to meet new applications for Base Station filters for 2, 2.5 and 3G systems and to offer a lower cost solution for existing high Q materials. Develop new material for the dielectric constant range 42 to 46 for Base Station radio frequency near antenna filter resonator applications, with improved temperature and frequency linearity over a wide temperature range. This project is complete.

Note 4. Inventory

Inventories consist of the following (in thousands):

	September 30,	
	2004	2003
Raw materials	$12,176	$ 8,475
Work-in-process	50,717	35,797
Finished goods	16,679	13,896
	$79,572	$58,168

Note 5. Property, Plant and Equipment

Property, plant and equipment consist of the following (in thousands):

	September 30,	
	2004	2003
Land	$ 9,423	$ 9,423
Land and leasehold improvements	4,103	3,410
Buildings	50,305	58,340
Machinery and equipment	335,572	249,124
Construction in progress	5,391	33,739
	404,794	354,035
Accumulated depreciation and amortization	(261,260)	(232,480)
	$ 143,534	$ 121,556

Note 6. Goodwill and Intangible Assets

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," on October 1, 2002, and performed a transitional impairment test for goodwill. As a result, management determined that the carrying amount of its goodwill was $397.1 million greater than its implied fair value. This transitional impairment charge was recorded as a cumulative effect of a change in accounting principle and is reflected in the Company's results of operations as of the beginning of fiscal 2003. The significant impairment charge to goodwill shortly after the Merger resulted from a significant decline in the market price of our common stock. The first step of the goodwill impairment analysis compares the Company's fair value to its net book value. In determining fair value, SFAS No. 142 allows for the use of several valuation methodologies, although it states quoted market prices are the best evidence of fair value. The Company hired a third-party firm to perform the fair value calculation for the Merger and subsequent SFAS 142 valuation. The fair value calculation used to determine the purchase price for the Merger was performed in December 2001, the date at which the principal terms of the Merger were agreed upon by both parties. The calculation was based on the average market price of the Company's common stock over a seven-day period. This same methodology was used to determine the fair value of the Company at October 1, 2002 for the required transitional impairment test upon the adoption of SFAS No. 142. Between the time of the Merger calculation in December 2001 and the SFAS No. 142

calculation in October 2002, the market price of the Company's common stock declined as the wireless semiconductor industry experienced a downturn in demand amid concerns about inflation, decreased consumer confidence, reduced capital spending, adverse business conditions and liquidity concerns in the telecommunications and related industries. Since the Company's fair value is directly linked to the market price of its common stock, a significant decline in the market price of its common stock could, and in this case did, result in an impairment charge to goodwill. The Company tests its goodwill for impairment annually as of the first day of its fourth fiscal quarter and in interim periods if certain events occur indicating that the carrying value of goodwill may be impaired. The Company completed its annual goodwill impairment test for fiscal 2004 and determined that as of July 5, 2004, its goodwill was not impaired.

Goodwill and intangible assets consist of the following (in thousands):

	Weighted Average Amortization Period (Years)	September 30, 2004			September 30, 2003		
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Goodwill		$504,493	$ —	$504,493	$505,514	$ —	$505,514
Amortized intangible assets:							
Developed technology	10	10,550	(3,777)	6,773	10,550	(2,806)	7,744
Customer relationships	10	12,700	(2,868)	9,832	12,700	(1,598)	11,102
Other	3	122	(101)	21	122	(56)	66
		23,372	(6,746)	16,626	23,372	(4,460)	18,912
Unamortized intangible assets:							
Tradenames		3,269	—	3,269	3,269	—	3,269
Total intangible assets		$ 26,641	$(6,746)	$ 19,895	$ 26,641	$(4,460)	$ 22,181

Annual amortization expense related to intangible assets are as follows (in thousands):

	Years Ended September 30,		
	2004	2003	2002
Amortization expense	$2,286	$3,545	$12,687

The changes in the gross carrying amount of goodwill and intangible assets are as follows:

		Intangible Assets				
	Goodwill	Developed Technology	Customer Relationships	Tradenames	Other	Total
Balance as of September 30, 2002	$905,219	$21,260	$12,700	$2,300	$122	$36,382
Additions (deductions) during year	(2,566)	—	—	969	—	969
Transitional impairment loss	(397,139)	—	—	—	—	—
Impairment losses	—	(10,710)	—	—	—	(10,710)
Balance as of September 30, 2003	505,514	10,550	12,700	3,269	122	26,641
Additions (deductions) during year	(1,021)	—	—	—	—	—
Balance as of September 30, 2004	$504,493	$10,550	$12,700	$3,269	$122	$26,641

The deductions to goodwill in fiscal 2004 primarily reflect the recognition of a portion of the deferred tax assets for which no benefit was previously recognized as of the date of the Merger. The future realization of certain pre-Merger deferred tax assets will be applied to reduce the carrying value of goodwill. The remaining portion of the valuation allowance for these pre-Merger deferred tax assets for which subsequently recognized tax benefits may be applied to reduce goodwill is approximately $43.0 million at September 30, 2004.

The additions (deductions) in fiscal 2003 primarily reflect income tax refunds and gains on the sale of acquired assets related to Alpha and the acquisition of a tradename. Impairment losses in fiscal 2003 represent the write-down of assets related to the Company's infrastructure business and are included in special charges in the accompanying consolidated statements of operations.

In accordance with SFAS No. 142, the following table provides net loss and related per share amounts for fiscal 2002, as reported and adjusted as if the Company had ceased amortizing goodwill effective October 1, 2001.

	Year Ended September 30, 2002
	(In thousands, except per share amounts)
Reported net loss	$(236,064)
Goodwill amortization, net of tax	10,699
Adjusted net loss	$(225,365)
Per share information:	
Basic and diluted:	
Reported net loss	$ (1.72)
Goodwill amortization, net of tax	0.08
Adjusted net loss	$ (1.64)

Annual amortization expense related to intangible assets is expected to be as follows (in thousands):

	2005	2006	2007	2008	2009
Amortization expense	$2,161	$2,144	$2,144	$2,144	$2,144

Note 7. Borrowing Arrangements

Long-term Debt

Long-term debt consists of the following (in thousands):

	September 30,	
	2004	2003
Junior notes	$230,000	$230,000
Senior notes	—	45,000
CDBG Grant	—	29
	230,000	275,029
Less — current maturities	—	29
	$230,000	$275,000

Junior notes represent the Company's 4.75 percent convertible subordinated notes due 2007. These Junior notes can be converted into 110.4911 shares of common stock per $1,000 principal balance, which is the equivalent of a conversion price of approximately $9.05 per share. The Company may redeem the Junior notes at any time after November 20, 2005. The redemption price of the Junior notes during the period between November 20, 2005 through November 14, 2006, will be $1,011.875 per $1,000 principal amount of notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date, and the redemption price of the notes beginning on November 15, 2006, and thereafter will be $1,000 per $1,000 principal amount of notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date. Holders may require the Company to repurchase the Junior notes upon a change in control of the Company. The Company will pay interest in cash semi-annually in arrears on May 15 and November 15 of each year.

Senior notes represented the Company's 15 percent convertible senior subordinated notes due June 30, 2005, which were issued as part of the Company's debt refinancing with Conexant completed on November 13, 2002. On April 22, 2004, the Company notified the holder of the senior notes that it would redeem such notes in full on May 12, 2004. On May 6, 2004, the holder of the senior notes converted such notes in full for approximately 5.7 million shares of the Company's common stock. The Company paid interest in cash on the senior notes on the last business day of each March, June, September and December of each year. Interest paid on the senior notes is not deductible for tax purposes because of the conversion feature.

The Company had a ten-year $960,000 loan from the State of Maryland under the Community Development Block Grant ("CDBG") program. Quarterly payments were due through December 2003, and represented principal plus interest at five percent of the unamortized balance. The Company paid this loan in full during the first quarter of fiscal 2004.

Aggregate annual maturities of long-term debt are as follows (in thousands):

Fiscal Year	
2005	$ —
2006	—
2007	—
2008	230,000
	$230,000

Short-term Debt

On July 15, 2003, the Company entered into a receivables purchase agreement under which it has agreed to sell from time to time certain of its accounts receivable to Skyworks USA, Inc. ("Skyworks USA"), a wholly-owned special purpose entity that is fully consolidated for accounting purposes. Concurrently, Skyworks USA entered into an agreement with Wachovia Bank, National Association providing for a $50 million credit facility ("Facility Agreement") secured by the purchased accounts receivable. As a part of the consolidation, any interest incurred by Skyworks USA related to monies it borrows under the Facility Agreement is recorded as interest expense in the Company's results of operations. The Company performs collections and administrative functions on behalf of Skyworks USA. As of September 30, 2004, Skyworks USA had borrowed $50.0 million under this agreement.

Note 8. Income Taxes

Income (loss) before income taxes and cumulative effect of change in accounting principle consists of the following components (in thousands):

	Years Ended September 30,		
	2004	2003	2002
United States	$15,029	$(59,379)	$(151,214)
Foreign	11,367	5,754	(104,439)
	$26,396	$(53,625)	$(255,653)

The provision for income taxes from continuing operations consists of the following (in thousands):

	Years Ended September 30,		
	2004	2003	2002
Current tax expense:			
Federal	$ —	$ —	$ —
State	(1,040)	—	—
Foreign	837	1,414	3,506
	(203)	1,414	3,506
Deferred tax expense (benefit):			
Federal	—	—	—
State	—	—	—
Foreign	3,165	(762)	(23,095)
	3,165	(762)	(23,095)
Charge in lieu of tax expense	1,022	—	—
Net income tax expense (benefit)	$ 3,984	$ 652	$(19,589)

The actual income tax expense (benefit) reported from operations are different than those which would have been computed by applying the federal statutory tax rate to income (loss) before income tax expense (benefit). A reconciliation of income tax expense (benefit) as computed at the U.S. Federal statutory income tax rate to the provision for income tax expense (benefit) as follows (in thousands):

	Years Ended September 30,		
	2004	2003	2002
Tax (benefit) expense at U.S. statutory rate	$ 9,239	$(18,769)	$(89,479)
Foreign tax rate difference	23	(1,362)	3,529
Nondeductible amortization of intangible assets	—	—	16,151
Nondeductible in-process research and development	—	—	22,925
Nondeductible interest expense	1,162	2,113	—
Pre-distribution loss not available to Skyworks	—	—	21,968
Research and development credits	(4,600)	(5,369)	(711)
State income taxes	(1,040)	—	—
Change in valuation allowance	(2,466)	25,168	5,947
Charge in lieu of tax expense	1,022	—	—
Other, net	644	(1,129)	81
	$ 3,984	$ 652	$(19,589)

The charge in lieu of tax expense resulted from partial recognition of certain acquired tax benefits that were subject to a valuation allowance at the time of acquisition, the realization of which required a reduction of goodwill.

Deferred income tax assets and liabilities consist of the tax effects of temporary differences related to the following (in thousands):

	September 30, 2004	September 30, 2003
Current:		
Inventories	$ 5,680	$ 11,878
Accrued compensation and benefits	2,464	1,907
Product returns, allowances and warranty	4,027	4,259
Restructuring	624	1,295
Other — net	1,720	1,494
Current deferred income taxes	14,515	20,833
Long-term:		
Property, plant and equipment	29,919	46,356
Intangible assets	8,240	8,837
Retirement benefits and deferred compensation	1,098	1,172
Net operating loss carryforwards	71,454	61,049
Federal tax credits	15,076	7,798
State investment credits	5,711	5,541
Restructuring	1,683	2,978
Other — net	2,202	855
Long-term deferred income taxes	135,383	134,586
Total deferred income taxes	149,898	155,419
Valuation allowance	(129,509)	(131,975)
Net deferred tax assets	$ 20,389	$ 23,444

Based upon a history of significant operating losses, management has determined that it is more likely than not that historic and current year income tax benefits will not be realized except for certain future deductions associated with the Mexicali Operations in the post-Merger period. Consequently, no United States income tax benefit has been recognized relating to the U.S. operating losses. As of September 30, 2004, the Company has established a valuation allowance against all of its net U.S. deferred tax assets. The net change in the valuation allowance of $2.5 million is principally due to the generation of additional tax attributes, i.e. federal and state net operating loss and credit carryovers, reduced by the utilization of other deferred tax assets. As noted above, during the year the Company realized a portion of the acquired deferred tax assets that were subject to the valuation allowance, which resulted in a reduction of goodwill. The remaining amount of these deferred tax assets for which subsequently recognized tax benefits will be applied to reduce goodwill related to the purchase consideration of the Merger with Alpha is approximately $43 million. Deferred tax assets have been recognized for foreign operations when management believes they will be recovered during the carry-forward period. The Company does not expect to recognize any income tax benefits relating to future operating losses generated in the United States until management determines that such benefits are more likely than not to be realized.

In 2002, the Company recorded a tax benefit of approximately $23 million related to the impairment of its Mexicali assets. A valuation allowance has not been established because the Company believes that the related deferred tax asset will be recovered during the carryforward period. During the fourth quarter of fiscal 2004, the Company reduced the carrying value of its deferred tax assets by $3.5 million. This charge primarily originated from foreign currency translation errors after establishing the aforementioned tax benefit recorded in fiscal 2002 for the impairment of its Mexicali assets immediately following completion of the Merger. The cumulative effect of these errors is being reported in the provision for income taxes line of the statement of operations in the fourth quarter of fiscal 2004, as it did not have a material impact in prior periods. The aggregate $3.5 million charge listed by fiscal year would be approximately $1.2 million, $2.0 million and $0.3 million for fiscal 2004, 2003 and 2002, respectively.

As of September 30, 2004, the Company has U.S. federal net operating loss carryforwards of approximately $187.1 million which will expire at various dates through 2024 and aggregate state net operating loss carryforwards of approximately $78.0 million which will expire at various dates through 2009. The Company also has U.S. federal and state income tax credit carryforwards of approximately $19.9 million. The U.S. federal tax credits expire at various dates through 2024. The use of the pre-Merger net operating loss and tax credit carryovers from Alpha will be limited due to statutory tax restrictions resulting from the Merger and related change in ownership. The annual limit on the utilization of pre-merger net operating losses is approximately $14 million. Pre-Merger credits would also be subject to the tax equivalent of the annual net operating loss limitation.

No provision has been made for United States, state, or additional foreign income taxes related to approximately $16.7 million of undistributed earnings of foreign subsidiaries which have been or are intended to be permanently reinvested. It is not practical to determine the United States federal income tax liability, if any, which would be payable if such earnings were not permanently reinvested.

Note 9. Stockholders' Equity

Prior to the Merger with Alpha, Conexant's wireless business had no separate capitalization. The following information represents the Company's capital structure following the Merger.

Common Stock

The Company is authorized to issue (1) 525,000,000 shares of common stock, par value $0.25 per share, and (2) 25,000,000 shares of preferred stock, without par value.

Holders of the Company's common stock are entitled to such dividends as may be declared by the Company's Board of Directors out of funds legally available for such purpose. Dividends may not be paid on common stock unless all accrued dividends on preferred stock, if any, have been paid or declared and set aside. In the event of the Company's liquidation, dissolution or winding up, the holders of common stock will be entitled to share pro rata in the assets remaining after payment to creditors and after payment of the liquidation preference plus any unpaid dividends to holders of any outstanding preferred stock. Each holder of the Company's common stock is entitled to one vote for each such share outstanding in the holder's name. No holder of common stock is entitled to cumulate votes in voting for directors. The Company's second amended and restated certificate of incorporation provides that, unless otherwise determined by the Company's Board of Directors, no holder of common stock has any preemptive right to purchase or subscribe for any stock of any class which the Company may issue or sell.

On August 11, 2003 the Company filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission ("SEC") with respect to the issuance of up to $250 million aggregate principal amount of securities, including debt securities, common or preferred shares, warrants or any combination thereof. This registration statement, which the SEC declared effective on August 28, 2003, provides the Company with greater flexibility and access to capital. On September 9, 2003, the Company issued 9.2 million shares of common stock under its shelf registration statement. The Company may from time to time issue securities under the remaining balance of the shelf registration statement for general corporate purposes.

At September 30, 2004, the Company had 156,012,551 shares of common stock issued and outstanding.

Preferred Stock

The Company's second amended and restated certificate of incorporation permits the Company to issue up to 25,000,000 shares of preferred stock in one or more series and with rights and preferences that may be fixed or designated by the Company's Board of Directors without any further action by the Company's stockholders. The designation, powers, preferences, rights and qualifications, limitations and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to such series, which will specify the terms of the preferred stock.

At September 30, 2004, the Company had no shares of preferred stock issued or outstanding.

Stock Options

The Company has stock option plans under which employees may be granted options to purchase common stock. Options are generally granted with exercise prices at not less than the fair market value on the grant date, generally vest over four years and expire ten years after the grant date. As of September 30, 2004, a total of 24.1 million shares are authorized for grant under the Company's long-term incentive plans. The number of common shares reserved for granting of future awards was 5.7 million at September 30, 2004.

Pursuant to an exchange offer dated June 16, 2003 (the "Exchange Offer"), the Company offered a stock option exchange program to its employees, other than its executive officers under Section 16 of the Securities Exchange Act of 1934, as amended, giving them the right to tender outstanding stock options with an exercise price of $13.00 per share or more in exchange for new options to be issued six months and one day after the close of the Exchange Offer. On July 3, 2003, the expiration date of the Company's Exchange Offer, the Company accepted for exchange from eligible employees options to purchase an aggregate of approximately 5.3 million shares of the Company's common stock. These stock options were cancelled as of that date. Pursuant to the Exchange Offer, a ratio was applied to the options accepted for exchange from eligible employees and on January 5, 2004, the Company issued new options to purchase approximately 3.4 million shares of the Company's common stock with an exercise price at fair market value ($9.60) in exchange for the options cancelled in connection with the offer. These new options vest ratably over an eighteen-month period. The Exchange Offer qualifies for fixed accounting, and thus the Company did not recognize compensation expense in connection with the grant of the replacement options pursuant to the Exchange Offer.

In connection with Conexant's spin-off of Washington, options to purchase shares of Conexant common stock were adjusted so that immediately following the spin-off, option holders held options to purchase shares of Conexant common stock and options to purchase Washington common stock. In connection with the Merger, those options to purchase shares of Washington common stock were converted into options to purchase the Company's common stock, par value $0.25 per share. The terms of options to purchase the Company's common stock will be governed by the Washington Sub, Inc. 2002 Stock Option Plan, which was assumed by Skyworks in the Merger and which provides that such options will generally have the same terms and conditions applicable to the original Conexant options. These options are included in the following schedules and options related to non-employees are disclosed separately below.

A summary of stock option transactions follows (shares in thousands):

	Shares	Weighted Average Exercise Price of Shares Under Plan
Balance outstanding prior to the close of the Merger	—	$ —
Recapitalization as a result of the Merger:		
Alpha options assumed	8,277	18.97
Conexant options assumed	23,188	20.80
Balance outstanding at June 25, 2002	31,465	$20.32
Granted	998	4.69
Exercised	(20)	2.08
Cancelled	(1,111)	23.35
Balance outstanding at September 30, 2002	31,332	$19.73
Granted	6,372	5.06
Exercised	(496)	6.37
Accepted for exchange	(5,328)	23.38
Cancelled	(6,117)	20.21
Balance outstanding at September 30, 2003	25,763	$15.44
Granted	7,351	9.16
Granted for options accepted for exchange	3,377	9.60
Exercised	(685)	5.05
Cancelled	(4,043)	15.61
Balance outstanding at September 30, 2004	31,763	$13.63

Options exercisable at the end of each fiscal year (shares in thousands):

	Shares	Weighted Average Exercise Price
2004	17,671	$17.59
2003	15,141	$19.03
2002	16,080	$19.86

The following table summarizes information concerning currently outstanding and exercisable options as of September 30, 2004 (shares in thousands):

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Outstanding Option Price	Options Exercisable	Weighted Average Exercise Price
$0.00-$9.99	16,375	8.5	$ 7.59	3,625	$ 6.74
$10.00-$19.99	8,262	4.6	$15.61	7,311	$15.99
$20.00-$29.99	5,880	6.0	$21.88	5,567	$21.77
$30.00-$39.99	1,007	4.1	$37.64	936	$37.91
$40.00-$59.99	177	5.1	$45.45	170	$45.39
$60.00-$170.44	62	3.7	$81.60	62	$81.63
	31,763	6.8	$13.63	17,671	$17.59

Stock Option Distribution

The following table summarizes information concerning currently outstanding options as of September 30, 2004 (shares in thousands):

	Number Outstanding	% of Total Common Stock Outstanding
Stock options held by employees and directors	21,100	13.5%
Stock options held by non-employees (excluding directors)	10,663	6.8%
	31,763	20.3%

As of September 30, 2004, the Company's ratio of options outstanding as a percentage of total common stock outstanding ("overhang") was 20.3%. The overhang attributable to options held by non-employees (other than its non-employee directors) was 6.8% and the overhang attributable to employees and directors was 13.5%.

In connection with the Merger, as of September 30, 2004 and 2003, non-employees, excluding directors, held 10,662,628 and 14,351,737 options at a weighted average price of $20.44 and $16.76, respectively. Effective June 25, 2002, in connection with the Merger, each Conexant option holder, other than holders of options granted to employees of Conexant's former Mindspeed Technologies segment on March 30, 2001 and options held by persons in certain foreign locations, received an option to purchase an equal number of shares of common stock of the Washington subsidiary. In the Merger, each outstanding Washington option was converted into an option to purchase Skyworks common stock. The conversion of Washington options into Skyworks' options was done in such a manner that (1) the aggregate intrinsic value of the options immediately before and after the conversion was the same, (2) the ratio of the exercise price per option to the market value per option was not reduced, and (3) the vesting provisions and options period of the Skyworks' options were the same as the original vesting terms and option period of the corresponding Washington options. As a result, there are a large number of options held by persons other than Skyworks' employees and directors.

Restricted Stock Awards

The Company's long-term incentive plans provide for awards of restricted shares of common stock and other stock-based incentive awards to officers and other employees and certain non-employees. Restricted stock awards are subject to forfeiture if employment terminates during the prescribed retention period (generally within two years of the date of award) or, in certain cases, if prescribed performance criteria are not met. The fair value of restricted stock awards is charged to expense over the vesting period. There were no restricted stock grants during fiscal years 2004, 2003 and 2002.

Stock Option Plans for Directors

The Company has three stock option plans for non-employee directors — the 1994 Non-Qualified Stock Option Plan, the 1997 Non-Qualified Stock Option Plan and the Directors' 2001 Stock Option Plan. Under the three plans, a total of 826,000 shares have been authorized for option grants. The three plans have substantially similar terms and conditions and are structured to provide options to non-employee directors as follows: a new director receives a total of 45,000 options upon becoming a member of the Board; and continuing directors receive 15,000 options after each Annual Meeting of Shareholders. Under these plans, the option price is the fair market value at the time the option is granted. Beginning in fiscal 2001, all options granted become exercisable 25% per year beginning one year from the date of grant. Options granted prior to fiscal 2001 become exercisable at a rate of 20% per year beginning one year from the date of grant. During fiscal 2004, 150,000 options were granted under these plans at a weighted average price of $9.44. At September 30, 2004, a total of 699,000 options, net of cancellations, at a weighted average price of $10.81 have been granted under these three plans and 306,000 shares were exercisable at a weighted average price of $12.46. During fiscal 2004, 2003 and 2002, no options were exercised under these plans. Non-employee directors of the Company are also eligible to receive option grants under the Company's 1996 Long-Term Incentive Plan.

Employee Stock Purchase Plan

The Company maintains a domestic and an international employee stock purchase plan. Under these plans, eligible employees may purchase common stock through payroll deductions of up to 10% of compensation. The price per share is the lower of 85% of the market price at the beginning or end of each six-month offering period. The plans provide for purchases by employees of up to an aggregate of 1,880,000 shares through December 31, 2012. Shares of common stock purchased under these plans in fiscal 2004, 2003 and 2002 were 616,760, 704,921 and 65,668, respectively. The Company did not recognize compensation expense under these plans in fiscal 2004, 2003 or 2002.

Stock Warrants

In connection with the Merger, the Company issued to Jazz Semiconductor, Inc. ("Jazz Semiconductor") a warrant to purchase 1,017,900 shares of Skyworks common stock at a price of $24.02 per share. This warrant became exercisable in increments of 25% as of June 25, 2002, March 11, 2003, September 11, 2003 and March 11, 2004. Jazz Semiconductor has not exercised any portion of the warrant as of September 30, 2004. The Company applied the Black-Scholes model to determine the fair value estimate and approximately $0.8 million, $0.8 million and $0.2 million was included in amortization of intangible assets related to this item in fiscal 2004, 2003 and 2002, respectively. The warrant expires on January 20, 2005.

Note 10. Employee Benefit Plan

The Company maintains a 401(k) plan covering substantially all of its employees. All of the Company's employees who are at least 21 years old are eligible to receive a Company contribution. Discretionary Company contributions are determined by the Board of Directors and may be in the form of cash or the Company's stock. The Company contributes a match of 100% of the first 4% of an employee's annual salary. For fiscal years 2004, 2003 and 2002, the Company contributed 392,744, 560,516 and 128,836 shares, respectively, of the Company's common stock valued at $3.6 million, $4.2 million and $0.6 million, respectively, to fund the Company's obligation under the 401(k) plan.

Conexant sponsored various benefit plans for its eligible employees, including a 401(k) retirement savings plan, a retirement medical plan and a pension plan. Expenses allocated from Conexant under these employee benefit plans for Washington/Mexicali participants prior to the Merger was $1.0 million for fiscal year 2002.

Note 11. Pensions and Other Retiree Benefits

In connection with Conexant's spin-off of its Washington/Mexicali business, Conexant transferred obligations to Washington/Mexicali for its pension plan and retiree benefits. The amounts that were transferred relate to approximately twenty Washington/Mexicali employees that had enrolled in Conexant's Voluntary Early Retirement Plan ("VERP") in 1998. The VERP also provides health care benefits to members of the plan. The Company currently does not offer pension plans or retiree benefits to its employees.

The components of defined benefit expense are as follows (in thousands):

	Pension Benefits		Retiree Medical Benefits	
	2004	2003	2004	2003
Service cost-benefits earned	$ —	$ —	$ —	$ —
Interest cost on benefit obligation	186	175	72	70
Estimated return on assets	(108)	(59)	—	—
Net amortization	30	3	53	50
Net periodic benefit cost	$ 108	$119	$125	$120

The funded status of the Company's principal defined benefit and retiree medical benefit plans and the amounts recognized in the balance sheet are as follows (in thousands):

	Pension Benefits		Retiree Medical Benefits	
	2004	2003	2004	2003
Change in benefit obligation:				
Balance at beginning of year	$2,894	$2,652	$1,046	$1,014
Benefit payments	(258)	(256)	(45)	(38)
Service and interest costs	187	175	72	70
Actuarial (gains) losses	273	323	137	—
Balance at end of year	$3,096	$2,894	$1,210	$1,046
Change in fair value of plan assets:				
Balance at beginning of year	$1,819	$1,419	$ —	$ —
Actual return on plan assets	95	77	—	—
Employer contribution	471	579	—	—
Benefit payments	(258)	(256)	—	—
Balance at end of year	$2,127	$1,819	$ —	$ —
Benefit obligations in excess of plan assets	$ 969	$1,075	$1,210	$1,046
Unrecognized net actuarial loss	(786)	(632)	—	—
Net accrued benefit cost	$ 183	$ 443	$1,210	$1,046

The Company measures its plan assets and benefit obligations for its pension benefit plan and retiree medical benefit plan as of June 30th for each fiscal year. During fiscal 2004 and fiscal 2003, the Company allocated approximately 60% of its plan assets for the pension benefit plan and the retiree medical benefit plan to equity securities and the remaining 40% of plan assets were allocated to debt securities. The Company plans to continue utilizing this allocation of plan assets as its investment policy.

The Company expects to contribute approximately $0.3 million to the pension benefit plan in fiscal 2005. The Company's expected benefit payments as of September 30, 2004 were $0.3 million for each fiscal year through 2009 and $1.2 million in the aggregate for fiscal 2010 through 2014.

The assumptions used in determining retirement benefit obligations are as follows:

	Pension Benefits		Retiree Medical Benefits	
	2004	2003	2004	2003
Discount rate	6%	6%	6%	7%
Long-term rate of return on assets	6%	4%	N/A	N/A

During fiscal 2004, the health care cost trend rate assumed for next year was 11% and was expected to decline by 0.5% each year until reaching the ultimate trend rate of 5.5% in fiscal 2016. An increase in the health care cost trend rate by 1% would increase the accumulated retirement medical obligation by $0.1 million at September 30, 2004, and would not affect retirement medical expense. Consequently, a decrease in the health care cost trend rate by 1% would decrease the accumulated retirement medical obligation by $0.1 million at September 30, 2004, and would not affect retirement medical expense.

Note 12. Commitments

The Company has various operating leases primarily for computer equipment and buildings. Rent expense amounted to $9.8 million, $10.4 million and $7.1 million in fiscal 2004, 2003 and 2002, respectively. Purchase options may be exercised, at fair market value, at various times for some of these leases. Future minimum payments under these noncancelable leases are as follows (in thousands):

Fiscal Year	
2005	$ 6,153
2006	4,944
2007	4,475
2008	4,351
2009	3,482
Thereafter	3,552
	$26,957

Under supply agreements entered into with Conexant and subsequently with Jazz Semiconductor, the Company receives wafer fabrication, wafer probe and certain other services from Jazz Semiconductor.

Pursuant to the terms of these agreements, the Company is committed to obtaining certain minimum wafer volumes from Jazz Semiconductor through March 2005. The Company's expected minimum purchase obligations under these supply agreements will be approximately $12.9 million in fiscal 2005. The Company currently anticipates meeting each of the annual minimum purchase obligations under these supply agreements.

In addition, the Company entered into licensing agreements for intellectual property rights and maintenance and support services during fiscal 2004. Pursuance to the terms of these agreements, the Company is committed to aggregate payments of $3.2 million and $3.0 million in fiscal 2005 and fiscal 2006, respectively.

Note 13. Contingencies

From time to time, various lawsuits, claims and proceedings have been, and may in the future be, instituted or asserted against the Company, including those pertaining to patent infringement, intellectual property, environmental, product liability, safety and health, employment and contractual matters. In addition, in connection with the Merger, the Company has assumed responsibility for all then current and future litigation (including environmental and intellectual property proceedings) against Conexant or its subsidiaries in respect of the operations of Conexant's wireless business. The outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to the Company.

Intellectual property disputes often have a risk of injunctive relief which, if imposed against the Company, could materially and adversely affect the Company's financial condition or results of operations.

Additionally, the semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. From time to time, third parties have asserted and may in the future assert patent, copyright, trademark and other intellectual property rights to technologies that are important to our business and have demanded and may in the future demand that we license their technology. At the present time, the Company is in litigation with Qualcomm Incorporated ("Qualcomm") regarding claims that both the Company and Qualcomm filed and first served against each other on December 4, 2003 asserting violations of certain of each company's respective intellectual property rights. The Company believes Qualcomm's claims are without merit and is vigorously defending against Qualcomm's claims and fully prosecuting its claims against them.

Note 14. Guarantees and Indemnities

The Company does not currently have any guarantees. The Company generally indemnifies its customers from third-party intellectual property infringement litigation claims related to its products. In connection with certain facility leases, the Company has indemnified its lessors for certain claims arising from the facility or the lease. The Company indemnifies its directors and officers to the maximum extent permitted under the laws of the state of Delaware. The duration of the indemnities varies, and in many cases is indefinite. The indemnities to customers in connection with product sales generally are subject to limits based upon the amount of the related product sales and in many cases are subject to geographic and other restrictions. In certain instances, the Company's indemnities do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. The Company has not recorded any liability for these indemnities in the accompanying consolidated balance sheets.

Note 15. Special Charges

Special charges consists of the following (in thousands):

	Years Ended September 30,		
	2004	2003	2002
Asset impairments	$13,183	$28,269	$113,301
Restructuring	4,183	6,224	3,020
	$17,366	$34,493	$116,321

Special charges consists of charges for asset impairments and restructuring activities, as follows:

Asset Impairments

During the second quarter of fiscal 2004, the Company recorded a $13.2 million charge primarily related to the impairment of obsolete baseband technology licenses that were established prior to the Merger. This charge includes approximately $1.8 million of contractual payment obligations, which the Company expects to pay within one year. The impairment charge was based on a recoverability analysis prepared by management based on the decision to discontinue certain products and the related impact on its current and projected outlook. Management believed these factors indicated that the carrying value of the related assets (intangible assets, machinery and equipment) were impaired and that an impairment analysis should be performed. In performing the analysis for recoverability, management estimated the future cash flows expected to result from these products (salvage value). Since the estimated undiscounted cash flows were less than the carrying value of the related assets, it was concluded that an impairment loss should be recognized. In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," the impairment charge was determined by comparing the estimated fair value of the related assets to their carrying value. The write down established a new cost basis for the impaired assets.

During the fourth quarter of fiscal 2003, the Company recorded a $26.0 million charge for the impairment of assets related to certain infrastructure products manufactured in its Woburn, Massachusetts and Adamstown, Maryland facilities. The Woburn facility primarily manufactures semiconductor products based on both silicon wafer technology and gallium arsenide technology. The Company's Adamstown, Maryland facility primarily manufactures ceramics components. The Company experienced a significant decline in factory utilization resulting from a downturn in the market for products manufactured at these two facilities and a decision to discontinue certain products. The impairment charge was based on a recoverability analysis prepared by management based on these factors and the related impact on its current and projected outlook. The Company projected lower revenues and new order volume for these products and management believed these factors indicated that the carrying value of the related assets (machinery, equipment and intangible assets) may have been impaired and that an impairment analysis should be performed. In performing the analysis for recoverability, management estimated the future cash flows expected to result from these products over a five-year period. Since the estimated undiscounted cash flows were less than the carrying value of the related assets, it was concluded that an impairment loss should be recognized. In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," the impairment charge was determined by comparing the estimated fair value of the related assets to their carrying value. The fair value of the assets was determined by computing the present value of the estimated future cash flows using a discount rate of 16%, which management believed was commensurate with the underlying risks associated with the projected future cash flows. Management believes the assumptions used in the discounted cash flow model represented a reasonable estimate of the fair value of the assets. The write-down established a new cost basis for the impaired assets.

In addition, during the fourth quarter of fiscal 2003, the Company recorded a $2.3 million charge for the impairment of its Haverhill, Massachusetts property currently being held for sale. In fiscal 2003, the Company relocated its operations from this facility to its Woburn, Massachusetts facility. In addition, during the fourth quarter of fiscal 2003 we recorded a $2.3 million charge for the impairment of our Haverhill, Massachusetts property. The Company actively marketed the property located in Haverhill, Massachusetts and in March 2004, the Company entered into a contractual agreement for the sale of the property, contingent upon obtaining specific regulatory approvals within the next two years.

During fiscal 2002, the Company recorded a $66.0 million charge for the impairment of the assembly and test machinery and equipment and related facility in Mexicali, Mexico. The impairment charge was based on a recoverability analysis prepared by management as a result of a significant downturn in the market for test and assembly services for non-wireless products and the related impact on the Company's current and projected outlook.

The Company experienced a severe decline in factory utilization at its Mexicali facility for non-wireless products and projected decreasing revenues and new order volume. Management believed these factors indicated that the carrying value of the assembly and test machinery and equipment and related facility may have been impaired and that an impairment analysis should be performed. In performing the analysis for recoverability, management estimated the future cash flows expected to result from the manufacturing activities at the Mexicali facility over a ten-year period. The estimated future cash flows were based on a gradual phase-out of services sold to Conexant and modest volume increases consistent with management's view of the outlook for the business, partially offset by declining average selling prices. The declines in average selling prices were consistent with historical trends and management's decision to reduce capital expenditures for future capacity expansion. Since the estimated undiscounted cash flows were less than the carrying value (approximately $100 million based on historical cost) of the related assets, it was concluded that an impairment loss should be recognized. The impairment charge was determined by comparing the estimated fair value of the related assets to their carrying value. The fair value of the assets was determined by computing the present value of the estimated future cash flows using a discount rate of 24%, which management believed was commensurate with the underlying risks associated with the projected future cash flows. Management believes the assumptions used in the discounted cash flow model represented a reasonable estimate of the fair value of the assets. The write-down established a new cost basis for the impaired assets.

During fiscal 2002, the Company recorded a $45.8 million charge for the write-off of goodwill and other intangible assets associated with its acquisition of Philsar Semiconductor Inc. ("Philsar") in fiscal 2000. Philsar was a developer of radio frequency semiconductor solutions for personal wireless connectivity, including emerging standards such as Bluetooth, and radio frequency components for third-generation digital cellular handsets. Management determined that the Company would not support the technology associated with the Philsar Bluetooth business. Accordingly, this product line was discontinued and the employees associated with the product line were either severed or relocated to other operations. As a result of the actions taken, management determined that the remaining goodwill and other intangible assets associated with the Philsar acquisition were impaired.

Restructuring Charges

2004 Corporate Restructuring Plan

During fiscal 2004, the Company consolidated cellular systems software design centers in an effort to improve the Company's overall time to market for next-generation multimedia systems development. These actions aligned the Company's structure with its current business environment. The Company implemented reductions in force at three remote facilities and recorded restructuring charges of approximately $4.2 million for costs related to severance benefits for affected employees and lease obligations. Substantially all amounts accrued for these actions are expected to be paid within one year.

Activity and liability balances related to the fiscal 2004 restructuring actions are as follows (in thousands):

	Workforce Reductions	Facility Closings	Total
Charged to costs and expenses	$ 3,685	$ 498	$ 4,183
Cash payments	(3,530)	(287)	(3,817)
Restructuring balance, September 30, 2004	$ 155	$ 211	$ 366

2003 and 2002 Corporate Restructuring Plans

During fiscal 2003 and fiscal 2002, the Company recorded $6.2 million and $3.0 million, respectively, in restructuring charges to provide for workforce reductions and the consolidation of facilities. The charges were based upon estimates of the cost of severance benefits for affected employees and lease cancellation, facility sales, and other costs related to the consolidation of facilities. As of September 30, 2004, substantially all amounts accrued for these actions have been paid and the remaining amounts are expected to be paid within one year.

Activity and liability balances related to the fiscal 2003 and fiscal 2002 restructuring actions are as follows (in thousands):

	2003		2002		
	Workforce Reductions	Facility Closings and Other	Workforce Reductions	Facility Closings and Other	Total
Charged to costs and expenses	$ —	$ —	$ 2,923	$ 97	$ 3,020
Cash payments	—	—	(2,225)	(13)	(2,238)
Restructuring balance, September 30, 2002	$ —	$ —	698	84	782
Charged to costs and expenses	4,819	$ 1,405	—	—	$ 6,224
Cash payments	(3,510)	(1,236)	(698)	(47)	(5,491)
Restructuring balance, September 30, 2003	$ 1,309	$ 169	$ —	$ 37	$ 1,515
Charged to costs and expenses	475	—	—	—	475
Cash payments	(1,777)	(116)	—	(37)	(1,930)
Restructuring balance, September 30, 2004	$ 7	$ 53	$ —	$ —	$ 60

Pre-Merger Alpha Restructuring Plan

In addition, the Company assumed approximately $7.8 million of restructuring reserves from Alpha in connection with the Merger. During fiscal 2004 and the fiscal years ended September 30, 2003 and 2002, payments related to the restructuring reserves assumed from Alpha were $0.2 million, $4.7 million and $1.1 million, respectively. In addition, the Company reduced this restructuring reserve by approximately $0.5 million in fiscal 2004 primarily related to a reduction in facility closure costs. This reduction of expenses is reflected in the special charges line of the Company's results of operations. As of September 30, 2004, the restructuring reserve balance related to Alpha was $1.3 million and primarily relates to estimated future payments on a lease that expires in 2008.

Note 16. Segment Information and Concentrations

The Company follows SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and in interim reports to shareholders. The method for determining what information to report is based on the way that management organizes the segments within the Company for making operating decisions and assessing financial performance. In evaluating financial performance, management uses sales and operating profit as the measure of the segments' profit or loss. Based on the guidance in SFAS No. 131, the Company has one operating segment for financial reporting purposes.

The Company operates in one business segment, which designs, develops, manufactures and markets proprietary semiconductor products and system solutions for manufacturers of wireless communication products.

Geographic Information

Net revenues by geographic area are presented based upon the country of destination. Net revenues by geographic area are as follows (in thousands):

	Years Ended September 30,		
	2004	2003	2002
United States	$ 74,105	$ 87,691	$ 32,713
Other Americas	51,537	69,559	44,048
Total Americas	125,642	157,250	76,761
China	206,364	119,385	40,844
South Korea	188,090	157,772	237,040
Other Asia-Pacific	133,696	99,432	74,771
Total Asia-Pacific	528,150	376,589	352,655
Europe, Middle East and Africa	130,231	83,950	28,353
	$784,023	$617,789	$457,769

The Company's revenues by geography do not necessarily correlate to end handset demand by region. For example, if the Company sells a power amplifier module to a customer in South Korea, the sale is recorded within the South Korea account although that customer, in turn, may integrate that module into a product sold to a service provider (its customer) in Africa, China, Europe, the Middle East, the Americas or within South Korea.

The significant growth in net revenues derived from China in fiscal 2004 and fiscal 2003 when compared to the previous fiscal years reflects the Company's market share gains across a number of domestic cellular handset suppliers in the region and primarily represents sales of complete cellular systems, DCR transceivers and front-end modules.

Geographic property, plant and equipment balances, including property held for sale, are based on the physical locations within the indicated geographic areas and are as follows (in thousands):

	September 30,	
	2004	2003
United States	$ 81,356	$ 76,347
Mexico	61,702	45,933
Other	6,951	5,485
	$150,009	$127,765

Concentrations

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of trade accounts receivable. Trade receivables are primarily derived from sales to manufacturers of communications and consumer products. Ongoing credit evaluations of customers' financial condition are performed and collateral, such as letters of credit and bank guarantees, are required whenever deemed necessary. As of September 30, 2004 Motorola, Inc. represented approximately 12% and Samsung Electronics Co. and RTI International each accounted for approximately 10% of the Company's gross accounts receivable. Samsung Electronics, Co. accounted for 18% of the Company's gross accounts receivable balance at September 30, 2003.

The following customers accounted for 10% or more of net revenues:

	Years Ended September 30,		
	2004	2003	2002
Motorola, Inc.	14%	11%	11%
Samsung Electronics Co.	12%	15%	35%

The foregoing percentages are based on sales representing Washington/Mexicali sales for fiscal 2002 up to the time of the Merger, and sales of the combined company for the post-Merger period from June 26, 2002 through the end of fiscal 2002 and for fiscal 2003 and fiscal 2004.

Note 17. Quarterly Financial Data (Unaudited)

	First Quarter(1)	Second Quarter	Third Quarter	Fourth Quarter(3)	Year(3)
	(In thousands, except per share data)				
Fiscal 2004					
Net revenues	$ 175,108	$183,471	$207,377	$218,067	$ 784,023
Gross profit	69,568	72,204	83,784	87,660	313,216
Net income (loss)	4,172	(9,421)	13,030	14,631	22,412
Per share data(2)					
Net income (loss), basic	0.03	(0.06)	0.09	0.09	0.15
Net income (loss), diluted	0.03	(0.06)	0.08	0.09	0.15
Fiscal 2003					
Net revenues	$ 160,194	$157,364	$150,199	$150,032	$ 617,789
Gross profit	67,320	65,968	58,444	55,117	246,849
Income (loss) before cumulative effect of change in accounting principle	791	(5,955)	(6,186)	(42,927)	(54,277)
Cumulative effect of change in accounting principle, net of tax	(397,139)	—	—	—	(397,139)
Net loss	(396,348)	(5,955)	(6,186)	(42,927)	(451,416)
Per share data(2)					
Income (loss) before cumulative effect of change in accounting principle, basic and diluted	0.01	(0.04)	(0.04)	(0.30)	(0.39)
Cumulative effect of change in accounting principle, net of tax, basic and diluted	(2.88)	—	—	—	(2.85)
Net loss, basic and diluted	(2.87)	(0.04)	(0.04)	(0.30)	(3.24)

(1) The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," on October 1, 2002 and recorded a charge for the cumulative effect of a change in accounting principle of $397.1 million, which is reflected in the above table as of the beginning of fiscal 2003.

(2) Earnings per share calculations for each of the quarters are based on the weighted average number of shares outstanding and included common stock equivalents in each period. Therefore, the sums of the quarters do not necessarily equal the full year earnings per share.

(3) During the fourth quarter of fiscal 2004, the Company reduced the carrying value of its deferred tax assets by $3.5 million. This charge primarily originated from foreign exchange translation errors after

establishing the $23.1 million tax benefit recorded in fiscal 2002 for the impairment of the Company's assembly and test machinery and equipment in Mexicali, Mexico immediately following completion of the Merger. The cumulative effect of these errors is being reported in the provision for income taxes line of the statement of operations in the fourth quarter of fiscal 2004, as it did not have a material impact in prior periods. The aggregate $3.5 million charge and the effect on earnings per share, if any, are listed in the following table.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Fiscal 2004					
Reduction to Mexicali deferred tax asset ..	$(280)	$ (62)	$(742)	$ (72)	$(1,156)
Effect on diluted earnings per share, if any	—	—	—	—	(0.01)
Fiscal 2003					
Reduction to Mexicali deferred tax asset ..	$ 62	$(1,153)	$ 453	$(1,414)	$(2,052)
Effect on diluted earnings per share, if any	—	(0.01)	—	(0.01)	(0.01)
Fiscal 2002					
Reduction to Mexicali deferred tax asset ..	$ —	$ —	$ —	$ (256)	$ (256)
Effect on diluted earnings per share, if any	—	—	—	—	—

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Skyworks Solutions, Inc.:

We have audited the accompanying consolidated balance sheets of Skyworks Solutions, Inc. and subsidiaries (the "Company") as of September 30, 2004 and 2003 and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended September 30, 2004. Our audits also included the financial statement schedule listed in the Index at Item 15 for the years ended September 30, 2004, 2003 and 2002. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Skyworks Solutions, Inc. and subsidiaries as of September 30, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2004 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for the years ended September 30, 2004, 2003 and 2002, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 6 to the consolidated financial statements, effective October 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

/s/ KPMG LLP

KPMG LLP
Boston, Massachusetts
December 10, 2004

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NASDAQ Stock Market under the symbol "SWKS". The following table sets forth the range of high and low sale prices for our common stock for the periods indicated, as reported by the NASDAQ Stock Market. Such quotations represent inter-dealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions. The number of stockholders of record of Skyworks' common stock as of March 1, 2005 was approximately 36,917.

	High	Low
Fiscal year ended October 1, 2004:		
First quarter	$11.25	$7.40
Second quarter	12.45	9.13
Third quarter	12.68	7.98
Fourth quarter	10.04	6.98
Fiscal year ended October 3, 2003:		
First quarter	$12.73	$4.00
Second quarter	9.57	5.96
Third quarter	8.10	4.94
Fourth quarter	12.28	6.52

Neither Skyworks nor its corporate predecessor, Alpha, have paid cash dividends on common stock since an Alpha dividend made in fiscal 1986, and Skyworks does not anticipate paying cash dividends in the foreseeable future. Our expectation is to retain all of our future earnings, if any, to finance future growth. On March 1, 2005, the last reported sale price of the Company common stock on the NASDAQ Stock Market was $7.46.

SKYWORKS SOLUTIONS, INC.

UNAUDITED RECONCILIATION OF PRO FORMA NON-GAAP MEASURES

(In millions, except per share amounts)	Year Ended		
	Oct 1, 2004	Oct 3, 2003	Sept. 27, 2002
GAAP operating income (loss)	$43	$(34)	$(251)
Reduction to purchase obligation[a]	—	(4)	—
Asset impairments[b]	14	28	112
Restructuring charges[c]	4	9	17
Purchased in-process research and development	—	—	66
Amortization of intangible assets	3	4	13
Alpha[e]	—	—	(29)
Pro forma operating income (loss)	$64	$ 3	$ (72)

	Oct 1, 2004	Oct 3, 2003	Sept. 27, 2002
GAAP net income (loss) per share, diluted	$0.15	$(3.24)	$(1.72)
Reduction to purchase obligation[a]	—	(0.03)	—
Asset impairments[b]	0.10	0.20	0.82
Restructuring charges[c]	0.03	0.06	0.12
Purchased in-process research and development	—	—	0.48
Amortization of intangible assets	0.01	0.03	0.09
Goodwill impairment[d]	—	2.85	—
Alpha[e]	—	—	(0.21)
Tax adjustments[f]	0.02	—	(0.17)
Pro forma net income (loss) per share, diluted	$0.31	$(0.13)	$(0.59)

	Oct 1, 2004	Oct 3, 2003	Sept. 27, 2002
GAAP net revenues	$784	$618	$458
Alpha[e]	—	—	85
Pro forma net revenues	$784	$618	$543

[a] Represents a change in the estimate of the Company's excess costs related to its purchase obligation with Jazz Semiconductor, Inc. which was included in cost of goods sold.

[b] In fiscal 2004, these changes primarily consist of a write-down of legacy technology licenses related to the Company's cellular systems business which was included in operating expenses, except for $0.7 million which was included in cost of goods sold.

In fiscal 2003, these charges primarily consist of a write-down of assets related to the Company's infrastructure business which was included in operating expenses.

In fiscal 2002, these charges primarily consist of a write-down of goodwill associated with the acquisition of the Philsar Bluetooth business and a write-down of assets related the Company's assembly and test capacity.

[c] Represents certain costs incurred to implement facility consolidations which were included in special charges, except for $0.3 million which was included in cost of goods sold for the year ended October 1, 2004, and $2.6 million which was included in selling, general and administrative expenses for the year ended October 3, 2003.

[d] The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" during fiscal 2003. As a result of the adoption of SFAS No. 142, the Company was required to evaluate for impairment goodwill

and intangible assets that have indefinite lives. Based on this evaluation, the Company determined that its goodwill was impaired. The amount of this impairment charge was $397.1 million.

[e] The pro forma information assumes Alpha Industries, Inc. and Conexant Systems, Inc.'s wireless business had been combined from the beginning of fiscal 2002. The GAAP results reflect the application of reverse merger accounting principles which provide that the historical results of Conexant's wireless business be treated as the historical results of the combined entity. Therefore, the GAAP results reflect Conexant's wireless business only through June 25, 2002, the date the merger closed, and combined results for all periods thereafter.

[f] In fiscal 2004, represents a cumulative non-cash tax charge of $3.5 million to reduce the carrying value of a deferred tax asset primarily due to foreign exchange translation errors made after establishing the tax benefit recorded for the impairment of assembly and test machinery and equipment in Mexicali, Mexico.

In fiscal 2002, represents a deferred tax benefit related to the write-down of assembly and test capacity.

CORPORATE INFORMATION

EXECUTIVE MANAGEMENT

David J. Aldrich
President, Chief Executive Officer and Director

Allan M. Kline
Vice President and Chief Financial Officer

Kevin D. Barber
Senior Vice President and General Manager, RF Solutions

Liam K. Griffin
Vice President, Sales and Marketing

George M. LeVan
Vice President, Human Resources

Karl E. Mentzel
Vice President, Operations

Nien-Tsu Shen
Vice President, Quality

Stan A. Swearingen
Vice President and General Manager, Linear Products

Mark V.B. Tremallo
Vice President, General Counsel and Secretary

Paul E. Vincent
Vice President, Finance

Gregory L. Waters
Vice President and General Manager, Cellular Systems

CORPORATE HEADQUARTERS

Skyworks Solutions, Inc.
20 Sylvan Road
Woburn, MA 01801
(781) 376-3000
www.skyworksinc.com

BOARD OF DIRECTORS

Dwight W. Decker
Chairman of the Board
Chairman and Chief Executive Officer
Conexant Systems, Inc.

David J. Aldrich
President and Chief Executive Officer
Skyworks Solutions, Inc.

Donald R. Beall
Retired Chairman and Chief Executive Officer
Rockwell International Corporation

Kevin L. Beebe
Group President
ALLTEL Corporation

Moiz M. Beguwala
Executive
Conexant Systems, Inc.

Timothy R. Furey
Chairman and Chief Executive Officer
MarketBridge

Balakrishnan S. Iyer
Retired Senior Vice President and Chief Financial Officer
Conexant Systems, Inc.

Thomas C. Leonard
Retired Chairman and Chief Executive Officer
Alpha Industries, Inc.

David J. McLachlan
Retired Senior Executive
Genzyme Corporation

David P. McGlade
Chief Executive Officer
Intelsat

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(877) 366-6437 (U.S. and Canada)
(212) 936-5100 (outside U.S.)
www.amstock.com

Our transfer agent can help you with a variety of shareholder related services including change of address, lost stock certificates, stock transfers, account status and other administrative matters.

INVESTOR RELATIONS

To ask investment-oriented questions about Skyworks, or to obtain a free copy of the Company's most recent annual report on Form 10-K, contact the Skyworks Investor Relations team directly at:
Investor Relations
Skyworks Solutions, Inc.
5221 California Avenue
Irvine, CA 92617
(949) 231-4700

You can also view this annual report along with other financial-related information and other public filings with the U.S. Securities and Exchange Commission at:
www.skyworksinc.com

ANNUAL MEETING

The annual meeting of shareholders will be held on April 28, 2005 in Burlington, Massachusetts.

COMMON STOCK

Skyworks common stock is traded on the NASDAQ Stock Market© under the symbol SWKS.

INDEPENDENT ACCOUNTANTS

KPMG LLP
Boston, Massachusetts

SKYWORKS SOLUTIONS, INC. | 20 SYLVAN ROAD, WOBURN, MA 01801 781.376.3000 WWW.SKYWORKSINC.COM